Exhibit 99.1
Notice of Annual Meeting of
Shareholders and Proxy Circular

Annual Meeting March 4, 2008
Bank of Montreal

Table of Contents

Your Vote Counts...
Registered Shareholders
If your shares are registered in your own name, you are a registered shareholder.
You will have received a form of proxy from Bank of Montreal’s transfer agent, Computer-share Trust Company of Canada. Complete, sign and mail your form of proxy in the postage prepaid envelope provided or fax it to the number indicated on the form. To vote in person at the meeting, see page 3 of the Proxy Circular.
Non-Registered Shareholders
If your shares are held in a brokerage account or through a trustee, a financial institution or another nominee, you are a non-registered shareholder.
You will have received a request for voting instructions from your broker or other nominee. Follow the instructions on your voting instruction form to vote by telephone, Internet or fax, or complete, sign and mail the voting instruction form in the postage prepaid envelope provided. To vote in person at the meeting, see the box on page 4 of the Proxy Circular.

Invitation to Shareholders	1

Notice of Annual Meeting of Shareholders of Bank of Montreal	2

Proxy Circular

Q&A on Proxy Voting	3

Business of the Meeting

• Financial Statements	5

• Election of the Board of Directors	5

• Appointment of Auditors	5

• Amendments to the Bank’s By-laws	5

• Shareholder Proposals	5

Nominees for Election to Board of Directors	6

Board of Directors Compensation/Attendance	15

Reports

• Audit Committee	18

• Governance and Nominating Committee	20

• Risk Review Committee	21

• Human Resources and Management Compensation Committee	22

Report on Executive Compensation	24

Executive Compensation	33

Indebtedness of Directors and Executive Officers	42

Performance Graph	42

Directors’ and Officers’ Insurance	43

Additional Information	43

Contacting the Board of Directors	43

Directors’ Approval	43

Schedule 1 – Statement of Corporate Governance Practices	44
including Appendix A – Board Mandate

Schedule 2 – Shareholder Proposals	52

Invitation to Shareholders
It is our great pleasure to invite you to join the Bank of Montreal Board of Directors and senior leadership team at our Annual Meeting of Shareholders on March 4, 2008. It will take place in Québec City at Fairmont Le Château Frontenac.
This important meeting is your opportunity to hear a first-hand accounting of BMO’s performance to date and our plans for the future – and for us to respond to any questions you may have.
This meeting is also your opportunity to vote on the important issues we face. If you are unable to attend in person, you may exercise the power of your proxy vote in a simple procedure that is explained in this Proxy Circular. We urge you to make your vote count.
Live coverage of the meeting will be available on our web site, www.bmo.com. Following the meeting, a recording of the proceedings will be available online, where you will also find the full text of the Annual Report 2007, quarterly results, presentations to the investment community, and other useful information about BMO.
Directors and management never lose sight of the fact that we guide this enterprise on behalf of you, our shareholders. We look forward to your participation in our deliberations on March 4.
Sincerely,

/s/ David A. Galloway	/s/ William A. Downe
David A. Galloway	William A. Downe
Chairman of the Board	President and Chief Executive Officer

January 15, 2008
Bank of Montreal Proxy Circular     1

Notice of Annual Meeting of
Shareholders of Bank of Montreal
The Annual Meeting of Shareholders of Bank of Montreal will commence at 9:30 a.m. (Eastern Standard Time) on Tuesday, March 4, 2008 in the Main Ballroom, Fairmont Le Château Frontenac, 1 rue des Carrières, Québec City, Québec, and will have the following purposes:
1.	To receive the financial statements of Bank of Montreal (the “Bank”) for the year ended October 31, 2007 and the auditors’ report on those statements;

2.	To elect the Board of Directors for 2008;

3.	To appoint auditors for 2008;

4.	To consider and, if thought fit, approve a resolution amending the Bank’s By-laws;

5.	To consider shareholder proposals, attached as Schedule 2 of the Proxy Circular; and

6.	To transact any other business properly before the meeting.
Shareholders as at January 15, 2008 will be entitled to vote at the meeting. The number of eligible votes* that may be cast at this meeting is 499,371,798, such number being the total number of Common Shares of the Bank outstanding on January 15, 2008.
If you cannot attend the meeting in person, please complete the enclosed form of proxy and return it in the postage prepaid envelope provided, or fax it to 1-866-249-7775 within Canada and the United States or 416-263-9524 from all other countries. For your vote to be recorded, your proxy must be received by Computershare Trust Company of Canada, by fax at the numbers noted above, or by mail at its Toronto office, no later than 5:00 p.m. (Eastern Standard Time) on Monday, March 3, 2008.
By order of the Board of Directors,
/s/ Blair F. Morrison
Blair F. Morrison
Vice-President and Corporate Secretary
January 15, 2008

*	The actual number of eligible votes may be less due to voting restrictions set forth in the Bank Act as described on page 3 in the answer to the question “Who is entitled to vote?”
2     Bank of Montreal Proxy Circular

Proxy Circular
This Proxy Circular is dated January 3, 2008 and all information is as at this date, unless otherwise indicated.
Q&A on Proxy Voting
Q:	What am I voting on?

A:	Shareholders are voting on the election of directors to the Board of the Bank for 2008, the appointment of auditors for the Bank for 2008, amendments to the Bank’s By-laws, and shareholder proposals.

Q:	Who is entitled to vote?

A:	Shareholders as at the close of business on January 15, 2008 are entitled to vote. Each Common Share is entitled to one vote on those items of business identified in the Notice of Annual Meeting of Shareholders of Bank of Montreal, except shares of the Bank which are beneficially owned by: the Government of Canada or of a province or any of their agencies; or the government of a foreign country or any political subdivision thereof or any of its agencies; or any person who has acquired more than 10% of any class of shares of the Bank without the approval of the Minister of Finance. No person, or entity controlled by any person, may cast votes in respect of any shares beneficially owned by the person or entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.

Q:	How do I vote?

A:	If you are a registered shareholder, you may vote in person at the meeting or you may sign the enclosed form of proxy appointing the persons named in the proxy or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the meeting. If your shares are held in the name of a nominee, please see the box on page 4 for voting instructions.

Q:	What if I plan to attend the meeting and vote in person?

A:	If you are a registered shareholder and plan to attend the meeting on March 4, 2008 and wish to vote your shares in person at the meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon arrival at the meeting.

If your shares are held in the name of a nominee, please see the box on page 4 for voting instructions.
Q:	Who is soliciting my proxy?

A:	The enclosed form of proxy is being solicited by management of Bank of Montreal and the associated costs will be borne by the Bank. The solicitation will be made primarily by mail but may also be made by telephone, in writing or in person by employees of the Bank and/or Computershare Trust Company of Canada. The Bank will also use the services of an outside agency, Georgeson Shareholder Communications Canada, Inc., to solicit proxies, at a cost to the Bank of up to approximately $40,000 plus additional charges related to telephone calls.

Q:	What if I sign the form of proxy enclosed with this circular?

A:	Signing the enclosed form of proxy gives authority to David Galloway or William Downe, each of whom is a director of the Bank, or to another person you have appointed, to vote your shares at the meeting.

Q:	Can I appoint someone other than these directors to vote my shares?

A:	Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the form of proxy.

It is important to ensure that any other person you appoint is attending the meeting and is aware that he or she has been appointed to vote your shares. Proxyholders should, upon arrival at the meeting, present themselves to a representative of Computershare Trust Company of Canada.

Q:	What do I do with my completed proxy?

A:	Return it to the Bank’s transfer agent, Computershare Trust Company of Canada, in the envelope provided, or by fax to 1-866-249-7775 within Canada and the United States or 416-263-9524 from all other countries, so that it arrives no later than 5:00 p.m. (Eastern Standard Time) on Monday, March 3, 2008. This will ensure that your vote is recorded.

Q:	If I change my mind, can I take back my proxy once I have given it?

A:	Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered to the Corporate Secretary of the Bank at the following address no later than 5:00 p.m. (Eastern Standard Time) on Monday, March 3, 2008 or to the Chairman on the day of the meeting, Tuesday, March 4, 2008, or any adjournment of the meeting.

Bank of Montreal Corporate Secretary’s Department 19th Floor, 1 First Canadian Place Toronto, Ontario M5X 1A1 Attention: Blair F. Morrison, Vice-President and Corporate Secretary Fax: 416-867-6793

Bank of Montreal Proxy Circular     3

Proxy Circular (continued)
Q:	How will my shares be voted if I give my proxy?
A:	The persons named on the form of proxy must vote for or against or withhold from voting your shares in accordance with your directions, or you can let your proxyholder decide for you. In the absence of such directions, proxies received by management will be voted in favour of the election of directors to the Board, the appointment of auditors and the amendments to the Bank’s By-laws, and against the shareholder proposals set out in Schedule 2 of this Proxy Circular.

Q:	What if amendments are made to these matters or if other matters are brought before the meeting?
A:	The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual Meeting of Shareholders of Bank of Montreal and with respect to other matters which may properly come before the meeting.
As of the time of printing of this Proxy Circular, management of the Bank knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:	How many shares are entitled to vote?
A:	As of January 15, 2008, there were outstanding 499,371,798 Common Shares of the Bank. Subject to the terms of the Bank Act restricting the voting of shares (see “Who is entitled to vote?” on page 3), each registered shareholder has one vote for each Common Share held at the close of business on January 15, 2008.
To the knowledge of the directors and officers of the Bank, as of January 3, 2008, no one person or entity beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the outstanding Common Shares of the Bank.

Q:	How will the votes be counted?
A:	Except as provided in the Bank Act, each question brought before the meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the meeting is entitled to a second or casting vote.
Q:	Who counts the votes?
A:	The Bank’s transfer agent, Computershare Trust Company of Canada, counts and tabulates the proxies. This is done independently of the Bank to preserve the confidentiality of individual shareholder votes. Proxies are referred to the Bank only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q:	If I need to contact the transfer agent, how do I reach them?
A:	For general shareholder enquiries, you can contact the transfer agent by mail at:

Computershare Trust Company of Canada 100 University Avenue 9th Floor, North Tower Toronto, Ontario M5J 2Y1 or by telephone:

within Canada and the United States at 1-800-340-5021 and from all other countries at 514-982-7800 or by fax:
within Canada and the United States at 1-888-453-0330 and from all other countries at 416-263-9394 or by e-mail at:
service@computershare.com

Q:	If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?

A:	There are two ways you can vote your shares held by your nominee. As required by Canadian securities legislation, you will have received from your nominee either a request for voting instructions or a form of proxy for the number of shares you hold.

For your shares to be voted for you, please follow the voting instructions provided by your nominee.

Since the Bank does not have unrestricted access to the names of its non-registered shareholders, if you attend the meeting, the Bank may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the meeting, insert your own name in the space provided on the request for voting instructions or form of proxy and return same by following the instructions provided. Do not otherwise complete the form as your vote will be taken at the meeting. Please register with the transfer agent, Computershare Trust Company of Canada, upon arrival at the meeting.
Q:	What is the final date to submit a shareholder proposal for the next Annual Meeting?
A:	The final date for submitting shareholder proposals to the Bank for the next annual meeting is October 17, 2008.

4     Bank of Montreal Proxy Circular

Business of the Meeting
1. Financial Statements
The Consolidated Financial Statements for the year ended October 31, 2007 are included in the 2007 Annual Report.
2. Election of the Board of Directors
The 17 nominees proposed for election as directors of the Bank are listed beginning on page 6. All are currently directors of the Bank. All nominees have established their eligibility and willingness to serve as directors. Directors will hold office until the next Annual Meeting of Shareholders of the Bank or until their successors are elected or appointed.
     Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the election of the nominees listed beginning on page 6. If, for any reason, at the time of the meeting any of the nominees are unable to serve, and unless otherwise specified, it is intended that the persons designated in the form of proxy will vote at their discretion for a substitute nominee or nominees.
Majority Voting for Directors
The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a shareholders’ meeting represent less than a majority of the shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting for the Governance and Nominating Committee’s consideration. The Committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation will be disclosed to the public. The nominee will not participate in any Committee or Board deliberations in considering the resignation. The policy does not apply in circumstances involving contested director elections.
3. Appointment of Auditors
The directors propose that the firm of KPMG LLP be appointed as auditors of the Bank (“Shareholders’ Auditors”) for the 2008 fiscal year. KPMG LLP has served continuously since 1990 as one of the Bank’s auditing firms and became the Bank’s sole auditing firm on November 1, 2003. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the appointment of KPMG LLP as the Shareholders’ Auditors.
Pre-Approval Policies and Procedures
As part of the Bank’s corporate governance practices, the Board continues to ensure that a strict policy is in place limiting the Shareholders’ Auditors from providing services not related to their role as auditors. All services provided by the Shareholders’ Auditors are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific types of services. All services comply with our Auditor Independence Policy, as well as professional standards and securities regulations governing auditor independence.
Shareholders’ Auditors’ Service Fees
Aggregate fees paid to the Shareholders’ Auditors during the fiscal years ended October 31, 2007 and 2006 were as follows:

Fees in millions of dollars (1)	2007	2006

Audit fees	$12.0	$10.7
Audit-related fees (2)	0.1	0.1
Tax fees	0.0	0.0
All other fees (3)	0.1	0.5

Total	$12.2	$11.3

Notes

(1)	The classification of fees is based on applicable Canadian securities laws and United States Securities and Exchange Commission definitions.

(2)	Audit-related fees for 2007 related to fees paid for accounting advice and specified procedures on the Proxy Circular. Audit-related fees for 2006 related to the same services provided in 2007 as well as fees paid for translation services.
(3)	All other fees for 2007 and 2006 related to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. Also included in 2006 were corporate recovery services that were grandfathered when the Bank’s Auditor Independence Policy came into effect.
4. Amendments to the Bank’s By-laws
Repeal of By-law Eight – Securities
The listing requirements of the New York Stock Exchange (“NYSE”) require securities issued by the Bank to be eligible for direct registration with the Bank effective January 1, 2008. Once the Bank begins to participate in the direct registration system, an investor will be able to hold a security of the Bank in electronic form via a book-entry position on the books of the Bank, in addition to holding a security of the Bank indirectly through a broker, dealer or other financial intermediary, or in the form of a physical security certificate. Such investors will be treated as registered owners of securities and will receive dividends, management information circulars and proxies and other mailings sent by the Bank or its transfer agent to registered holders of securities. The Bank concluded that for its securities to be eligible for direct registration as required by the NYSE, the Bank must amend its By-laws to permit Bank securities to be transferred without the need for a certificate representing the securities.
     In reviewing its By-laws, the Bank determined that it would be appropriate to repeal all of By-law Eight. By-law Eight requires the presentation of a securities certificate before the Bank may register a transfer of securities. This provision must be removed to allow the Bank to participate in the direct registration system. By-law Eight also provides for certificates evidencing securities issued by the Bank, the replacement of such certificates, the establishment of a central securities register and appointment of a transfer agent, the right to treat the registered holder of a security as the absolute owner of the security and the treatment of joint holders and deceased holders of securities. These provisions are unnecessary because they are already addressed by the Bank Act.
     On November 27, 2007, the Board of Directors amended the By-laws of the Bank to repeal By-law Eight. The repeal of By-law Eight will cease to be effective unless it is confirmed by shareholders at the meeting. Accordingly, at the meeting shareholders will be asked to pass the following resolution with or without variation:
“THAT, as approved by the Board of Directors on November 27, 2007, the repeal of By-law Eight of the By-laws of the Bank be and is hereby confirmed.”
To be effective, the resolution must be passed by a majority of the votes cast thereon in person and by proxy by the shareholders at the meeting. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the foregoing resolution.
5. Shareholder Proposals
Shareholder proposals submitted for the consideration of shareholders are attached as Schedule 2 of this Proxy Circular. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote against the shareholder proposals set out in Schedule 2 of this Proxy Circular.

Bank of Montreal Proxy Circular     5

Nominees for Election to Board of Directors

Robert M. Astley Age: 63 Waterloo, Ontario Canada Director Since: 2004 Independent (1) Areas of Expertise: Industries Financial Services	Bob Astley, a Corporate Director, is the former President and Chief Executive Officer of Clarica Life Insurance Company, a life and health insurance company headquartered in Waterloo, Ontario, and former President of Sun Life Financial Canada, comprising the Canadian life and health insurance and wealth management operations of Sun Life Financial Inc. In 1999, as President and Chief Executive Officer of Mutual Life of Canada, he led the organization and its stakeholders through demutualization, an initial public offering and a corporate name change to Clarica Life Insurance Company. With the combining of the operations of Clarica and Sun Life Financial Services of Canada Inc. in 2002, Mr. Astley was appointed President of Sun Life Financial Canada, a position he held until his retirement in September 2004. Mr. Astley is a director of the CPP Investment Board, Chairman of the Kitchener-Waterloo Symphony and a member of the Dean’s Advisory Council of the School of Business and Economics at Wilfrid Laurier University. He graduated from the University of Manitoba with an Honours degree in Science and is a Fellow of the Canadian Institute of Actuaries.

	Board/Committee Membership			Attendance		Attendance (Total)

	Board of Directors (2)			23 of 26	88%
	Human Resources and Management Compensation			10 of 10	100%	45 of 49	92%
	Risk Review			9 of 10	90%
	The Pension Fund Society of Bank of Montreal			3 of 3	100%

	Public Board Membership During the Last Five Years

	CI Fund Management Inc.			2002 – 2004
	Sun Life Financial Inc.			2002 – 2004

	Securities Held

			Deferred
		Common	Share Units	Total of Common Shares			Minimum
	Year	Shares (3)	(DSUs) (4)	and DSUs		Total Amount at Risk (5)	Required (6)

	2007	11,485	8,259	19,744	$1,106,454		$600,000
	2006	6,485	5,279	11,764	$813,128		$600,000

	Options Held (7)

	Nil

Stephen E. Bachand

Age: 69
Ponte Vedra Beach,
Florida, U.S.A.
Director Since: 1999
Independent (1)

Areas of Expertise:
Industries
      Consumer Discretionary
      Consumer Staples
      Industrials
      Financial Services
Real Estate		Stephen Bachand, a Corporate Director, is the retired President and Chief Executive Officer of Canadian Tire Corporation, Limited. He graduated from Williams College in Williamstown, Massachusetts with a B.A. and from the Darden School of the University of Virginia with an M.B.A.

		Board/Committee Membership			Attendance		Attendance (Total)

		Board of Directors (2)			26 of 26	100%	43 of 43	100%
		Governance and Nominating			7 of 7	100%
		Human Resources and Management Compensation (Chair)			10 of 10	100%

		Public Board Membership During the Last Five Years					Current Board Committee Memberships

		Canadian Pacific Railway Limited			2001 – Present		– Corporate Governance and Nominating – Management Resources and Compensation (Chair) – Pension

		George Weston Limited*			2007 – Present		– Governance, Human Resource, Nominating and Compensation

		Fairmont Hotels & Resorts Inc.			2001 – 2006

		Securities Held

				Deferred
			Common	Share Units	Total of Common Shares			Minimum
		Year	Shares (3)	(DSUs) (4)	and DSUs	Total Amount at Risk (5)		Required (6)

		2007	28,200	25,840	54,040	$3,028,402		$600,000
		2006	28,200	21,582	49,782	$3,440,932		$600,000

		Options Held (7)

				Number				Value of Unexercised
		Date Granted	Expiry Date	Granted	Exercise Price (8)	Total Unexercised		Options (9)

		March 1, 2002	March 1, 2012	7,500	$36.01	7,500		$150,225
		February 28, 2003	February 28, 2013	3,000	$43.25	3,000		$38,370

	*	Mr. Prichard is also a director of George Weston Limited.
6     Bank of Montreal Proxy Circular

David R. Beatty, O.B.E. Age: 65 Toronto, Ontario Canada Director Since: 1992 Independent (1) Areas of Expertise: Industries Financial Services Metals and Mining Real Estate		David Beatty is Chairman and Chief Executive Officer of Beatinvest Limited, a holding company, and is the former Chairman and Chief Executive Officer of Old Canada Investment Corporation Limited, an investment management company. Mr. Beatty is the Managing Director of the Canadian Coalition for Good Governance, an organization that represents 50 pension funds, mutual funds and money managers with over $1 trillion in assets under management. He is Professor of Strategic Management and Director of the Clarkson Centre for Business Ethics and Board Effectiveness at the University of Toronto’s Rotman School of Management. Mr. Beatty is Honorary Consul to Canada for the Government of Papua New Guinea and in 1993 was awarded the O.B.E. A graduate in economics from the University of Toronto (Trinity College), he was a Nuffield Scholar at the University of Cambridge (Queens’ College) where he obtained an M.A.

		Board/Committee Membership			Attendance		Attendance (Total)

		Board of Directors (2)			22 of 26	85%
		Audit*			4 of 5	80%	38 of 44	86%
		Governance and Nominating*			3 of 3	100%
		Risk Review*			9 of 10	90%

		Public Board Membership During the Last Five Years				Current Board Committee Memberships

		FirstService Corporation			2001 – Present		– Corporate Governance (Chair) – Executive Compensation

		Inmet Mining Corporation			2003 – Present		– Compensation – Corporate Governance and Nominating (Chair)

		Garbell Holdings Limited Goldcorp Inc. Husky Injection Molding Systems Ltd. Thistle Mining Inc.			1995 – 2006 1994 – 2006 2004 – 2007 1998 – 2005

		Securities Held

				Deferred
			Common	Share Units	Total of Common Shares			Minimum
		Year	Shares (3)	(DSUs) (4)	and DSUs	Total Amount at Risk (5)		Required (6)

		2007	4,000	27,262	31,262	$1,751,922		$600,000
		2006	4,000	23,619	27,619	$1,909,025		$600,000

		Options Held (7)

				Number				Value of Unexercised
		Date Granted	Expiry Date	Granted	Exercise Price (8)	Total Unexercised		Options (9)

		March 1, 2002	March 1, 2012	7,500	$36.01	7,500		$150,225
		February 28, 2003	February 28, 2013	3,000	$43.25	3,000		$38,370

	*	Effective March 1, 2007, Mr. Beatty ceased to be the Chair of the Risk Review Committee; ceased to be a member of the Governance and Nominating Committee; and was appointed to be a member of the Audit Committee.

Robert Chevrier, F.C.A. Age: 64 Montreal, Quebec Canada Director Since: 2000 Independent (1) Areas of Expertise: Industries Financial Services Industrials	Robert Chevrier is President of Société de gestion Roche Inc., a management and investment company. He was formerly Chairman and Chief Executive Officer of Rexel Canada Inc. He is a graduate of Concordia University and is a Fellow of the Institute of Chartered Accountants.

Board/Committee Membership	Attendance	Attendance (Total)

Board of Directors (2)	24 of 26	92%	36 of 38	95%
Audit	8 of 8	100%
Conduct Review*	1 of 1	100%
The Pension Fund Society of Bank of Montreal (Chair)*	3 of 3	100%

Public Board Membership During the Last Five Years	Current Board Committee Memberships

Addenda Capital Inc.	2004 – Present	– Audit (Chair)

Cascades Inc.	2003 – Present	– Audit (Chair)

CGI Group Inc.	2003 – Present	– Audit – Human Resources

Compagnie de Saint-Gobain	2007 – Present	– None

Richelieu Hardware Ltd.	1991 – Present	– Chairman of the Board

Transcontinental Inc.	2001 – Present	– Audit (Chair)

Securities Held

Deferred
Common	Share Units	Total of Common Shares	Minimum
Year	Shares (3)	(DSUs) (4)	and DSUs	Total Amount at Risk (5)	Required (6)

2007	13,230	12,531	25,761	$1,443,646	$600,000
2006	13,212	11,287	24,499	$1,693,371	$600,000

Options Held (7)

Number	Value of Unexercised
Date Granted	Expiry Date	Granted	Exercise Price (8)	Total Unexercised	Options (9)

March 1, 2002	March 1, 2012	7,500	$36.01	4,723	$94,602
February 28, 2003	February 28, 2013	3,000	$43.25	3,000	$38,370

*	Effective March 1, 2007, Mr. Chevrier ceased to be the Chair of the Conduct Review Committee (which was merged with the Audit Committee) and was appointed to be the Chair of The Pension Fund Society of Bank of Montreal.
Bank of Montreal Proxy Circular     7

Nominees for Election to Board of Directors (continued)

George A. Cope Age: 46 Toronto, Ontario Canada Director Since: 2006 Independent (1) Areas of Expertise: Industries Financial Services Telecommunications	George Cope is President and Chief Operating Officer of Bell Canada, focused on driving profitable growth, enhancing customer service and delivering leading communications products to Bell’s national marketplace. In October 2007, it was announced that Mr. Cope would become the new Chief Executive Officer of Bell Canada and BCE Inc. upon the expected closing in the first part of the second quarter of 2008 of the previously announced privatization transaction. Prior to joining Bell Canada in 2005, Mr. Cope was President and Chief Executive Officer of national wireless carrier TELUS Mobility since 2000. Previously, he served as President and Chief Executive Officer of national wireless carrier Clearnet Communications for 13 years. Mr. Cope serves on the Advisory Board of the Richard Ivey School of Business at the University of Western Ontario. A past recipient of Canada’s Top 40 Under 40 Award, Mr. Cope holds a Business Administration (Honours) degree from the University of Western Ontario.

	Board/Committee Membership			Attendance		Attendance (Total)

	Board of Directors (2)			21 of 26	81%	30 of 36	83%
	Risk Review			9 of 10	90%

	Public Board Membership During the Last Five Years					Current Board Committee Memberships

	NII Holdings, Inc.			2004 – Present		– Compensation

	Onx Enterprises Solutions Inc.			2001 – 2005

	Securities Held

			Deferred
		Common	Share Units	Total of Common Shares			Minimum
	Year	Shares (3)	(DSUs) (4)	and DSUs	Total Amount at Risk (5)		Required (6)

	2007	9,660	1,012	10,672	$598,059		$600,000
	2006	9,660	231	9,891	$683,665		$600,000

	Options Held (7)

	Nil

William A. Downe Age: 55 Toronto, Ontario Canada Non-Independent (1) Areas of Expertise: Industries Financial Services Energy Health Care		Bill Downe is President and Chief Executive Officer of BMO Financial Group. Prior to March 1, 2007, he was Chief Operating Officer, with responsibility for all of BMO’s operating units including the Personal and Commercial Client Group, Investment Banking Group, Private Client Group, Technology and Solutions and Corporate Marketing. Prior to that, Mr. Downe served four years as Deputy Chair, BMO Financial Group and Chief Executive Officer, BMO Nesbitt Burns, a role in which he oversaw the Investment Banking Group, the Private Client Group and BMO Financial Group’s operations in the U.S. In over two decades with the Bank, he has served in several capacities. Mr. Downe serves on the Board of Directors of BMO Nesbitt Burns Corporation Limited and Harris Financial Corp. (both subsidiaries of the Bank) and St. Michael’s Hospital. Mr. Downe holds an M.B.A. from the University of Toronto.

		Board/Committee Membership			Attendance		Attendance (Total)

		Board of Directors (2)			21 of 21	100%	44 of 44	100%
		Audit*			5 of 5	100%
		Governance and Nominating*			4 of 4	100%
		Human Resources and Management Compensation*			6 of 6	100%
		Risk Review*			8 of 8	100%

		Public Board Membership During the Last Five Years

		None

		Securities Held

			Common		Total of Common Shares			Minimum
		Year	Shares (3)	Units (10)	and Units		Total Amount at Risk (5)	Required (11)

		2007	109,331	161,641	270,972	$15,185,271		$7,651,000
		2006	101,923	151,419	253,342	$17,510,999		$3,659,756

		Options Held

		Mr. Downe did not receive compensation for his services as a director and was not entitled to receive DSUs or options under the Non-Officer Director Stock Option Plan described on page 41. Mr. Downe has received Deferred Stock Units under the Bank’s Deferred Stock Unit Plan, Performance Share Units under the Bank’s Mid-Term Incentive Plan, Restricted Share Units under the Investment Banking Group Mid-Term Incentive Plan and Options under the Bank’s Stock Option Plan as described in the Report on Executive Compensation.

	*	During fiscal 2007, Mr. Downe attended Committee meetings, in full or in part as appropriate, as an ex officio (non-voting) member at the request of the Committees.
8     Bank of Montreal Proxy Circular

Ronald H. Farmer Age: 57 Toronto, Ontario Canada Director Since: 2003 Independent (1) Areas of Expertise: Industries Financial Services Health Care Industrials Materials Metals and Mining	Ron Farmer is Managing Director of Mosaic Capital Partners, a Toronto-based holding company with interests in several private companies. Prior to joining Mosaic in 2003, he spent 25 years with McKinsey & Company, serving as the Managing Partner for the Canadian practice from 1991 to 1997 and as a Senior Director from 1998 until his retirement in December 2002. Mr. Farmer is a director of the following non-public companies: Integran Technologies Inc. and PowerMetal Technologies, Inc. He holds a B.A. and an M.B.A. from the University of Western Ontario.

	Board/Committee Membership			Attendance		Attendance (Total)

	Board of Directors (2)			26 of 26	100%
	Audit			7 of 8	88%	43 of 45	96%
	Conduct Review			1 of 1	100%
	Human Resources and Management Compensation			9 of 10	90%

	Public Board Membership During the Last Five Years

	None

	Securities Held

			Deferred
		Common	Share Units	Total of Common Shares			Minimum
	Year	Shares (3)	(DSUs) (4)	and DSUs		Total Amount at Risk (5)	Required (6)

	2007	5,000	10,578	15,578	$872,991		$600,000
	2006	4,000	7,549	11,549	$798,267		$600,000

	Options Held (7)

	Nil

David A. Galloway

Age: 64
Toronto, Ontario
Canada
Director Since: 1998
Independent (1)

Areas of Expertise:
Industries
      Consumer Discretionary
      Consumer Staples
      Financial Services
      Health Care
      Industrials
Telecommunications		David Galloway is Chairman of the Board of Bank of Montreal, having been appointed to this position effective May 1, 2004. He was President and Chief Executive Officer of Torstar Corporation from 1988 to 2002. He is a director of Bank of Montreal’s Harris Financial Corp. and a member of its Risk Oversight Committee. Mr. Galloway has a B.A. (Hons.) in political science and economics from the University of Toronto and an M.B.A. from Harvard Business School.

		Board/Committee Membership			Attendance		Attendance (Total)

		Board of Directors (2)			26 of 26	100%	63 of 65	97%
		Audit*			8 of 8	100%
		Conduct Review			1 of 1	100%
		Governance and Nominating			7 of 7	100%
		Human Resources and Management Compensation			10 of 10	100%
		Risk Review			9 of 10	90%
		The Pension Fund Society of Bank of Montreal*			2 of 3	67%

		Public Board Membership During the Last Five Years					Current Board Committee Memberships

		Cognos Incorporated			2007 – Present		– Compensation

		E.W. Scripps Company			2002 – Present		– Compensation (Chair)

		Toromont Industries Ltd.			2002 – Present		– Compensation – Governance

		Abitibi Consolidated Inc. Corel Corporation Hudson’s Bay Company Shell Canada Limited			2006 – 2007 2001 – 2003 2003 – 2006 2006 – 2007

		Securities Held

				Deferred
			Common	Share Units	Total of Common Shares			Minimum
		Year	Shares (3)	(DSUs) (4)	and DSUs	Total Amount at Risk (5)		Required(6)

		2007	2,000	32,557	34,557	$1,936,574		$1,800,000
		2006	2,000	26,807	28,807	$1,991,140		$1,800,000

		Options Held (7)

				Number				Value of Unexercised
		Date Granted	Expiry Date	Granted	Exercise Price (8)	Total Unexercised		Options (9)

		March 1, 2002	March 1, 2012	7,500	$36.01	7,500		$150,225
		February 28, 2003	February 28, 2013	3,000	$43.25	3,000		$38,370

	*	During fiscal 2007, Mr. Galloway was an ex officio (non-voting) member of the Audit Committee and The Pension Fund Society of Bank of Montreal.
Bank of Montreal Proxy Circular     9

Nominees for Election to Board of Directors (continued)

Harold N. Kvisle Age: 55 Calgary, Alberta Canada Director Since: 2005 Independent (1) Areas of Expertise: Industries Energy Financial Services Utilities	Harold Kvisle is President and Chief Executive Officer of TransCanada Corporation, a leading North American energy company focused on natural gas transmission and power generation. He joined TransCanada in 1999 as Executive Vice-President, Trading and Business Development and was appointed to his current position in April 2001. He holds an M.B.A. from the University of Calgary and a B.Sc. (Eng.) from the University of Alberta.

	Board/Committee Membership			Attendance		Attendance (Total)

	Board of Directors (2)			20 of 26	77%	28 of 36	78%
	Human Resources and Management Compensation			8 of 10	80%

	Public Board Membership During the Last Five Years					Current Board Committee Memberships

	PrimeWest Energy Inc.			1996 – Present		– Human Resources – Operations and Reserves

	TransCanada Corporation			2001 – Present		– None

	TransCanada Pipelines Limited			2001 – Present		– None

	Norske Skog Canada Ltd. TransCanada Power, L.P.			1997 – 2005 1999 – 2005

Securities Held

Deferred
		Common	Share Units	Total of Common Shares			Minimum
	Year	Shares (3)	(DSUs) (4)	and DSUs	Total Amount at Risk (5)		Required (6)

	2007	6,000	6,968	12,968	$726,727		$600,000
	2006	6,000	4,299	10,299	$711,867		$600,000

Options Held (7)

Nil

Eva Lee Kwok Age: 65 Vancouver, British Columbia Canada Director Since: 1999 Independent (1) Areas of Expertise: Industry Financial Services	Eva Lee Kwok is Chair and Chief Executive Officer of Amara International Investment Corp., a private corporation with diversified interests focused on real estate and land development, cross-cultural management and strategic partnerships. She is a director of the Li Ka Shing (Canada) Foundation. Mrs. Kwok has an M.Sc. in nutrition from King’s College, University of London.

Board/Committee Membership	Attendance	Attendance (Total)

Board of Directors (2)	25 of 26	96%	33 of 35	94%
Audit	7 of 8	88%
Conduct Review	1 of 1	100%

Public Board Membership During the Last Five Years	Current Board Committee Memberships

Cheung Kong Infrastructure Holdings Ltd.	2004 – Present	– Audit

CK Life Sciences Int’l., (Holdings) Inc.	2002 – Present	– Audit – Remuneration

Husky Energy Inc.	2000 – Present	– Compensation – Corporate Governance

Air Canada Shoppers Drug Mart Corporation Telesystem International Wireless Inc.	1998 – 2003 2004 – 2006 2002 – 2003

Securities Held

Deferred
Common	Share Units	Total of Common Shares	Minimum
Year	Shares (3)	(DSUs) (4)	and DSUs	Total Amount at Risk (5)	Required (6)

2007	4,000	20,664	24,664	$1,382,171	$600,000
2006	4,000	17,262	21,262	$1,469,629	$600,000

Options Held (7)

Number	Value of Unexercised
Date Granted	Expiry Date	Granted	Exercise Price (8)	Total Unexercised	Options (9)

March 1, 2002	March 1, 2012	7,500	$36.01	7,500	$150,225
February 28, 2003	February 28, 2013	3,000	$43.25	3,000	$38,370

10     Bank of Montreal Proxy Circular

Bruce H. Mitchell Age: 61 Toronto, Ontario Canada Director Since: 1999 Independent (1) Areas of Expertise: Industries Consumer Staples Energy Financial Services Industrials Information Technology		Bruce Mitchell is President and Chief Executive Officer of Permian Industries Limited, a Toronto-based management and holding company with interests in the North American food processing and technology industries. Mr. Mitchell is a member of the Board of Trustees and a Councillor of Queen’s University, is on the Board of Gardiner Group Capital, is Vice-Chair of the Canadian Institute for Advanced Research and has served on the Board and executive committees of Ridley College and UNICEF Canada. He holds a B.Sc. from Queen’s University and an M.B.A. from Harvard University.

		Board/Committee Membership			Attendance		Attendance (Total)

		Board of Directors (2)			23 of 26	88%
		Governance and Nominating Committee*			7 of 7	100%	40 of 44	91%
		Risk Review (Chair)*			9 of 10	90%
		The Pension Fund Society of Bank of Montreal*			1 of 1	100%

		Public Board Membership During the Last Five Years					Current Board Committee Memberships

		Garbell Holdings Limited			2006 – Present		None

		CFM Corporation GSW Inc.			2003 – 2005 2000 – 2006

		Securities Held

				Deferred
			Common	Share Units	Total of Common Shares			Minimum
		Year	Shares (3)	(DSUs) (4)	and DSUs	Total Amount at Risk (5)		Required (6)

		2007	20,000	22,202	42,202	$2,365,000		$600,000
		2006	20,000	18,442	38,442	$2,657,111		$600,000

		Options Held (7)

				Number				Value of Unexercised
		Date Granted	Expiry Date	Granted	Exercise Price (8)	Total Unexercised		Options (9)

		March 1, 2002	March 1, 2012	7,500	$36.01	7,500		$150,225
		February 28, 2003	February 28, 2013	3,000	$43.25	3,000		$38,370

	*	Effective March 1, 2007, Mr. Mitchell ceased to be the Chair of the Governance and Nominating Committee; was appointed to be the Chair of the Risk Review Committee; and ceased to be a member of The Pension Fund Society of Bank of Montreal.

Philip S. Orsino, O.C., F.C.A. Age: 53 Toronto, Ontario Canada Director Since: 1999 Independent (1) Areas of Expertise: Industries Consumer Discretionary Financial Services Health Care Industrials		Philip Orsino, a Corporate Director, is the former President and Chief Executive Officer of Masonite International Corporation (formerly Premdor Inc.), an integrated global building products company with operating facilities in North America, South America, Europe, Asia and Africa. Mr. Orsino is an active volunteer and is involved in many community activities. He currently serves as Chairman of the Board of Trustees of the University Health Network. A published author, Mr. Orsino was appointed an Officer of the Order of Canada in 2004, was the recipient of the 2003 Canada’s Outstanding Chief Executive Officer of the Year Award, received the University of Toronto’s Distinguished Business Alumni Award for 2002 and won the 1998 Entrepreneur of the Year Award for Manufacturing sponsored by Ernst & Young International.

		Board/Committee Membership			Attendance		Attendance (Total)

		Board of Directors (2)			22 of 26	85%	47 of 52	90%
		Audit (Chair)			8 of 8	100%
		Conduct Review			1 of 1	100%
		Governance and Nominating Committee			6 of 7	86%
		Risk Review*			10 of 10	100%

		Public Board Membership During the Last Five Years					Current Board Committee Memberships

		Clairvest Group Inc.			1998 – Present		– Audit

		Masonite International Corporation			1989 – 2005

		Securities Held

				Deferred
			Common	Share Units	Total of Common Shares			Minimum
		Year	Shares (3)	(DSUs) (4)	and DSUs	Total Amount at Risk (5)		Required (6)

		2007	7,623	18,118	25,741	$1,442,526		$600,000
		2006	7,619	14,194	21,813	$1,507,715		$600,000

		Options Held (7)

				Number				Value of Unexercised
		Date Granted	Expiry Date	Granted	Exercise Price (8)	Total Unexercised		Options (9)

		March 1, 2002	March 1, 2012	7,500	$36.01	7,500		$150,225
		February 28, 2003	February 28, 2013	3,000	$43.25	3,000		$38,370

	*	During fiscal 2007, Mr. Orsino was an ex officio (non-voting) member of the Risk Review Committee.
Bank of Montreal Proxy Circular     11

Nominees for Election to Board of Directors (continued)

Dr. Martha C. Piper,
O.C., O.B.C.

Age: 62
Vancouver, British Columbia
Canada
Director Since: 2006
Independent (1)

Areas of Expertise:
Industries
      Consumer Discretionary
      Financial Services
      Health Care
      Information Technology
      Utilities
Dr. Martha C. Piper, a Corporate Director, was President and Vice-Chancellor of The University of British Columbia from 1997 to June 2006. Prior to this, she was Vice-President Research and External Affairs at The University of Alberta. She has served on the Board of the Advisory Council on Science and Technology, the British Columbia Progress Board and the National University of Singapore Council. In 2001, she served as Campaign Chair of the United Way of the Lower Mainland. Dr. Piper is an Officer of the Order of Canada and a recipient of the Order of British Columbia. She was named Educator of the Year by the Learning Partnership in 2004 and was recently appointed a member of the Trilateral Commission.

Board/Committee Membership			Attendance		Attendance (Total)

Board of Directors (2)			26 of 26	100%	36 of 36	100%
Human Resources and Management Compensation			10 of 10	100%

Public Board Membership During the Last Five Years					Current Board Committee Memberships

Shoppers Drug Mart Corporation			2007 – Present		– Compensation

TransAlta Corporation			2006 – Present		– Human Resources – Governance and Environment

Securities Held

		Deferred
	Common	Share Units	Total of Common Shares			Minimum
Year	Shares (3)	(DSUs) (4)	and DSUs	Total Amount at Risk (5)		Required (6)

2007	890	2,206	3,096	$173,500		$600,000
2006	499	Nil	499	$34,491		$600,000

Options Held (7)

Nil

J. Robert S. Prichard,
O.C., O.Ont.

Age: 58
Toronto, Ontario
Cananda
Director Since: 2000
Independent (1)

Areas of Expertise:
Industries
      Consumer Discretionary
      Consumer Staples
      Financial Services
Health Care	J. Robert S. Prichard is President and Chief Executive Officer of Torstar Corporation. Torstar is a leading Canadian media company with three major businesses: daily newspapers led by Canada’s largest daily, The Toronto Star; community newspapers led by Metroland Media Group, Canada’s largest community newspaper company; and book publishing led by Harlequin Enterprises, a leading global publisher of romance and women’s fiction. Mr. Prichard is also President Emeritus of the University of Toronto where he previously served as dean of law and as a professor specializing in law and economics. He also serves as Chairman of the Visiting Committee of Harvard Law School, Vice-Chair of Canada’s Science, Technology and Innovation Council and a director of the Toronto Community Foundation. He studied honours economics at Swarthmore College, received his M.B.A. from the University of Chicago and earned law degrees at the University of Toronto and Yale University. He is an Officer of the Order of Canada, a Member of the Order of Ontario and a Fellow of the Royal Society of Canada.

Board/Committee Membership	Attendance	Attendance (Total)

Board of Directors (2)	25 of 26	96%	41 of 43	95%
Governance and Nominating (Chair)*	7 of 7	100%
Human Resources and Management Compensation	9 of 10	95%

Public Board Membership During the Last Five Years	Current Board Committee Memberships

George Weston Limited**	2000 – Present	– Governance, Human Resource, Nominating and Compensation – Pension and Benefits

Onex Corporation	1994 – Present	None

Torstar Corporation	2002 – Present	– Pension – Toronto Star Advisory Committee (ex officio)

Four Seasons Hotels Inc.	1996 – 2007

Securities Held

Deferred
Common	Share Units	Total of Common Shares	Minimum
Year	Shares (3)	(DSUs) (4)	and DSUs	Total Amount at Risk (5)	Required (6)

2007	4,000	17,112	21,112	$1,183,116	$600,000
2006	4,000	13,672	17,672	$1,221,489	$600,000

Options Held (7)

Number	Value of Unexercised
Date Granted	Expiry Date	Granted	Exercise Price (8)	Total Unexercised	Options (9)

March 1, 2002	March 1, 2012	7,500	$36.01	7,500	$150,225
February 28, 2003	February 28, 2013	3,000	$43.25	3,000	$38,370

*	Effective March 1, 2007, Mr. Prichard was appointed to be the Chair of the Governance and Nominating Committee.
**	Mr. Bachand is also a director of George Weston Limited.
12     Bank of Montreal Proxyb Circular

Jeremy H. Reitman Age: 62 Montreal, Quebec Canada Director Since: 1987 Independent (1) Areas of Expertise: Industries Consumer Discretionary Financial Services		Jeremy Reitman is President, Chief Executive Officer and a director of Reitmans (Canada) Limited, a retailing company. He is also a member of the Board of Governors of McGill University. Mr. Reitman studied at Dartmouth College, Hanover, New Hampshire (A.B.) and McGill University (B.C.L.).

		Board/Committee Membership			Attendance		Attendance (Total)

		Board of Directors (2)			26 of 26	100%
		Audit			7 of 8	88%	44 of 45	98%
		Conduct Review			1 of 1	100%
		Risk Review*			10 of 10	100%

		Public Board Membership During the Last Five Years				Current Board Committee Memberships

		Reitmans (Canada) Limited			1975 – Present		None

		Securities Held

				Deferred
			Common	Share Units	Total of Common Shares			Minimum
		Year	Shares (3)	(DSUs) (4)	and DSUs	Total Amount at Risk (5)		Required (6)

		2007	10,000	34,042	44,042	$2,468,114		$600,000
		2006	10,000	30,065	40,065	$2,769,293		$600,000

		Options Held (7)

				Number				Value of Unexercised
		Date Granted	Expiry Date	Granted	Exercise Price (8)	Total Unexercised		Options (9)

		March 1, 2002	March 1, 2012	7,500	$36.01	7,500		$150,225
		February 28, 2003	February 28, 2013	3,000	$43.25	3,000		$38,370

	*	Effective March 1, 2007, Mr. Reitman was appointed to be a member of the Risk Review Committee (he previously attended meetings as an ex officio (non-voting) member).

Guylaine Saucier, C.M., F.C.A.

Age: 61
Montreal, Quebec
Canada
Director Since: 1992
Independent (1)

Areas of Expertise:
Industries
      Consumer Discretionary
      Energy
      Financial Services
      Industrials
Telecommunications		Guylaine Saucier, a Corporate Director, is a former Chairman of the Board of Directors of the Canadian Broadcasting Corporation, a former director of the Bank of Canada, a former Chair of the Canadian Institute of Chartered Accountants (CICA), a former director of the International Federation of Accountants, and was Chair of the Joint Committee on Corporate Governance established by the CICA, the Toronto Stock Exchange and the Canadian Venture Exchange, and was also the first woman to serve as President of the Quebec Chamber of Commerce. She serves as a director of the Fondation du Musée des Beaux Arts. Mme Saucier obtained a B.A. from Collège Marguerite-Bourgeois and a B.Comm. from the École des Hautes Études Commerciales, Université de Montréal. She is a Fellow of the Institute of Chartered Accountants and a Member of the Order of Canada. In 2004, she received the Fellowship Award from the Institute of Corporate Directors and in 2007, she obtained the Institute Certified Designation from the Institute of Corporate Directors.

		Board/Committee Membership			Attendance		Attendance (Total)

		Board of Directors (2)			21 of 26	81%	32 of 38	84%
		Audit			7 of 8	88%
		Conduct Review			1 of 1	100%
		The Pension Fund Society of Bank of Montreal*			3 of 3	100%

		Public Board Membership During the Last Five Years				Current Board Committee Memberships

		AXA Assurance Inc.			1987 – Present		– Audit

		CHC Helicopter Corporation			2005 – Present		– Audit – Pension

		Areva			2006 – Present		– Audit (Chair) – End-of-Life-Cycle Obligations Monitoring (Chair)

		Petro-Canada			1991 – Present		– Corporate Governance and Nominating (Chair) – Pension

		Altran Technologies SA Nortel Networks Corporation Tembec Inc.			2003 – 2007 1997 – 2005 1991 – 2005

		Securities Held

				Deferred
			Common	Share Units	Total of Common Shares			Minimum
		Year	Shares (3)	(DSUs) (4)	and DSUs	Total Amount at Risk (5)		Required (6)

		2007	6,090	27,958	34,048	$1,908,050		$600,000
		2006	6,090	25,176	31,266	$2,161,106		$600,000

		Options Held (7)

				Number				Value of Unexercised
		Date Granted	Expiry Date	Granted	Exercise Price (8)	Total Unexercised		Options (9)

		March 1, 2002	March 1, 2012	7,500	$36.01	6,500		$130,195
		February 28, 2003	February 28, 2013	3,000	$43.25	3,000		$38,370

	*	Effective March 1, 2007, Mme Saucier ceased to be the Chair of The Pension Fund Society of Bank of Montreal.
Bank of Montreal Proxy Circular     13

Nominees for Election to Board of Directors (continued)

Nancy C. Southern Age: 51 Calgary, Alberta Canada Director Since: 1996 Independent (1) Areas of Expertise: Industries Energy Financial Services Industrials Utilities	Nancy Southern is President and Chief Executive Officer of ATCO Ltd. and Canadian Utilities Limited and a director of both corporations. ATCO Group is an Alberta-based corporation with companies actively engaged in power generation, utilities, logistics and energy services, industrials and technologies. Ms. Southern was born and raised in Calgary and has been involved in many community endeavours. She is Executive Vice-President of Spruce Meadows, renowned as one of the world’s finest show jumping facilities.

Board/Committee Membership	Attendance	Attendance (Total)

Board of Directors (2)	24 of 26	92%	35 of 38	92%
Risk Review	9 of 10	90%
The Pension Fund Society of Bank of Montreal*	2 of 2	100%

Public Board Membership During the Last Five Years	Committee Memberships

Akita Drilling Ltd.	1992 – Present	None

ATCO Ltd.	1989 – Present	None

Canadian Utilities Limited	1990 – Present	None

Shell Canada Limited	2001 – 2007

Securities Held

Deferred
Common	Share Units	Total of Common Shares	Minimum
Year	Shares (3)	(DSUs) (4)	and DSUs	Total Amount at Risk (5)	Required (6)

2007	9,156	8,563	17,719	$992,973	$600,000
2006	8,945	7,082	16,027	$1,107,786	$600,000

Options Held (7)

Number	Value of Unexercised
Date Granted	Expiry Date	Granted	Exercise Price (8)	Total Unexercised	Options (9)

March 1, 2002	March 1, 2012	7,500	$36.01	7,500	$150,225
February 28, 2003	February 28, 2013	3,000	$43.25	3,000	$38,370

*	Effective March 1, 2007, Ms. Southern was appointed to be a member of The Pension Fund Society of Bank of Montreal.

Notes
(1)	“Independent” refers to the Board’s determination of whether a director is “independent” under the categorical standards adopted by the Board as described under the heading “Director Independence” on page 44. Mr. Downe is not independent under the standards as he is an executive of the Bank.
(2)	The 26 meetings held by the Board of Directors in fiscal 2007 included meetings which were outside its regular meeting schedule and round table meetings (sessions where the directors discussed current and developing issues with the President and Chief Executive Officer and dealt with other Board-related matters).
(3)	“Common Shares” refers to the number of Common Shares of the Bank beneficially owned, or over which control or direction is exercised, by the nominee as of January 3, 2008 in respect of 2007 and January 2, 2007 in respect of 2006.
(4)	“DSUs” refers to the number of deferred share units held by the nominee under the Deferred Share Unit Plan for Non-Employee Directors described on page 16 as of January 3, 2008 in respect of 2007 and January 2, 2007 in respect of 2006.
(5)	The “Total Amount at Risk” is determined by multiplying the number of Common Shares, DSUs and/or Units held by each nominee as of January 3, 2008 in respect of 2007 and January 2, 2007 in respect of 2006 by the closing price of the Bank’s Common Shares on the Toronto Stock Exchange (TSX) on each such date ($56.04 and $69.12, respectively).
(6)	“Minimum Required” refers to the value of Common Shares and/or DSUs the director is required to hold under the Board’s share ownership requirements. Directors are required to hold at least six times their annual retainer in Common Shares and/or DSUs as described on page 15.
(7)	“Options” refers to the number of unexercised options held by the nominee under the Non-Officer Director Stock Option Plan described on page 41 as of January 3, 2008. The granting of options under the Non-Officer Director Stock Option Plan was discontinued effective November 1, 2003.
(8)	“Exercise Price” is the closing price of the Bank’s Common Shares on the TSX on the trading day immediately preceding the grant date of the option as described on page 41 under “Non-Officer Director Stock Option Plan”.
(9)	“Value of Unexercised Options” is determined by multiplying the number of unexercised options held by each nominee as of January 3, 2008 by the difference between the closing price of the Bank’s Common Shares on the TSX on January 3, 2008 ($56.04) and the exercise price of such options.
(10)	“Units” refers to the number of deferred stock units under the Bank’s Deferred Stock Unit Plan, Performance Share Units under the Bank’s Mid-Term Incentive Plan and Restricted Share Units under the Investment Banking Group Mid-Term Incentive Plan held by Mr. Downe as of January 3, 2008 in respect of 2007 and January 2, 2007 in respect of 2006. A description of each of these can be found in the Report on Executive Compensation.
(11)	Mr. Downe’s share ownership requirements as an executive of the Bank are described under “Executive Share Ownership Guidelines” on page 30. The minimum required amounts have been converted into Canadian dollars at the average rate of exchange for the fiscal year as follows: for 2007, US$1.00 = Cdn$1.093 and for 2006, US$1.00 = Cdn$1.132.
14     Bank of Montreal Proxy Circular

Additional Disclosure Relating to Directors
To the knowledge of the Bank, no director of the Bank is, or has been in the last 10 years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order (including a management cease trade order) or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:
(i)	Mr. Bachand, a director of the Bank, was a director of Krystal Bond Inc. when it became subject to a cease trade order for failure to file financial statements on April 12, 2002. It has since ceased to operate as a going concern. Mr. Bachand is no longer a director of Krystal Bond Inc.;
(ii)	Mr. Beatty, a director of the Bank, was a director of Thistle Mining Inc. when it announced on December 21, 2004 that it intended to undertake a restructuring under the Companies’ Creditors Arrangement Act (“CCAA”). While Thistle completed the restructuring on June 30, 2005, its common shares were suspended from trading on the Alternative Investment Market from June 30, 2005 to July 13, 2005 and its common shares have been suspended from trading on the Toronto Stock Exchange since December 31, 2004 due to the restructuring. Mr. Beatty is no longer a director of Thistle Mining Inc.;
(iii)	Mr. Galloway, the Chairman and a director of the Bank, was a director of ITI Education Corporation (due to Torstar’s 40% ownership) when it voluntarily agreed to the appointment of a receiver in August 2001. Mr. Galloway is no longer a director of ITI Education Corporation;
(iv)	Mrs. Kwok, a director of the Bank, was a director of Air Canada when it filed for protection under the CCAA in April 2003.
Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004. Mrs. Kwok is no longer a director of Air Canada; and
(v)	Mme Saucier, a director of the Bank, was a director of Nortel Networks Corporation and was subject to a cease trade order issued on May 17, 2004 as a result of Nortel’s failure to file financial statements. The cease trade order was revoked on June 21, 2005. Mme Saucier is no longer a director of Nortel Networks Corporation.

Board of Directors Compensation/Attendance

How Were the Bank’s Directors Compensated in 2007? (a)

Description of fee	Amount

Annual retainer (Director)	$100,000 per year

Board meeting fee	$2,000 per meeting

Committee meeting fee (b)	$1,500 per meeting

Chair retainers:
Chairman of the Board	$300,000 per year(c)
Audit Committee	$35,000 per year
Conduct Review Committee (d)	$15,000 per year
Governance and Nominating Committee	$15,000 per year
Human Resources and Management Compensation Committee	$25,000 per year
Risk Review Committee	$25,000 per year
The Pension Fund Society of Bank of Montreal	$15,000 per year

Travel fees: $1,500 per trip for directors having to travel more than 1,000 kilometres from their principal residence to participate in a meeting or series of meetings

Notes
(a)	Directors’ compensation is only paid to non-employee directors. Directors are reimbursed for travel and out-of-pocket expenses incurred in attending Board and Committee Meetings.
(b)	Includes meetings of The Pension Fund Society of Bank of Montreal.
(c)	The Chairman of the Board receives no additional fees in his capacity as a director.
(d)	Effective March 1, 2007, the Conduct Review Committee was merged with the Audit Committee.
Director Share Ownership Requirements
With a view to aligning directors’ compensation with shareholders’ interests, directors are required to hold at least six times their annual retainer in Common Shares and/or Deferred Share Units and, until this level is achieved, directors must take 100% of their remuneration in the form of either Common Shares or Deferred Share Units. Once this threshold has been reached, directors must take 50% of their annual retainer in Common Shares (which are purchased on the open market) or in Deferred Share Units. Directors have the option to receive up to 100% of their annual retainer and meeting fees in this manner.
In fiscal 2007, 11 of 16 non-employee directors elected to take 100% of their annual retainer and meeting fees in Deferred Share Units. As at January 3, 2008, all non-employee directors were in compliance with the share ownership requirements with the exception of Mr. Cope and Dr. Piper (who both joined the Board in July 2006).
Directors’ Share Ownership
As at January 3, 2008:
•	Total Common Shares held by non-employee directors: 141,334;
•	Total Deferred Share Units held by non-employee directors: 275,872; and
•	Total value of Common Shares and Deferred Share Units held by non-employee directors was $23,380,224(1).
Notes
(1)	Based on the closing price of the Bank’s Common Shares on the Toronto Stock Exchange as of January 3, 2008, which was $56.04.

Bank of Montreal Proxy Circular     15

Board of Directors Compensation/Attendance (continued)
Deferred Share Unit Plan
•	A Deferred Share Unit is an amount owed by the Bank to directors having the same value as one Common Share, but is not paid out until such time as the director leaves the Board, thereby providing an ongoing equity stake in the Bank throughout the director’s period of Board service. Only non-employee directors can receive Deferred Share Units.
•	Payment of Deferred Share Units may be in cash or in Common Shares purchased on the open market.
•	As at January 3, 2008, the value of Deferred Share Units outstanding to directors was $15,459,867.
Non-Officer Director Stock Option Plan
The granting of options under the Non-Officer Director Stock Option Plan was discontinued effective November 1, 2003. A description of the Plan can be found on page 41.

The following table sets out compensation paid by the Bank to non-employee directors who served as directors during the year ended October 31, 2007.
Directors’ Compensation for Fiscal 2007

		Committee	Non-	Board and
	Board	Chair	executive	Round Table	Committee				Portion of fees taken in Cash,
	retainer	retainer	Chairman	attendance	attendance	Travel fees	Other fees	Total	Common Shares and/or
Directors	($)	($) (a)	retainer ($)	fee ($) (b)	fee ($)	($)	($) (c)	($)	Deferred Share Units (DSUs)
Robert M. Astley	100,000	–	–	44,000	31,500	1,500	1,500	178,500	100% in DSUs
Stephen E. Bachand	100,000	25,000	–	48,000	25,500	15,000	3,000	216,500	100% in DSUs
David R. Beatty	100,000	8,333	–	40,000	22,500	1,500	–	172,333	100% in DSUs
Robert Chevrier	100,000	15,000	–	46,000	18,000	1,500	–	180,500	Annual retainer: 50% in cash and 50% in DSUs. Meeting fees: 100% in cash.
George A. Cope	100,000	–	–	40,000	13,500	–	1,500	155,000	Annual retainer: 50% in cash and 50% in DSUs. Meeting fees: 100% in cash.
Ronald H. Farmer	100,000	–	–	48,000	25,500	1,500	–	175,000	100% in DSUs
David A. Galloway	–	–	300,000	–	–	–	–	300,000	100% in DSUs
Harold N. Kvisle	100,000	–	–	36,000	12,000	12,000	–	160,000	100% in DSUs
Eva Lee Kwok	100,000	–	–	48,000	12,000	10,500	1,500	172,000	100% in DSUs
Bruce H. Mitchell	100,000	21,667	–	44,000	24,000	1,500	1,500	192,667	100% in DSUs
Philip S. Orsino	100,000	35,000	–	42,000	36,000	1,500	–	214,500	100% in DSUs
Martha C. Piper	100,000	–	–	48,000	15,000	16,500	1,500	181,000	100% in Common Shares (11/06 to 01/07) and 100% in DSUs (02/07 to 10/07)
J. Robert S. Prichard	100,000	10,000	–	46,000	24,000	1,500	3,000	184,500	100% in DSUs
Jeremy H. Reitman	100,000	–	–	48,000	25,500	1,500	–	175,000	100% in DSUs
Guylaine Saucier	100,000	5,000	–	38,000	16,500	1,500	1,500	162,500	Annual retainer: 50% in cash and 50% in DSUs. Meeting fees: 100% in DSUs.
Nancy C. Southern	100,000	–	–	44,000	15,000	12,000	1,500	172,500	Annual retainer: 100% in cash (11/06 to 01/07) and 100% in DSUs (02/07 to 10/07).
Total	1,500,000	120,000	300,000	660,000	316,500	79,500	16,500	2,992,500	Total fees paid in DSUs: $2,622,000 Total fees paid in cash: $370,500

Notes
(a)	Effective March 1, 2007: Mr. Beatty ceased to be the Chair of the Risk Review Committee; Mr. Chevrier ceased to be the Chair of the Conduct Review Committee and was appointed to be the Chair of The Pension Fund Society of Bank of Montreal; Mr. Mitchell ceased to be the Chair of the Governance and Nominating Committee and was appointed to be the Chair of the Risk Review Committee; Mme Saucier ceased to be the Chair of The Pension Fund Society of Bank of Montreal; and Mr. Prichard was appointed to be the Chair of the Governance and Nominating Committee.

(b)	Includes a double meeting fee paid for the two-day Strategy Session. However, does not include remuneration for Board of Directors meetings held on August 21, 2007, September 10, 2007 and September 24, 2007 as well as the Risk Review Committee meeting held on September 24, 2007.

(c)	Fees paid to directors for attending Committee meetings as invitees.
16     Bank of Montreal Proxy Circular

Compensation From Subsidiaries/Affiliates
From time to time, non-employee directors of the Bank serve as directors of subsidiaries and affiliates of the Bank. Non-employee directors are reimbursed for travel and other out-of-pocket expenses incurred in attending board and committee meetings of subsidiaries and affiliates. Except with respect to service by two non-employee directors who served as directors of Harris Financial Corp., non-employee directors of the Bank did not during fiscal 2007 receive compensation from affiliates or subsidiaries of the Bank for service as directors of the subsidiaries and affiliates. During fiscal 2007, Mr. Galloway and Mr. Bachand (from August 2007) served as directors of Harris Financial Corp. and received compensation from Harris Financial Corp. for such service (annual retainer of US$100,000 and no board or committee meeting fees).

Summary of Directors’ Attendance for the Period November 1, 2006 to October 31, 2007

									Human
									Resources and
							Governance		Management					Pension Fund
			Audit		Conduct Review		and Nominating		Compensation		Risk Review			Society of Bank
Summary of	Board(a)		Committee		Committee(b)		Committee		Committee		Committee			of Montreal
Attendance of Directors	(26 meetings)		(8 meetings)		(1 meeting)		(7 meetings)		(10 meetings)		(10 meetings)			(3 meetings)		Total
	#	%	#	%	#	%	#	%	#	%	#		%	#	%	%
Robert M. Astley	23	88	–	–	–	–	–	–	10	100	9	(c)	90	3	100	92
Stephen E. Bachand (d)	26	100	–	–	–	–	7	100	10	100	–		–	–	–	100
David R. Beatty (e)	22	85	4/5	80	–	–	3/3	100	–	–	9		90	–	–	86
Robert Chevrier (f)	24	92	8	100	1	100	–	–	–	–	–		–	3	100	95
F. Anthony Comper (g)(h)	5/5	100	3/3	100	–	–	3/3	100	4/4	100	2/2		100	–	–	100
George A. Cope	21	81	–	–	–	–	–	–	–	–	9	(c)	90	–	–	83
William A. Downe (h)(i)	21/21	100	5/5	100	–	–	4/4	100	6/6	100	8/8		100	–	–	100
Ronald H. Farmer	26	100	7	88	1	100	–	–	9	90	–		–	–	–	96
David A. Galloway (j)	26	100	8	100	1	100	7	100	10	100	9		90	2	67	97
Harold N. Kvisle	20	77	–	–	–	–	–	–	8	80	–		–	–	–	78
Eva Lee Kwok	25	96	7	88	1	100	–	–	–	–	–		–	–	–	94
Bruce H. Mitchell (k)(l)	23	88	–	–	–	–	7	100	–	–	9		90	1/1	100	91
Philip S. Orsino (m)	22	85	8	100	1	100	6	86	–	–	10		100	–	–	90
Martha C. Piper	26	100	–	–	–	–	–	–	10	100	–		–	–	–	100
J. Robert S. Prichard (n)	25	96	–	–	–	–	7	100	9	90	–		–	–	–	95
Jeremy H. Reitman (o)	26	100	7	88	1	100	–	–	–	–	10		100	–	–	98
Guylaine Saucier (p)	21	81	7	88	1	100	–	–	–	–	–		–	3	100	84
Nancy C. Southern (q)	24	92	–	–	–	–	–	–	–	–	9		90	2/2	100	92
Total	406	92	64	93	7	100	44	98	76	95	84		93	14	93	93

Notes
(a)	The 26 meetings held by the Board of Directors in fiscal 2007 included meetings which were outside its regular meeting schedule and round table meetings (sessions where the directors discussed current and developing issues with the President and Chief Executive Officer and dealt with other Board-related matters).
(b)	Effective March 1, 2007, the Conduct Review Committee was merged with the Audit Committee.
(c)	Due to a conflict of interest, Mr. Astley and Mr. Cope did not participate at the Risk Review Committee meeting held on June 11, 2007.
(d)	Chair of the Human Resources and Management Compensation Committee.
(e)	Effective March 1, 2007, ceased to be the Chair of the Risk Review Committee and a Member of the Governance and Nominating Committee and was appointed to be a member of the Audit Committee.
(f)	Effective March 1, 2007, ceased to be the Chair of the Conduct Review Committee and was appointed to be the Chair of The Pension Fund Society of Bank of Montreal.
(g)	Effective March 1, 2007, ceased to be a director and resigned as President and Chief Executive Officer of BMO Financial Group.
(h)	Attended Committee meetings, in full or in part as appropriate, as an ex officio (non-voting) member at the request of the Committees.
(i)	Effective March 1, 2007, was elected as a director and was appointed as President and Chief Executive Officer of BMO Financial Group.
(j)	Chairman of the Board. Member of the Governance and Nominating Commitee, the Human Resources and Management Compensation Committee and the Risk Review Committee and attended other Committee meetings as an ex officio (non-voting) member.
(k)	Effective March 1, 2007, ceased to be the Chair of the Governance and Nominating Committee, was appointed to be the Chair of the Risk Review Committee and ceased to be a Member of The Pension Fund Society of Bank of Montreal.
(l)	Mr. Mitchell was unable to attend the Risk Review Committee meeting held on February 28, 2007 due to Board-related commitments.
(m)	Chair of the Audit Committee. Attended the Risk Review Committee meetings as an ex officio (non-voting) member.
(n)	Effective March 1, 2007, was appointed to be the Chair of the Governance and Nominating Committee.
(o)	Effective March 1, 2007, was appointed to the Risk Review Committee (previously attended meetings as an ex officio (non-voting) member).
(p)	Effective March 1, 2007, ceased to be the Chair of The Pension Fund Society of Bank of Montreal.
(q)	Effective March 1, 2007, was appointed to be a member of The Pension Fund Society of Bank of Montreal.
Bank of Montreal Proxy Circular     17

Report of the Audit Committee
The Audit Committee oversees the quality, integrity and timeliness of the Bank’s financial reporting, its internal controls, including internal control over financial reporting and disclosure controls and procedures, its internal audit function, and its compliance with legal and regulatory requirements. It also has oversight responsibilities in relation to transactions involving related parties; conflicts of interest and the use and disclosure of confidential information, including customer and employee information; consumer protection measures and dealing with customer complaints; and standards of business conduct and ethics for directors, senior management and employees. The Committee also reviews and assesses the qualifications, independence and performance of the Shareholders’ Auditors. In addition, the Committee acts as the Audit Committee and Conduct Review Committee of certain subsidiaries as required by the Board. The Board has determined that each member of the Audit Committee is “financially literate”, as such term is defined under the rules of the Canadian Securities Administrators and the Securities and Exchange Commission (the “SEC”) and NYSE standards, and that each of Messrs. Chevrier and Orsino and Mme Saucier is an “Audit Committee Financial Expert” as such term is defined under SEC rules.
Members: Philip Orsino (Chair), David Beatty, Robert Chevrier, Ronald Farmer, David Galloway (ex officio), Eva Lee Kwok, Jeremy Reitman, Guylaine Saucier

Year in Review
Financial Reporting
•	Reviewed with management emerging best practices related to financial reporting. The Bank’s President and Chief Executive Officer and Executive Vice President Finance and Treasurer and Acting Chief Financial Officer continue to certify the Bank’s annual and interim filings, which include the Consolidated Financial Statements, Management’s Discussion and Analysis and Annual Information Form, as required under rules adopted by the Canadian Securities Administrators (“CSA”) and as required by the Sarbanes-Oxley Act of 2002 (“SOX”).
•	Reviewed with management and the Shareholders’ Auditors: the appropriateness of the Bank’s accounting and financial reporting, the impact of adopting new accounting standards, the accounting treatment of significant risks and uncertainties, the key estimates and judgments of management that were material to the Bank’s financial reporting, and the disclosure of critical accounting policies.
•	Reviewed and recommended for approval by the Board: the Audited Consolidated Financial Statements, Management’s Discussion and Analysis and financial releases on an annual and quarterly basis, and the Annual Information Form on an annual basis. Also reviewed and recommended for approval by their respective boards the annual financial statements of certain subsidiaries. The Committee concluded these documents were complete, fairly presented the Bank’s financial position and financial performance and were in accordance with generally accepted accounting principles that were consistently applied.
•	Reviewed with management, the Risk Review Committee and the Office of the Superintendent of Financial Institutions (“OSFI”) the annual OSFI examination report.
Internal Control over Financial Reporting and
Disclosure Controls and Procedures
•	Examined reports of the Chief Auditor concerning the effectiveness of internal control, including the disclosure of information to customers in compliance with the Bank Act.
•	Reviewed and approved the Committee Charter, corporate policies relating to internal controls and disclosure controls, as well as the Corporate Audit mandate.
•	Reviewed management’s assessment of the effectiveness of internal control over financial reporting required under SOX section 404.
•	Reviewed management’s evaluation of the effectiveness of the Bank’s disclosure controls and procedures required under SOX section 302 and under rules adopted by the CSA.
•	Met regularly with the Chief Auditor without management present.
•	Examined key regulatory developments and assessed their implications for the Bank.
•	Examined reports of the General Counsel on legal matters and matters related to taxation and litigation.
•	Examined reports of the Chief Compliance Officer on matters relating to compliance.
•	Reviewed recommendations of the Shareholders’ Auditors and external regulators, as well as management’s response.

18     Bank of Montreal Proxy Circular

Shareholders’ Auditors
•	Reviewed requests to engage the Shareholders’ Auditors for all non-audit services provided to the Bank and its subsidiaries.
•	Reviewed the reports of the Shareholders’ Auditors outlining all relationships between the Shareholders’ Auditors and the Bank to confirm the independence of the Shareholders’ Auditors.
•	Met regularly with the Shareholders’ Auditors without management present.
Conduct Review
•	Reviewed the revised FirstPrinciples: Our Code of Business Conduct and Ethics, and recommended its approval to the Board. The Code was updated to reflect the Bank’s continued commitment to ethical business practices.
•	Reviewed the Bank’s whistleblower procedures which allow officers and employees to report potential violations of FirstPrinciples or concerns relating to accounting, internal accounting controls or auditing matters on a confidential and anonymous basis.
•	Reviewed the Bank’s reports relating to employee conduct procedures, including conflict of interest, personal trading in securities and results of the FirstPrinciples Annual Acknowledgement process.
•	Reviewed the Bank’s procedures for dealing with customer complaints and other consumer protection provisions, including procedures to fulfill the obligations imposed by the Financial Consumer Agency of Canada (“FCAC”).
•	Reviewed the Bank’s report on the status of the FCAC compliance regime, as well as updates on FCAC activities and requirements and their impact on the Bank.
•	Reviewed and approved the Bank’s updated procedures for complying with the Self-Dealing Provisions of the Bank Act, other governing legislation, applicable insider lending restrictions under the United States Securities Exchange Act of 1934 and other non-legislated best practices adopted by the Bank.
•	Reviewed material transactions with related parties of the Bank and its designated subsidiaries in order to identify any potential material effects of these transactions on the stability or solvency of the participants.
•	Reviewed reports on the use and disclosure of confidential information, including customer and employee information, to monitor compliance with the obligations imposed by privacy legislation.
•	Submitted to the Superintendent of Financial Institutions an annual report on the proceedings of the Committee.
The Committee is satisfied that it has appropriately fulfilled its mandate for the year ended October 31, 2007.
/s/ Philip S. Orsino
Philip S. Orsino
Chair

Bank of Montreal Proxy Circular     19

Report of the Governance and Nominating Committee
The Governance and Nominating Committee is responsible for developing and maintaining governance principles consistent with high standards of corporate governance, and reviewing and assessing on an ongoing basis the Bank’s system of corporate governance. The Committee identifies and recommends candidates for election or appointment to the Board and ensures that Board and Board committee orientation programs are in place for new directors, as well as an ongoing education program for all directors to ensure that their knowledge and understanding of the Bank’s business and their responsibilities as directors are kept current. The Committee conducts an annual review of director compensation and makes recommendations to the Board thereon. The Committee is also responsible for developing and recommending to the Board a process for assessing the Board, its committees and individual directors, including the Board and committee Chairs.
Members: Robert Prichard (Chair), Stephen Bachand, David Galloway, Bruce Mitchell, Philip Orsino

Year in Review
•	Independent Chairman of the Board – Recommended to the Board revised position descriptions for the Chairman of the Board and the committee Chairs.
•	Evaluation of the Chairman of the Board – An evaluation of the Chairman of the Board, David Galloway, was conducted based on the comments received from Board members. The evaluation was communicated to the Chairman and was used to review the current year’s Board priorities and initiatives and to establish goals for the ensuing year.
•	Corporate Governance Initiatives – Ongoing assessment of the Bank’s system of corporate governance to ensure that the Bank’s corporate governance practices meet applicable legal and regulatory requirements and best practices. (For a complete discussion of the Bank’s corporate governance practices, see Schedule 1 of this Proxy Circular or www.bmo.com/investorrelations).
•	Board/Committee Composition – Assessed the composition and size of the Board, examining its breadth and the diversity of experience of its current members. Reviewed the skills and competencies of the Board as a whole and of individual directors against a list of desirable skills and competencies. Recommended to the Board the nominees to stand for election as directors at the Annual Meeting of Shareholders, as well as the committee members and Chairs for the year.
•	Board, Committee and Director Performance Assessment – Reviewed the Board’s current evaluation process and conducted the annual evaluation of the effectiveness and contributions of the Board, its committees and individual directors based on a combination of questionnaires and interviews conducted by the Chairman of the Board.
•	Director Independence, Shareholdings and Attendance – Worked with the Board in determining that, with the exception of the Bank’s President and Chief Executive Officer, William Downe, all the directors were independent in accordance with the independence standards approved by the Board. Reviewed the shareholdings of directors and concluded that all directors met the six times annual retainer requirement as at October 31, 2007 with the exception of Dr. Piper who was elected to the Board in July 2006. Monitored director attendance and determined that all directors met the requirement to attend at least 75% of all meetings (Board and committees) that they are required to attend during the year.
•	Director Compensation – Conducted an assessment of the director compensation practices of comparator corporations and made recommendations to the Board regarding compensation of the Bank’s directors.
•	Annual Strategy Session – Conducted a survey following the Board’s annual strategy session, which confirmed the directors’ agreement with the strategies outlined and provided input regarding future strategy sessions.
•	Annual Governance Reviews and Updates – Supervised the annual review of the Bank’s Approval/Oversight Guidelines, which define the lines of accountability for both the Board and management. Reviewed and made recommendations to the Board on amendments to the Board’s mandate and the Board committee charters in light of applicable governance guidelines, standards and best practices. Reviewed and updated the Board orientation program for new directors and reviewed and updated the committee orientation programs for new committee members.
The Committee is satisfied that it has appropriately fulfilled its mandate for the year ended October 31, 2007.
/s/ J. Robert S. Prichard
J. Robert S. Prichard
Chair

20     Bank of Montreal Proxy Circular

Report of the Risk Review Committee
The Risk Review Committee is responsible for performing the duties set forth in its Charter to enable the Board to fulfill its oversight responsibilities in relation to the identification, documentation, measurement and management of significant risks affecting the Bank. The Committee also monitors the Bank’s compliance with risk-related regulatory requirements and with its internal risk management policies and procedures.
Members: Bruce Mitchell (Chair), Robert Astley, David Beatty, George Cope, David Galloway, Jeremy Reitman, Nancy Southern, Philip Orsino (ex officio)
Year in Review
•	The large loss in the commodities portfolio dominated our agenda this year. In light of the Committee’s responsibilities, management has taken the following steps:
•	Placed two of our commodities professionals on leave. Those individuals are no longer employed by BMO;
•	Changed reporting lines within BMO Capital Markets for the commodities business, appointed a new head of energy trading and hired additional key personnel;
•	Suspended our business relationship with the principal broker used in the first quarter valuation;
•	Changed our independent price verification process to incorporate a more appropriate market-based valuation methodology for determining ongoing mark-to-market valuation of the commodities portfolio; and
•	Increased management oversight, implemented new risk limits and reduced existing risk limits.
•	Oversaw, with the Board and management, a complete review of the risk management systems and procedures, as well as attitudes to risk, across the Bank with a view to best practices in the industry and their application within the Bank. Upon the completion of all of the ongoing reviews, the Committee will evaluate risk and control matters surrounding the trading losses including whether additional steps are warranted.
•	Reviewed, amended and approved corporate policies that address risk management by means of controls, including controls on the authorities and limits delegated to the President and Chief Executive Officer. These policies and controls are aligned with prudent, proactive risk management principles, prevailing market conditions and the business requirements of the approved strategies. They are also designed to be in compliance with the requirements of the laws and regulatory bodies that govern the Bank and its subsidiaries.
•	Reviewed and approved the quarterly total bank market risk profile.
•	Reviewed the provision and allowance for credit losses prior to its approval by the Audit Committee.
•	Reviewed, together with the Audit Committee, the annual examination report from the Office of the Superintendent of Financial Institutions.
•	Reviewed and approved, as appropriate, decisions on risk exposures that exceeded delegated limits as per the Bank’s Counterparty Exposure Diversification Corporate Policy.
•	Examined regularly the attestations and reports of the Executive Vice-President and Chief Risk Officer. These address positions and trends in the Bank’s risk exposures, including the comparison of actual positions to exposure limits as well as any exceptions to corporate policies.
•	Reviewed core methods and procedures established by management to control key risks, and deemed by the Committee to be appropriate for prudent business practice.
•	Examined and considered the validity of the Bank’s risk measures, including parameters and boundaries of measures.
•	Reviewed significant credit and market risk exposures, industry sector analyses, topical risk issues, and the strategies of the Bank’s major business units, including related risk methodologies. The strategies of the business units are reviewed from an integrated perspective that encompasses all of the risk components, thereby providing a comprehensive view of both the risk and the expected returns. These reviews included the commodities portfolio for which there was a large loss recorded in fiscal 2007.
•	Considered risk issues in the broad context of the Bank’s enterprise-wide strategic management framework and the risk-adjusted return on capital of significant new businesses, group strategies and line-of-business initiatives.
•	Evaluated the Committee’s effectiveness in carrying out the duties specified in its Charter.
•	Reviewed regularly the progress toward implementation of the new regulatory capital requirements under the Basel II Framework and began to review reports during the parallel run phase to prepare for the required governance and operational changes. These included presentations on Risk Weighted Assets and minimum required capital compared to the current Basel I levels, presentations summarizing the operations of the Bank’s risk rating systems and initial reports on the Bank’s credit risk profile.
•	In satisfaction of OSFI Guideline B-10, reviewed the Bank’s material outsourcing arrangements in order to provide oversight in the aggregate use of Outsourcing in the Enterprise.
•	Considered and reviewed the Bank’s business continuity management and insurance programs including approval of certain limits of insurance to meet the requirements of the Protection of Assets (Banks) Regulations to the Bank Act.
The Committee is satisfied that it appropriately fulfilled its mandate for the year ended October 31, 2007.
/s/ Bruce H. Mitchell
Bruce H. Mitchell
Chair

Bank of Montreal Proxy Circular     21

Report of the Human Resources and
Management Compensation Committee
The Human Resources and Management Compensation Committee is responsible for assisting the Board of Directors in ensuring that the Bank’s human resources strategies support its objectives and sustain shareholder value. Each member of the Human Resources and Management Compensation Committee is considered to be “human resources literate”.
Members: Stephen Bachand (Chair), Robert Astley, Ronald Farmer, David Galloway, Harold Kvisle, Martha Piper, Robert Prichard
Year in Review
During the year, the Committee reviewed strategic, organizational and leadership issues, executive compensation plans or programs, performance assessments of the Bank’s most senior executives and succession management for all key executive positions. In fulfilling its role, the Committee:
•	Completed a comprehensive review of the executive compensation program. The primary objectives of the review were to ensure the executive compensation program was optimally designed and administered to drive top tier performance. The focus was on linking appropriate levels of pay to levels of performance, supporting the recruitment, retention and motivation of executive talent while, at the same time, aligning compensation practice with Bank strategies for maximizing shareholder value. The recommendations were reviewed with the Board. The executive compensation review is summarized on page 25.
•	Assessed the performance of the Bank’s President and Chief Executive Officer and reviewed the assessment with the Board and recommended to the independent members of the Board for approval the President and Chief Executive Officer’s compensation based on the Bank’s performance for the past fiscal year.
•	Reviewed and recommended to the independent members of the Board for approval the appropriate compensation elements for the retiring President and Chief Executive Officer and the compensation targets for the newly appointed President and Chief Executive Officer to ensure that they are appropriate in relation to both external and internal benchmarks.
•	Reviewed and approved annual performance assessments submitted by the President and Chief Executive Officer for the other Senior Executives and reviewed and approved compensation for these executives.
•	Reviewed compensation levels for all executives through an extensive review of the Bank’s benchmarking methodology and, for individual Senior Executives (the Bank’s nine most senior executives), reviewed individual compensation tally sheets (a record showing accumulated remuneration from all sources) and used this information to help validate compensation decisions.
•	Reviewed and authorized the making of amendments to three key non-financial features in the Bank’s equity plans to ensure the plans provide maximum value for shareholders and competitive pay opportunities for executives in the plans. The amendments are summarized on page 25.
•	Ensured that effective succession plans (short- and long-term) for the President and Chief Executive Officer and all Senior Executive positions continue to be in place. These succession plans were reviewed with the Board.
•	Recommended to the Board the appointment and reassignment of Senior Executive members and reviewed and approved the appointment and reassignment of other executives.
•	Reviewed a comprehensive annual assessment of the human resources strategic priorities to widen and deepen the Bank’s performance culture. Progress being made on these key strategies included:
–	increasing operational efficiency and effectiveness through organizational redesign and reduction of management layers,
–	establishing more aggressive performance standards and aligning compensation to those standards,
–	enhancing the management of talent and succession,
–	strengthening employee engagement (morale) and the Bank’s status as an employer of choice, and
–	matching training and development to business needs with significant focus on leadership development for the present and the future.
•	Met without management present at every regularly scheduled Committee meeting and when required, met with the Committee’s compensation advisor without management present.
•	Reviewed the performance and independence of the Committee’s compensation advisor and established the advisor’s mandate and annual work plan.

22     Bank of Montreal Proxy Circular

Advisors to the Committee
The Committee has engaged Hugessen Consulting Inc. (“HCI”) to gather information and opine on the Bank’s compensation practices versus its direct comparators, other large financial services organizations and other widely held corporate employers. The Committee’s mandate with HCI was established in 2006.
     The advisor provides advice to the Committee on policy recommendations prepared by management, and also reviews and provides commentary on the Bank’s Proxy Circular. In 2007, the advisor was additionally mandated to work with the Committee and senior management of the Bank to conduct a comprehensive review of the Bank’s executive compensation program. During fiscal 2007, the advisor attended portions of Committee meetings, as requested by the Committee Chair.
     The Committee reviews information and recommendations provided by its advisor, as it considers its decisions. The Committee’s decisions may reflect factors and considerations other than the information and recommendations received from its advisor.
     For fiscal 2007, HCI’s fees as the Committee’s advisor totalled approximately $335,000. HCI provided no other services to the Bank.
     As a matter of policy, the Committee has adopted a number of practices with regard to its executive compensation advisor:
•	The Committee annually reviews the advisor’s performance, independence and fees;
•	The Committee agrees annually, and on an as-needed basis, with input from management and the advisor, the specific work to be undertaken by the advisor for the Committee, and the fees associated with this work;
•	All services provided to the Bank by HCI, beyond its role in supporting the requirements of the Committee, require written pre-approval by the Chair of the Committee outlining the scope of work and related fees. The Committee does not approve any such work that, in its view, could compromise the advisor’s independence in serving the Committee; and
•	The Committee discloses annually in the Proxy Circular the work done and fees paid to the advisor for all work done for the Committee, and any other work the Committee has approved.
Other Compensation Advisors to the Bank
The Bank retains Hay Group, Mercer, Watson Wyatt and Towers Perrin from time to time to provide expertise and advice in connection with the development of compensation policies and to make recommendations respecting the design and implementation of executive compensation programs, for the Committee’s review and approval.
•	For fiscal 2007, Hay Group’s fees as management’s advisor for executive compensation consulting totalled approximately $112,000. The Bank also paid Hay Group approximately $496,000 for non-executive compensation and job evaluation consulting, compensation surveys, and training program design and facilitation.
•	For fiscal 2007, Mercer’s fees as management’s advisor totalled approximately $58,000 for executive compensation consulting. The Bank also paid Mercer approximately $3,800,000 for actuarial and compliance tasks completed for Bank management at various locations around the world.
•	For fiscal 2007, the Bank paid Watson Wyatt US$164,000 in fees for executive compensation consulting. The Bank also paid Watson Wyatt approximately US$33,000 for non-executive compensation and job evaluation consulting and compensation surveys.
•	For fiscal 2007, Towers Perrin’s fees as management’s advisor totalled approximately $14,000 and US$49,250 for executive compensation consulting and custom survey work. The Bank also paid Towers Perrin approximately US$133,000 for benefits consulting in connection with United States employee health and welfare programs.
The Committee is satisfied that it has appropriately fulfilled its mandate for the year ended October 31, 2007.
/s/ Stephen E. Bachand
Stephen E. Bachand
Chair

Bank of Montreal Proxy Circular     23

Report on Executive Compensation
The following is the Human Resources and Management Compensation Committee’s report on executive compensation, which covers approximately 260 Bank of Montreal executives as well as executive equivalents in subsidiaries.

Executive Compensation Overview
Compensation of the Bank’s executives is a key area of focus for the Board of Directors, and is viewed as a means of supporting and enabling the Bank’s vision, objectives and culture.
     The current compensation programs reflect the Bank’s desire to attract, retain and motivate extraordinary talent that can further the Bank’s progress toward being the best performing financial institution in North America. While base salaries, health and welfare benefits and perquisites are generally at the median of those firms with which the Bank competes for talent, a superior level of incentive compensation at the individual level is provided for the achievement of superior individual and Bank performance when compared against the Bank’s competitors; conversely, individual and Bank underperformance result in a significantly lower level of incentive compensation. Retirement programs are designed to provide a competitive level of post-retirement income and a strong incentive for executives to remain with the Bank throughout their careers, allowing the Bank to prepare the next generation of talent and facilitate a smooth transition.
     Annual compensation targets for the Bank’s executives reflect 1) compensation benchmarking within the relevant markets for each executive group, and 2) the performance levels expected by the Board based on the Bank’s business planning process, rigorous analysis of the markets in which the Bank operates and the potential of each market based on best-in-class competitors.
     At the end of each fiscal year, the Committee reviews the compensation as calculated in accordance with existing compensation programs and policies. The Committee then carries out an assessment of business performance versus expectations using a series of performance metrics. In applying its judgment the Committee considers such key factors as actual versus expected loan loss provisions, the Bank’s relative performance against its peers and overall quality of earnings. Based on that assessment, the Committee approves awards that reflect the Bank’s performance.
     Actual compensation levels are intended to reflect the contribution of each executive. While awards are generally tied to performance against quantitative objectives, consideration is also given to an individual’s contribution to the organization through leadership, a demonstrated commitment to the Bank’s customers, innovation and teamwork.
Comparator Groups
•	Total compensation “target” level for each executive is the sum of actual base salary and “target” amounts for short-, mid- and long-term incentives, plus pensions, benefits and perquisites and are set at the median of the relevant comparator markets:
–	for Canadian executives, the relevant market is generally the other four major Canadian banks (Bank of Nova Scotia, Canadian Imperial Bank of Commerce, Royal Bank of Canada and The Toronto-Dominion Bank), although for specialized positions, the Bank may consider a broader market, such as a broader group of large Canadian organizations (those with revenue over $5 billion), and
–	for U.S. executives, the relevant market is a comparable group of about 10 U.S. regional mid-sized banks. These banks are all publicly traded and are comparable to the Bank’s U.S. operations in terms of business mix and size.
•	The actual amount of total direct compensation (the sum of base salary and short-, mid- and long-term incentives) paid to executives may be increased to deliver pay above the median when business performance exceeds expectations in terms of year-over-year growth, and relative performance as measured against the Bank’s peer group. (For business performance purposes, the peer group is comprised of the other four major Canadian banks listed above, and National Bank of Canada.)
•	Conversely, if performance is below expectations, the actual amount of total direct compensation paid will be decreased to deliver pay below the median.
Annual Compensation Review Process
Each year the Committee reviews the levels of compensation for all executives, and in particular for Senior Executives, which includes the Named Executive Officers whose compensation is detailed beginning on page 33. This benchmarking process assesses both “actual” compensation delivered to executives through base salary, short-, mid- and long-term incentive awards, and the policy or “target” levels for these programs. The objective is to ensure that the total compensation position of the Bank’s executives compares appropriately with relevant comparator markets. The impact of the benefits, perquisites and pension programs is also considered.
     At the beginning of each year the Committee establishes business performance targets for funding the executive short- and mid-term incentive plans. These targets are set at a level consistent with the Bank’s business targets, with the objectives of driving desired business results and providing a competitive level of pay relative to the results achieved. Threshold and maximum performance levels are also set, to ensure appropriate limits are placed on minimum and maximum payout amounts and that an appropriate relationship exists between pay and performance. On at least a quarterly basis, the Committee reviews the year-to-date forecast business results and the incentive pool funding that would result.
     To provide the Committee with the full context in determining annual incentive pool funding for short- and mid-term incentive plans, consideration is given to the achievement of the business performance goals that were established at the beginning of the year. Judgment is then applied to increase or decrease the formula-derived level of pool funding in order to determine the appropriate level of incentive compensation pool funding.
     In determining annual compensation decisions, a total compensation tally sheet for each Senior Executive is reviewed by the Committee. These tally sheets attribute a dollar value to each component of compensation, including: salary; short-term cash incentives; vested, unvested and previously paid equity awards; benefits; perquisites; pension including annual increases to liabilities, accumulated liabilities and projected pay-outs at retirement; and potential change in control severance payments.
     The Committee reviews and recommends to the Board for approval the compensation of the President and Chief Executive Officer. The Committee reviews and approves the compensation of the other Senior Executives after considering the annual performance assessments and recommendations of the President and Chief Executive Officer. In addition, the Committee reviews and approves the aggregate annual awards of salary, short-, mid- and long-term incentive plans for executives,

24     Bank of Montreal Proxy Circular

other than Senior Executives. The President and Chief Executive Officer is responsible for reviewing and approving all recommendations for the executives, other than Senior Executives, within the Committee approved aggregate award amounts.
     Any modifications to compensation design features being considered are first validated through a stress-testing process. An analysis is conducted to demonstrate to the Committee that the revised design should provide an appropriate result in future years.
Executive Compensation Review for Implementation in 2008
In 2007 the Bank completed the comprehensive review of its executive compensation program begun in 2006. The review of existing plans was completed in fiscal 2006 and the redesign phase, including review of appropriate performance metrics and back-testing of the metrics, was completed in fiscal 2007. This review was led by the Committee and supported by the President and Chief Executive Officer and the Bank’s Human Resources and Financial Strategy Divisions. The Committee’s external advisor participated throughout the entire review.
     The purpose of the review was to identify and act on opportunities to enhance the effectiveness and efficiency of the Bank’s compensation program to drive top-quartile performance. As such, all components of the Bank’s compensation program were examined including base salary and short-, mid- and long-term incentives. The review also examined pension, benefit and perquisite programs and determined they were competitive.
     The review focused on ways to enhance the linkage between levels of pay and levels of performance achieved as measured against pre-established targets and compared with the relative performance of peers. The review of the executive compensation program sought to enhance the recruitment, retention and motivation of executive talent through competitive pay opportunities for executives, while ensuring alignment of compensation practices with Bank strategies for maximizing shareholder value.
     All of the proposed modifications to the compensation design features being considered were first validated through a stress-testing process. An analysis was conducted to determine the amounts the revised compensation plan would have paid out in the past over a multi-year performance period, based on each year’s actual financial performance, as well as under various future performance scenarios, in order to demonstrate that the proposed design changes should provide an appropriate result in future years.
     Based on these primary objectives, the review resulted in making further enhancements to three key elements of each incentive compensation plan. These enhancements, as described below, are to be implemented for the fiscal year ending October 31, 2008.
(a) Performance Measures
The review confirmed that select business performance measures need to be the foundation for all short-, mid- and long-term incentive compensation plans and must be aligned with an executive’s ability to influence results over similar performance timeframes.
     Short-term incentive (cash) compensation plans are structured to drive and reward current year results. The review confirmed that the existing annual performance measures of Earnings per Share (EPS) and Revenue Growth continue to provide a strong link to the Bank’s growth strategy and expected performance. Return on Equity (ROE) will be added as a third measure to more effectively account for the quality of growth.
     Mid- and long-term incentive plans are equity-based plans and are designed to motivate the creation of sustained shareholder value and superior returns over three-year and ten-year performance periods. The review concluded that relative Total Shareholder Return (TSR) should be included as a key driver of all executive mid- and long-term incentive plans to maximize the alignment of executive and shareholder interests.
     The review concluded that the Bank’s existing rigorous assessment of individual executive performance against relevant financial, operational and strategic objectives should continue and there should be a high level of differentiation of pay for individual performance. The range for actual total direct compensation was determined to be 50% to 150% of target, with discretion for extremes of performance beyond this.
(b) Increased Emphasis on Relative Performance
In addition to considering the Bank’s absolute performance, the review concluded that compensation should also be assessed in light of the Bank’s performance relative to its peers, consistent with the Bank’s goal to have top-quartile performance. In the future, relative performance is to be more explicitly included in the plans.
(c) Incentive Pool Funding
The size of the incentive pools is to be driven by the above performance metrics for each of short-, mid- and long-term incentive pay, providing stronger linkages to bank performance. The size of incentive pools is to be increased when performance exceeds expectations and reduced when performance lags targets.
     The Bank believes that the changes to performance measures and the changes to, and increased emphasis on, relative performance, as well as the modifications to incentive pool funding described above, will reinforce the Committee’s goal of providing pay for performance and are in the best interests of the Bank and its shareholders.
Other Equity Plan Changes
In connection with the Executive Compensation Review, non-financial features of the Bank’s equity programs were assessed (i.e., treatment on death, disability, leave of absence) in light of changes to market practice and the need to balance executive and shareholder interests. It was concluded that such features were market competitive except for the following changes, which are to be implemented:
•	Unvested mid-term equity plan holdings and unexercised options held by departed executives (whether or not vested) will be subject to forfeiture in the event of a restatement of financial results upon which the award was based or if an executive commited an act that while employed would have been grounds for termination with cause.
•	Participants will be subject to non-solicit and non-compete obligations in the event of retirement and non-solicit obligations in the event of termination without cause.
•	All equity plans will include a double trigger change of control provision, such that if an executive is terminated (other than for cause) within 24 months of a change of control, mid-term equity plans will vest and payout under the “termination without cause” provisions of such plans and all stock options will vest immediately and be exercisable for up to 90 days post-termination.
Elements of Executive Compensation
Executive compensation consists of four main elements: base salary, short-term incentives, performance and/ors restricted share units issued under the mid-term incentive plans, and stock options issued as long-term incentives. These are described in the following Table A for all executives, excluding those in BMO Capital Markets (BMO CM), except where noted. The compensation elements for BMO CM executives follow in Table B.

Bank of Montreal Proxy Circular     25

Report on Executive Compensation (continued)
Table A: Compensation Elements for Executives (excluding those in BMO CM, except where noted)

Compensation element	Form	Eligibility	Performance period	Determination

Base salary	Cash	All executives	Annual	•	Salaries are set to reflect market practices and each executive’s experience and performance

Short-term incentives (STIP)	Cash	All executives	1 year	•	Aggregate awards are funded based on Bank and/or Operating Group results
				•	Individual awards reflect performance against predetermined business and individual objectives

	Deferred stock units	Senior Executives, other selected executives and selected officers in BMO CM	Until executive terminates employment with the Bank	• •	Units are awarded in lieu of cash payment, where the executive has made a prior election to do so Payouts are based on the final value of an equivalent number of the Bank’s shares

Mid-term incentives (Bank MTIP)	Performance share units	Most executives and selected officers in BMO CM	3 years	• •	Aggregate awards are funded based on Bank and Operating Group performance on productivity versus planned performance during the current fiscal year
Individual awards are granted based on executive level,
an assessment of individual contribution and reflect sustained performance
				•	Units vest and are paid out based on the Bank’s annualized total shareholder return relative to that of the Bank’s Canadian peer group over the performance period

Long-term incentives (LTIP)	Stock options	Most executives and selected officers in	Up to 10 years	•	Stock options are granted based on executive level and an assessment of individual contribution and reflect sustained performance
		BMO CM		•	Vesting of the options occurs over the four years following the grant date, and a portion of each award is also subject to a minimum share price growth requirement
				•	Unexercised options expire after 10 years

Notes
For more detailed information please refer to the plan descriptions on pages 27–30.
Table B: Compensation Elements for Executives in BMO Capital Markets (BMO CM) (a)

Compensation element	Form	Eligibility	Performance period	Determination

Base salary	Cash	All executives or executive equivalents	Annual	•	Salaries are set to reflect market practices and each executive’s experience and performance

Short-term incentives (STIP)	Cash	All executives or executive equivalents	1 year	• •	Aggregate awards are funded based on Operating Group results Individual awards reflect performance against predetermined business and individual objectives

Mid-term incentives (BMO CM MTIP)	Restricted share units	All executives or executive equivalents	3 years	• •	Aggregate awards are based on annual business performance (net income, adjusted for productivity and loan loss performance)
Individual awards reflect performance against predetermined business and individual objectives
				•	Awards are granted as restricted share units that vest and pay out one-third per year over three years, or in full at the end of the performance period, at the participant’s election (where permissible)

Notes
(a) In addition, the BMO CM Executive Committee (i.e., the five most senior executives, including Mr. Bourdeau) are eligible to participate in Bank MTIP, the Stock Option Plan and the Deferred Stock Unit Plan. For more detailed information please refer to the plan descriptions on pages 27–30.
Relative Weighting of Each Compensation Element
The relative weighting of each element of compensation is aligned with each executive’s ability to influence short-, medium- and long-term business results, ensuring appropriate emphasis on each performance period (i.e., one year, three years, 10 years). The actual incentive opportunity varies with an executive’s level of responsibility and is established through regular reviews of competitive practice. The table below shows the percentage each component comprises of the executive’s target total direct compensation.

	Percentage of target total direct compensation (excluding BMO CM)

		Short-term	Mid-term	Long-term	Total pay
Title	Base salary	incentive	incentive	incentive (options)	at risk

President and Chief Executive Officer	13%	25%	31%	31%	87%

Operating Group President	16%	26%	29%	29%	84%

Senior Executive Vice-President Executive Vice-President	31%	21%	23%	25%	69%

Senior Vice-President	40%	20%	26%	14%	60%

Vice-President	47%	20%	24%	9%	53%

26     Bank of Montreal Proxy Circular

1.	Short-Term Incentive Plans
1.1	Executive Short-Term Incentive Plan (excluding BMO Capital Markets — BMO CM)
1.1.1 Participation and Performance Measures
There are approximately 235 participants in this Plan, which excludes executives and executive equivalents in BMO Capital Markets. The size of the short-term incentive plan (STIP) pool is determined either by Total Bank performance or by a combination of Total Bank and Operating Group performance, as noted in Table C.
     For Senior Executives, the formula used to determine the level of incentive pool funding also includes relative performance, whereby Total Bank earnings per share and revenue growth are assessed relative to those of the Bank’s Canadian peer group (the other five major Canadian banks). The weighting of the performance measures is shown in Table C.
     Once the formula-driven pool is determined, the Committee may use its discretion to adjust the pool, either positively or negatively, taking into account the Bank’s performance on a variety of measures, in both absolute and relative terms.

Table C: Performance Measures Used to Determine the Level of Incentive Pool Funding (excluding BMO CM)

		Weighting of each measure
		Total Bank		Individual operating		Total Bank relative
		performance		group performance		performance

				Net Income
		EPS (GAAP)	Revenue	(GAAP)	Revenue	EPS (GAAP)	Revenue
Operating Group	Participants	growth	growth	growth	growth	growth	growth	Total
Personal & Commercial Banking and Private Client Group	Senior Executives	12.5%	12.5%	25.0%	25.0%	12.5%	12.5%	100%
	Other executives	12.5%	12.5%	37.5%	37.5%	n/a	n/a	100%
Corporate Groups	Senior Executives	37.5%	37.5%	n/a	n/a	12.5%	12.5%	100%
	Other executives	50.0%	50.0%	n/a	n/a	n/a	n/a	100%

1.1.2 Individual Performance and Allocating Incentive Pool Funds
Each executive’s performance is assessed against predetermined financial, operational and strategic objectives. Final STIP awards are allocated based on the individual’s contribution to annual business results, strategy development and strategy execution. For 2007, reduced incentive pools resulted in negative impacts on individual awards. The aggregate of individual STIP awards cannot exceed incentive pool funding.
1.1.3 2007 Payouts — Short-Term Incentive Plan
As highlighted in the Bank’s 2007 Annual Report, reported financial performance of the Bank declined in 2007 due to the impact of commodities losses, charges in the fourth quarter related to the capital markets environment, restructuring charges and year-over-year changes in the general allowance for credit losses. There was record net income in Personal and Commercial Banking Canada (P&C Canada) and in Private Client Group (PCG) and, excluding the effect of the preceding significant items, the Bank’s overall financial performance was strong.
However, because of the decline in reported net income, the Bank’s overall bonus pool was lower and the bonus pools declined year-over-year in each of the groups except P&C Canada, which had a modest increase.
1.2	Short-Term Incentive Plan — BMO Capital Markets (BMO CM) – Executive Committee
1.2.1 Participation and Performance Measures
For the executives of the BMO CM Executive Committee (the five most senior executives in BMO CM), the size of the short-term incentive pool is determined by a combination of Total Bank performance and the performance of BMO CM.
     For the Senior Executive in BMO CM, relative performance is also considered, so that Total Bank cash earnings per share and revenue growth are assessed relative to those of the Bank’s Canadian peer group (the other five major Canadian banks). The weighting of these performance measures is shown in Table D below:

Table D: Performance Measures Used to Determine the Level of Incentive Pool Funding – BMO Capital Markets (BMO CM)

				Weighting of each measure
		Total Bank		Operating group	Total Bank relative
		performance		performance	performance

				Net Income
Operating		EPS (GAAP)	Revenue	(GAAP) relative	EPS (GAAP)	Revenue
Group	Participants	growth	growth	to plan (a)	growth	growth	Total
BMO CM	Senior Executive	12.5%	12.5%	50%	12.5%	12.5%	100%
	Executive Committee	12.5%	12.5%	75%	n/a	n/a	100%

Notes
(a) The short-term incentive pool is funded based on BMO CM’s net income (adjusted for loan loss performance).
1.2.2 Individual Performance and Allocating Incentive Pool Funds
Each executive’s performance is assessed against predetermined financial, operational and strategic objectives. Final STIP awards are allocated from the funded incentive pools based on the individual’s contribution to annual business results, strategy development and strategy execution. For 2007, reduced incentive pools resulted in negative impacts on individual awards. The aggregate of individual STIP awards cannot exceed incentive pool funding.
1.2.3 2007 BMO Capital Markets Payout
Financial performance of the BMO Capital Markets group was impacted by the commodities losses as well as the charges in the fourth quarter related to the broader capital markets environment. Excluding these significant items, all major business lines showed very good year-over-year improvement in performance. The bonus pool was reduced significantly compared to the prior year in light of these significant items.

Bank of Montreal Proxy Circular     27

Report on Executive Compensation (continued)
The Committee exercised discretion to lessen the decrease in bonus pool funding to recognize the strength of the underlying operating performance.
1.3	Deferral of Short-Term Incentives (Deferred Stock Unit Plans)
The purpose of the Deferred Stock Unit Plans is to further align the interests of executives with those of shareholders by linking short-term incentive awards to the future value of the Bank’s Common Shares.
     Senior Executives and other selected executives are eligible to participate in the Deferred Stock Unit Plans, which allow participants to voluntarily defer cash awarded under the Short-Term Incentive Plans. The deferred amount is converted into deferred stock units (DSUs).
     Participants may elect to receive 0%, 25%, 50%, 75% or 100% of their short-term incentive awards in DSUs. For participants who are Senior Executives, up to 100% of their bonus may be deferred; for participants who are not Senior Executives, the individual annual deferral amount is capped at $350,000. Irrevocable elections must be made before the beginning of the fiscal year. Once short-term incentive awards are determined after the fiscal year-end, the percentage of their short-term incentive award that executives elected to defer is converted into DSUs based on the average closing price of the Bank’s Common Shares on the Toronto Stock Exchange (TSX) for the last five trading days of the fiscal year (ending October 31, 2007 for current-year deferrals). Additional DSUs are automatically credited to participants’ accounts in respect of dividends that are paid on Common Shares of the Bank.
     Redemption of DSUs for cash and/or the Bank’s Common Shares (purchased on the open market) can be made only upon termination of all positions with the Bank and its affiliates. The value of the DSUs is equivalent to the fair market value of an equal number of Common Shares at the time of redemption.
2. Mid-Term Incentive Plans
The Bank’s mid-term incentive plans are designed to motivate creation of sustainable shareholder value and superior returns over a three-year performance period.
2.1 Executive Mid-Term Incentive Plans
2.1.1 Participation and Performance Measures
Participants in these Plans are the same as those in the Executive Short-Term Incentive Plan and the members of the BMO CM Executive Committee.
     Cash productivity (the cash expense-to-revenue ratio or the percentage of revenue consumed by operating expenses, excluding the impact of intangible amortization on non-interest expense) is used to adjust the size of the mid-term incentive pools. Productivity results for the Bank and each operating group affect pools as follows:
•	If productivity fails to meet target ratios, mid-term incentive pools will be decreased by as much as 15.0% of the total direct compensation target level, or

•	If productivity exceeds target ratios, mid-term incentive pools will be increased by up to 7.5% of the total direct compensation target level.
Once the formula-driven pool is determined, the Committee may use its discretion to adjust the pool, either positively or negatively, based on its assessment of the results achieved.
2.1.2 Individual Performance and Allocating Incentive Pool Funds
Individual awards are determined based on an assessment of the individual’s performance in the current year, the level and consistency of the individual’s contribution over the past three years (i.e., sustained performance), and the individual’s potential to assume greater responsibility and make an even more significant contribution in the future.
     Under these Plans, participants receive annual awards of performance share units (Units). The initial value of each of these Units is based on the average closing price of the Bank’s Common Shares on the TSX for the trading days occurring in the 90 calendar days preceding December 1 of the relevant grant year.
2.1.3 Final Payouts
Each award vests and is paid out at the end of a three-year performance period based on the following:
•	The Bank’s average Common Share closing price on the TSX for the trading days occurring in the 90 calendar days preceding the vesting date,

•	Additional Units representing dividends paid during the three-year performance period, and

•	The Bank’s annualized total shareholder return (TSR, defined as dividends paid plus the change in share price) over the three-year performance period relative to the Bank’s Canadian peer group (the other five major Canadian banks).
When the Bank’s TSR exceeds the annualized TSR of its Canadian peer group, payouts may be increased by up to 50%. The Bank also sets a threshold level of relative TSR performance to be achieved; if BMO’s annualized TSR is more than 10 percentage points below the peer group, payments are reduced to zero. If the Bank’s annualized TSR performance falls below the annualized TSR of the Canadian peer group but is above the threshold, payments are reduced on a sliding scale.
2.1.4 Funding of the December 2007 Mid-Term Incentive Pools
For 2007, the Bank did not meet its cash productivity improvement target of 100 to 150 basis points, declining 640 basis points due to the impact of commodities losses, charges in the fourth quarter related to the capital markets environment and 2007 restructuring charges. Excluding these significant items, the Bank’s cash productivity improvement was 150 basis points. Consequently, the mid-term incentive pools were reduced relative to target and prior year for executives in Corporate Services, including Technology and Operations. Personal & Commercial Banking Canada (P&C Canada) improved productivity year-over-year and its mid-term incentive pool was slightly higher than 2006, although lower than target. Personal and Commercial Banking U.S. (P&C U.S.) productivity declined year-over-year in a difficult operating environment, and funding was similar to 2006, although lower than target. The Private Client Group (PCG) exceeded its productivity target and its mid-term incentive pool increased over 2006 accordingly.
2.2 Mid-Term Incentive Plans for BMO Capital Markets (BMO CM)
2.2.1 Participation and Performance Measures
Participants in the BMO Capital Markets Mid-Term Incentive Plans include Mr. Bourdeau, and executives and selected senior managers in BMO CM.
     Under these Plans, the mid-term incentive pool is funded based on BMO CM’s net income, adjusted for productivity and loan loss performance.

28     Bank of Montreal Proxy Circular

2.2.2 Individual Performance and Allocating Incentive Pool Funds
Individual awards are based on the individual’s contribution to annual business results.
     Under these Plans, participants receive annual awards of restricted share units (Units). The initial value of each of these Units is based on the average closing price of the Bank’s Common Shares on the TSX for the 10 trading days ending on December 1 of the relevant grant year.
2.2.3 Final Payouts
These Units vest one-third in each subsequent year of the award and are paid annually as they vest or, at the election of the participant, at the end of the three years (as permitted by tax laws). Where permitted, elections are made within 30 business days following the award issue date. Unvested Units are forfeited if a participant is terminated for cause, or resigns or retires and moves to a competitor, or, in certain circumstances, re-enters the workforce.
     Dividend equivalents are added to the participants’ accounts in the form of additional Units. The payout value of the Units is based on the average closing price of the Bank’s Common Shares on the TSX for the 10 trading days ending on December 1 of the relevant year.
2.2.4 Funding of the December 2007 BMO Capital Markets
          Mid-Term Incentive Pool
BMO Capital Markets’ reported net income declined over 2006 due primarily to the impact of commodities losses and charges in the fourth quarter related to the capital markets environment. Adjusting for these items, BMO Capital Markets’ net income improved significantly, with all major business lines showing considerable improvement. As a result, the mid-term incentive pool was reduced from the amount paid in 2006 to recognize the reported net income decline with additional amounts granted for retention and to acknowledge the strength in the underlying business.
2.3 Restricted Share Unit Plans (RSU Plans)
A few selected executives participate in RSU Plans, which were designed to meet specialized hiring, market or retention arrangements.
     Under these plans, participants receive an ad hoc grant of restricted share units (Units). The initial value of the Units is based on the market price of the Bank’s Common Shares on the applicable date. Dividend equivalents are added to the participant’s account in the form of additional Units. Units mature no later than three years after the issue date. Vesting and payout may occur in one lump sum at the end of the period, or in increments in each of the years following the issue date. Units are valued either on the average closing price of the Bank’s Common Shares on the TSX for the trading days occurring in the 90 calendar days or five trading days preceding the vesting date.
3. Long-Term Incentive Plan
3.1 Stock Option Plan
There are approximately 190 participants in this Plan, including selected Bank executives, executives in subsidiaries and the members of the BMO Capital Markets Executive Committee.
     The Bank’s Stock Option Plan includes the concept of price-conditioned options, rendering options worthless (with zero payout value) unless share price growth surpasses the share price thresholds outlined below. In setting these high thresholds, the Committee is encouraging executives to hold options for the long term and realize gains only when other shareholders have also realized substantial gains.
     Before stock options can be exercised, the following two conditions must be met: 1) the options must be vested (the Bank’s options vest 25% per year over four years), and 2) for a portion of these options, share price growth must meet or exceed prescribed increases in the price of the Common Shares; if such thresholds are not met, the options expire worthless. Exercise conditions are noted in the following table:

	Percentage of total award
	Senior	Senior Executive Vice-Presidents
	Executives	Executive Vice-Presidents	Vice-Presidents
Exercise conditions	(a)	Senior Vice-Presidents	and below
1. Normal time vesting	33%	50%	75%
1. Normal time vesting 2. 50% increase in share price before exercise can occur	33%	50%	25%
1. Normal time vesting 2. 100% increase in share price before exercise can occur	34%	n/a	n/a
Total	100%	100%	100%

Notes
(a) Including the Named Executive Officers listed on page 33.
The value of stock options granted each year is established as part of an executive’s total direct compensation, considering current market practice and subject to individual performance. Individual awards are determined based on an assessment of the individual’s performance in the current year, the level and consistency of the individual’s contribution over the past three years (i.e., sustained performance), and the individual’s potential to assume greater responsibility and make an even more significant contribution in the future. No consideration is given to the outstanding amount or terms of an individual’s performance share units, restricted share units or stock options, or to the current value of these holdings, in determining whether and how many options will be granted. Stock options are granted each year after the announcement of annual financial results. Grants occur in a period during which employees are permitted to trade in BMO Common Shares under the Bank’s Insider Trading Policy.
     To reduce the future dilutive effects of stock options on share value, the Committee has established a guideline that is intended to limit overhang to 7.5% or less of the total number of issued and outstanding Common Shares of the Bank.
     In addition, the Bank monitors the level of dilution (i.e., options issued but not exercised as a percentage of Common Shares of the Bank) and the annual burn rate (i.e., the number of stock options issued each year as a percentage of the issued and outstanding Common Shares of the Bank) relating to stock options.
     The Bank’s performance against these measures over the last three years is reported in the following table:

	2007	2006	2005
Overhang (a)	4.92%	5.05%	6.03%
Dilution (b)	4.14%	4.64%	5.35%
Burn rate (c)	0.25%	0.28%	0.29%

Notes
(a)	Overhang is defined as the total number of options available for issuance, plus all options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding Common Shares of the Bank at the end of the fiscal year.

(b)	Dilution is defined as options issued but not exercised, expressed as a percentage of issued and outstanding Common Shares of the Bank at the end of the fiscal year.

(c)	Burn rate is defined as the number of stock options issued each year, expressed as a percentage of the issued and outstanding Common Shares of the Bank at the end of the fiscal year.

Bank of Montreal Proxy Circular     29

Report on Executive Compensation (continued)
3.2	Stock Option Exercise Protocol for the President and Chief Executive Officer
A pre-arranged option exercise protocol for the President and Chief Executive Officer role was established in 2002 under which the Committee is to be consulted prior to each option exercise by the President and Chief Executive Officer. This protocol now applies to Mr. Downe.
Other Equity-Based Plans
Deferral of Commissions and Cash Incentives in the Private Client Division (PCD) Deferred Stock Unit Plans
The purpose of the PCD Deferred Stock Unit Plans is to further align the interests of Investment Advisors, Insurance Advisors and senior management in PCD with those of shareholders by linking short-term incentive awards to the future value of the Bank’s Common Shares.
     The PCD Deferred Stock Unit Plans allow participants to voluntarily defer commissions earned and cash incentives awarded under incentive plans in the Canadian retail brokerage. The deferred amount is converted into deferred stock units (DSUs).
     Participants may elect to receive 5%, 10%, 15%, 20% or 25% of their total commission and/or bonus in DSUs, up to a maximum of $125,000 or, in a limited number of instances, $175,000 or $200,000; elections must be made before the beginning of the performance period.
     In respect of deferred commissions, DSUs are credited to the employee’s account at the end of each quarter. The amounts elected for deferral are converted into DSUs based on the average closing price of Common Shares of the Bank on the TSX for up to 10 trading days immediately prior to and including the quarter end. In respect of a deferred bonus, in certain cases the employee can elect the method by which the number of DSUs to be credited shall be determined, with pricing done at the end of the annual performance period, or as an average of the prices at the end of each quarterly period. Additional DSUs are automatically credited to participants’ accounts representing dividends that are paid on Common Shares of the Bank.
     Redemption of DSUs for cash and/or Common Shares (purchased on the open market) can only be made subsequent to retirement, termination of employment or death. The value of DSUs is equivalent to the fair market value of an equal number of Common Shares of the Bank at the time of redemption.
Perquisite Allowance
The Bank provides a taxable cash allowance for Canadian executives in lieu of perquisites such as a car lease or club membership. This program is market competitive, promotes greater executive satisfaction through choice and manages future costs.
Executive Share Ownership Guidelines
The Committee strongly supports executives holding ownership in the Bank. In January 2001, the Bank introduced minimum shareholding guidelines, which were met by December 2003. In January 2003, the guidelines were increased to the levels outlined in the table below. Executives were required to meet these new minimum shareholding guidelines in fiscal 2006 and new executives within three years of appointment. All executives are in compliance with these increased ownership guidelines, which can be met through the holding of the Bank’s Common Shares, DSUs or Units under the Bank’s Mid-Term Incentive Plans. Once executives have met their initial shareholding requirement, they are expected to maintain compliance and their compliance is reconfirmed annually. Total equity holdings of the Named Executive Officers are reported on page 34 in footnote (i) to the Summary Compensation Table; the value of each Named Executive Officer’s holdings exceeds the applicable share ownership guideline set out below:

Title	Share ownership guideline
President and Chief Executive Officer	7.0 times base salary
Operating Group Presidents	5.0 times base salary
Senior Executive Vice-Presidents Executive Vice-Presidents	3.0 times base salary
Senior Vice-Presidents	2.0 times base salary
Vice-Presidents	1.5 times base salary

To align executive and shareholder interests beyond retirement, and reinforce the importance of long-term strategic decisions and effective succession management, Senior Executives must continue to meet their share ownership guidelines for a period following retirement. The President and Chief Executive Officer is required to maintain his share ownership level for two years following retirement and other Senior Executives must maintain their share ownership levels for one year following retirement.
Cost of Management Ratio
In response to a shareholder proposal received in 2005, the Bank committed to working with other financial institutions to develop a cost of management ratio to be reported annually. The agreed-upon measure, shown below, reports the total aggregate compensation for those individuals identified as Named Executive Officers in the Proxy Circular issued in the year following each of the last three fiscal years noted below, expressed as a percentage of net income after tax.

	2007	2006	2005
Total aggregate NEO compensation ($ millions) (a)	$24.7	$31.9	$30.7
As a percentage of net income after tax (b)	1.16%	1.20%	1.28%

Notes
(a)	Total Named Executive Officer (NEO) compensation is defined as the aggregate of base salary, short-, mid- and long-term incentives, other compensation and the annual pension service and compensation cost as reported on pages 32 and 39 for the Chief Executive Officer and Chief Financial and Administrative Officer in addition to the three most highly compensated NEOs for each reported year. For 2007, the NEOs are W.A. Downe and K.E. Maidment, in addition to the three most highly compensated NEOs.

(b)	Net income after tax (in accordance with Canadian GAAP) is reported on page 93 in the 2007 Annual Report.

30     Bank of Montreal Proxy Circular

Compensation of the President
and Chief Executive Officer
As previously mentioned the Committee monitors and assesses the performance of Mr. Downe, President and Chief Executive Officer and recommends to the Board compensation amounts for Mr. Downe.
     For the fiscal year ending October 31, 2007, Mr. Downe’s compensation consisted of base salary and awards under the Short-Term Incentive, Mid-Term Incentive and Stock Option Plans. In arriving at recommendations for Mr. Downe’s compensation, the Committee considers the absolute and relative performance of the Bank, Mr. Downe’s individual performance and the median total compensation of the comparator market, which is made up of the CEOs of the other major Canadian banks. The Committee also carefully considers all aspects of compensation including pension benefits and costs.
1. Base Salary
For fiscal 2007 Mr. Downe’s annual salary was US$1,000,000, effective with his appointment to President and Chief Executive Officer.
2. Short-Term Incentive
2.1 Business Performance Assessment
The Committee assesses the following business performance measures and their assigned weightings:
•	Earnings per share (EPS) growth from the prior year (37.5% weighting),

•	Revenue growth from the prior year (37.5% weighting), and

•	EPS growth and revenue growth relative to the Canadian peer group (25% weighting).
On a reported basis in 2007, earnings per share growth over the prior year was below the established performance target and revenue growth was less than expected. Financial performance of the Bank declined in 2007 due to commodities losses, charges in the fourth quarter related to the capital markets environment, 2007 restructuring charges and changes year-over-year to the general allowance. However, the financial performance for the underlying businesses was strong. Adjusting for these items, BMO Capital Markets’ net income improved significantly, with all major business lines showing considerable improvement, and Personal and Commercial Banking Canada and Private Client Group posting record net income.
     The Bank’s reported earnings per share growth and revenue growth were below the Canadian peer group (the six major Canadian banks) average.
Bank of Montreal 2007 Financial Highlights

		GAAP
	GAAP	adjusted	(a)

EPS growth	(20.2)%

Revenue growth	(6.4)%	(5.8)%	(b)

EPS growth excluding significant items	10.8%

Revenue growth excluding significant items	5.4%	5.8%

Notes
(a)	Non-GAAP measure

(b)	Taxable equivalent basis

The Bank uses revenue on a taxable equivalent basis, a non-GAAP measure, to assess performance for compensation purposes. Securities regulators require that corporations caution readers that earnings and other measures adjusted on a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies.

Revenue on a taxable equivalent basis includes an adjustment that increases GAAP revenues and the provision for income taxes by an amount that would raise revenues on certain tax-exempt securities to a level equivalent to amounts that would incur tax at the statutory rate. For 2007, there is no difference in revenue growth if calculated using GAAP-based revenue.
2.2 Individual Performance Assessment
The Committee reviewed the considerable progress made on major strategic initiatives, growth in businesses, leadership staffing and strength, and the effectiveness of the President and Chief Executive Officer’s transition since Mr. Downe’s appointment on March 1, 2007.
2.3 Impact of Business Performance on Short-Term Incentive Award
In light of the Bank’s performance for fiscal 2007, and consistent with Mr. Downe’s recommendation, the Board determined that he receive a zero Short-Term Incentive award.
3. Mid-Term and Long-Term Incentives
In developing its recommendation to the Board on the appropriate award levels for Mr. Downe under the Mid-Term Incentive Plan and the Stock Option Plan, the Committee considered, in addition to business performance, all aspects of individual performance and the target levels and mix of compensation for the CEO’s position.
     In addition, based on the Committee’s recommendation, the Board granted Mr. Downe 29,268 Units under the Mid-Term Incentive Plan, representing an aggregate award value of $1,800,000 at a Unit price of $61.50, being the average closing price of the Bank’s Common Shares on the TSX for the trading days occurring in the 90 calendar days preceding December 1, 2007. The payout value of these Units, which vest at the end of three years, will be determined as set forth in the Plan description above.
     Under the terms of the Stock Option Plan, the Board granted Mr. Downe 165,400 stock options on December 13, 2007 with a strike price of $60.23, the closing price of Common Shares on the TSX on the trading day immediately preceding the date of the grant. The compensation value of this award is $2,700,000. Of these options, 67%, once vested, cannot be exercised until the following share price increase thresholds are met: 33% are subject to a 50% increase in Common Share price and 34% are subject to a 100% increase in Common Share price.
     In addition, in 2007 with his appointment to President and Chief Executive Officer, on March 1, 2007, Mr. Downe was granted a Special Incentive award opportunity tied to Relative TSR performance. The award opportunity is designed to reward progressive and sustained outperformance in relative terms, as follows: the award has a five-year term (March 1, 2007 to March 1, 2012) with a target opportunity of $10,000,000 should the Bank attain superior TSR relative to the Canadian peer group (the other five major Canadian banks) at the end of the performance period. If the aggressive performance hurdles are not met, the value of the award will be zero. If the Bank should attain top relative TSR performance at the end of the performance period, the payout of the award will be $12,500,000.

Bank of Montreal Proxy Circular     31

Report on Executive Compensation (continued)
Summary of Compensation
W.A. Downe
President & Chief Executive Officer
Mr. Downe’s 2007 compensation is shown in the following three-year summary compensation table:

Cdn $ (a)	2007		2006		2005

Cash
Salary	$964,245			$704,613	$667,700
Bonus	Nil			1,249,448	2,792,200

Total cash	$964,245			$1,954,061	$3,459,900

Equity
Mid-term (b)	$1,800,000			$1,837,376	$1,699,600
Stock options (c)	2,700,000			1,837,376	789,100

Total equity	$4,500,000			$3,674,752	$2,488,700

Total direct compensation (d)	$5,464,245			$5,628,813	$5,948,600

Pension service and compensation cost (e)	$3,801,000	(f)		$936,843	$234,788

Other compensation (g,h)	$370,448			$348,949	$293,798

Tax equalization (h)	$ Nil		$	Nil	$475,690

Total	$9,635,693			$6,914,605	$6,952,876

Notes
(a)	All compensation reported in this table is expressed in Canadian dollars. Where compensation was received in U.S. dollars, it has been converted into Canadian dollars at the average rate of exchange for the fiscal year as follows: for 2007, US$1.00 = Cdn$1.093; for 2006, US$1.00 = Cdn$1.132; and for 2005, US$1.00 = Cdn$1.214.

(b)	Amounts shown are Performance Share Units (PSUs) granted under the Bank’s Executive Mid-Term Incentive Plans (Bank MTIP) and represent the value of PSUs granted in December of each year. For further details refer to section 2.1 Executive Mid-Term Incentive Plans on page 28. In 2005, the amount shown includes an award under the BMO Capital Markets Mid-Term Incentive Plan. For further details refer to section 2.2 Mid-Term Incentive Plans for BMO Capital Markets on page 28.

(c)	These amounts represent the compensation value of the number of options granted as reported in the Summary Compensation Table on page 33. This compensation value is based on a methodology which considers, among other things, the full 10-year term of the option. For further details refer to section 3.1 Stock Option Plan on page 29.

(d)	Based on the aggressive performance hurdles of Mr. Downe’s special incentive award that was granted in 2007 (referenced in the Mid-Term and Long-Term Incentive section on page 31) and the risk of forfeiture, the award is deemed to have an indeterminate value.

(e)	Annual pension service and compensation cost is the value of the pension expense for the year of service credited and any other compensation-related costs, including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year. For further details refer to the Supplemental Pension Disclosure section on page 37.

(f)	Of the $3,801,000 reported for 2007, $284,300 is attributable to the cost for the 2007 service. The remainder is attributable to the increase in accrued pension liability, based on Mr. Downe’s total years of credited service to date, resulting from his increase in salary upon being appointed President and Chief Executive Officer on March 1, 2007.

(g)	Other compensation is detailed in footnote (j) to the Summary Compensation Table on page 35.

(h)	Perquisites and benefits are not included as the aggregate value in any of the three years is less than $50,000 and 10% of the Chief Executive Officer’s total salary and bonus. The amounts shown for Mr. Downe represent tax equalization payments as detailed in footnote (g) to the Summary Compensation Table on page 34.
Retired President and
Chief Executive Officer’s Compensation
Mr. Comper retired from the position of President and Chief Executive Officer on March 1, 2007 and retired from the Bank on April 30, 2007. For the fiscal year ended October 31, 2007, Mr. Comper’s compensation consisted of an annual base salary of $1,000,000, which is consistent with the prior year. Mr. Comper is eligible to receive a pro-rated award under the Short-Term Incentive Plan. In light of the Bank’s performance for fiscal 2007, and consistent with Mr. Comper’s recommendation, the Board determined that he receive a zero Short-Term Incentive award. Mid-Term and Long-Term Incentive awards are not granted to executives in the year of retirement.
     In connection with Mr. Comper’s retirement, the Bank has agreed to provide him with access to facilities and services with the intent of enabling him to assist the Bank with client development. The facilities and services provided include, among other things, the use of an office, access to executive administrative support and a car and driver for Bank business purposes.
Composition of the Human Resources and Management Compensation Committee
The Report on Executive Compensation has been approved by the Human Resources and Management Compensation Committee of the Board of Directors, the members of which are set out below. A majority of the members of the Committee are resident Canadians who are not affiliated with the Bank for the purposes of the Bank Act (Canada). Each member of the Committee is not an officer or employee of the Bank or an affiliate of the Bank; and is “independent” within the meaning of applicable Canadian securities laws and New York Stock Exchange rules.

/s/ Stephen E. Bachand
Stephen E. Bachand
Chair
/s/ Ronald H. Farmer
Ronald H. Farmer
/s/ Harold N. Kvisle
Harold N. Kvisle
/s/ J. Robert S. Prichard
J. Robert S. Prichard
/s/ Robert M. Astley
Robert M. Astley

/s/ David A. Galloway
David A. Galloway
/s/ Martha C. Piper
Martha C. Piper

32 Bank of Montreal Proxy Circular

Executive Compensation
Summary Compensation Table for Named Executive Officers
Compensation earned in respect of the last three fiscal years by the current and retired President and Chief Executive Officer, the Chief Financial and Administrative Officer, the Executive Vice-President Finance and Treasurer and Acting Chief Financial Officer, the next three most highly compensated executive officers (collectively the Named Executive Officers) as well as, the Chief Executive Officer and Head, Investment Banking Group, BMO Capital Markets is summarized in the table below:

							Long-term compensation
							Awards		Payouts
								Shares or units subject
								to resale restrictions
		Annual compensation					Securities under	(Performance/
Name and					Other annual		options/SARs	restricted	LTIP	All other
principal position	Year		Salary ($)(e)	Bonus ($)(f)	compensation ($)(g)		granted (#)(h)	share units) ($)(i)	payouts ($)	compensation ($)		(j)

W.A. Downe (a)	2007		964,245	Nil	Nil		165,400	1,800,000	Nil		370,448
President and	2006		704,613	1,249,448	Nil		98,300	1,837,376	Nil		348,949
Chief Executive Officer	2005		667,700	2,792,200		475,690	46,300	1,699,600	Nil		293,798

F.A. Comper (b)	2007		490,959	Nil		n/a	Nil	n/a	Nil		699,305
Retired President and	2006		1,000,000	1,600,000		n/a	149,800	2,700,000	Nil		675,171
Chief Executive Officer	2005		1,000,000	1,700,000		n/a	158,200	2,700,000	Nil		560,454

K.E. Maidment (c)(d)	2007		552,200	Nil		n/a	61,300	900,000	Nil		176,916
Chief Financial and	2006		552,200	1,150,000		n/a	42,800	650,000	Nil		170,562
Administrative Officer	2005		518,867	950,000		n/a	46,900	700,000	Nil		138,791

T.E. Flynn (c)	2007		326,667	440,000		n/a	34,600	652,000	Nil		61,692
Executive Vice-President	2006		308,750	390,000		n/a	23,600	445,000	Nil		50,130
Finance and Treasurer	2005		200,000	550,000		n/a	21,600	375,000	Nil		37,807
and Acting Chief
Financial Officer

Y.J.P. Bourdeau (d)	2007		300,000	Nil		n/a	15,316	2,500,000	Nil		574,902
Chief Executive Officer	2006		300,000	2,500,000		n/a	26,800	3,200,000	Nil		529,968
and Head	2005		300,000	2,800,000		n/a	17,600	2,100,000	Nil		394,460
Investment Banking Group
BMO Capital Markets

E.M. Costello	2007	US	375,000	US 650,000		n/a	58,000	US 695,000	Nil	US	187,206
Chief Executive Officer	2006	US	281,250	US 1,360,000		n/a	10,000	US 1,218,700	Nil	US	192,350
Harris Bankcorp, Inc.	2005	US	250,000	US 1,240,000		n/a	8,800	US 1,225,000	Nil	US	174,743

G.G. Ouellette	2007		500,000	1,620,000		n/a	58,200	650,000	Nil		324,715
President and Chief	2006		500,000	1,900,000		n/a	45,500	750,000	Nil		321,968
Executive Officer	2005		500,000	1,900,000		n/a	49,800	750,000	Nil		276,700
Private Client Group

F.J. Techar	2007	US	500,000	US 760,000	US	384,991	79,200	US 750,000	Nil	US	197,596
President and Chief	2006	US	457,215	US 900,000	US	381,744	63,600	US 1,925,000	Nil	US	138,689
Executive Officer	2005	US	400,000	US 650,000		n/a	51,700	US 425,000	Nil	US	116,339
Personal and
Commercial Banking
Canada

Notes

(a)	All compensation reported for Mr. Downe in this table is expressed in Canadian dollars. Where compensation was received in U.S. dollars, it has been converted into Canadian dollars at the average rate of exchange for the fiscal year as follows: for 2007, US$1.00 = Cdn$1.093; for 2006, US$1.00 = Cdn$1.132; and for 2005, US$1.00 = Cdn$1.214.

(b)	Mr. Comper retired from the position of President and Chief Executive Officer on March 1, 2007 and retired from the Bank on April 30, 2007.

(c)	Ms. Maidment is on a leave of absence due to illness. In her absence Mr. Flynn was appointed Acting Chief Financial Officer, effective October 2007.

(d)	In light of the Bank’s performance for fiscal 2007, and consistent with both Ms. Maidment’s and Mr. Bourdeau’s recommendations, the Committee determined that they receive a zero Short-Term Incentive award.

(e)	While disclosure regarding salaries for fiscal 2008 is not required, this information may be of interest to shareholders. For fiscal 2008, the Committee determined that Mr. Techar’s annual salary be increased to US$550,000 and that Mr. Flynn’s annual salary be increased to $355,000. The Committee also determined that salaries for the remaining Named Executive Officers would remain unchanged at this time.

(f)	Amounts shown were earned in respect of the fiscal year indicated. Mr. Downe elected to take 75% of his 2007 bonus in Deferred Stock Units (DSUs) under the Deferred Stock Unit Plan (DSU Plan); Messrs. Comper and Techar each elected to take 50% of their bonus in DSUs; and Ms. Costello elected to take 25% of her 2007 bonus in DSUs based on a share price of $61.01, which was the average closing price on the TSX of Common Shares of the Bank for the five consecutive trading days ending October 31, 2007. With respect to 2006 and 2005 bonus deferrals, Messrs. Downe and Comper elected to take 50% of their bonus in each year in DSUs, and Ms. Maidment elected to take 50% of her 2005 bonus in DSUs based on share prices of $68.84 for 2006 and $56.93 for 2005. Aggregate holdings of DSUs granted under the DSU Plans as at October 31, 2007 and their value at this date are noted in footnote (i). Additional DSUs are automatically credited to represent dividends paid on Common Shares of the Bank, and these amounts are reported under “All other compensation”.
Bank of Montreal Proxy Circular     33

Executive Compensation (continued)

(g)	The aggregate value of perquisites and benefits for the Named Executive Officers are less than the lesser of $50,000 and 10% of the Named Executive Officer’s total annual salary and bonus, with the exception of Mr. Techar. For Mr. Techar, amounts appearing in this column include an allowance of US$354,359 paid in 2007 and 2006 to assist in his employment relocation from the United States to Canada. Mr. Techar’s allowance will be fully paid in 2009. The amounts shown for Mr. Downe represent tax equalization payments made by the Bank to Mr. Downe in respect of Canadian income taxes paid in excess of United States income taxes, as a portion of Mr. Downe’s duties were required to be performed in Canada. Payments for any calendar year may be made at various times during the Bank’s following fiscal year. To provide greater consistency in executive compensation reporting of tax equalization payments from year-to-year, the Bank reports the tax equalization amount in respect of any tax year in the year in which the final tax liability is determined, which is the following fiscal year of the Bank, regardless of the fiscal year in which it was paid. As such, the tax equalization amount of US$405,264 paid in fiscal 2005 in respect of the 2004 tax year is not shown.

(h)	To provide greater clarity in reporting executive compensation, the Bank reports the option awards most recently approved, rather than those 12 months in arrears. Accordingly, amounts shown represent the number of options approved for granting in each of calendar years 2007, 2006 and 2005. As such, the number of options granted to each of the Named Executive Officers in fiscal 2005 (i.e., the options approved for granting in calendar year 2004) is not included in this table. The number of options granted to each Named Executive Officer in fiscal 2005 is as follows: Mr. Downe 40,400 options; Mr. Comper 150,500 options; Ms. Maidment 43,200 options; Mr. Flynn 20,500 options; Mr. Bourdeau 16,700 options; Ms. Costello 11,900 options; Mr. Ouellette 50,200 options and Mr. Techar 49,600 options.

(i)	To provide greater clarity in reporting executive compensation, the Bank reports awards most recently approved, rather than those 12 months in arrears. Accordingly, amounts shown represent the value of performance share units and restricted share units (Units) granted in each of calendar years 2007, 2006 and 2005. As such, the value of Units granted to each of the Named Executive Officers in fiscal 2005 (i.e., the Units granted in calendar year 2004) is not included in this table. The value of Units granted to each of the Named Executive Officers in fiscal year 2005 is as follows: Mr. Downe US$1,400,000 in the Bank’s Mid-Term Incentive Plan (Bank MTIP); Mr. Comper $2,800,000 in Bank MTIP; Ms. Maidment $625,000 in Bank MTIP; Mr. Flynn a total of $625,000 in Bank MTIP and BMO Capital Markets Mid-Term Incentive Plan (BMO CM MTIP); Mr. Bourdeau a total of $2,200,000 in Bank MTIP and BMO CM MTIP; Ms. Costello a total of US$1,150,000 in Bank MTIP and BMO CM MTIP; Mr. Ouellette $800,000 in Bank MTIP and Mr. Techar a total of US$550,000 in Bank MTIP. The amount shown for 2007 for each Named Executive Officer includes awards with an effective grant date of December 1, 2007 under the Bank MTIP, which were converted into Units based on a share price of $61.50, the average closing price on the TSX of Common Shares of the Bank for the trading days occurring in the 90 calendar days preceding December 1, 2007. These Units vest and are paid out at the end of three years. The amount shown for 2007 for Mr. Bourdeau also includes an award with an effective grant date of December 1, 2007 under the BMO CM MTIP which was converted into Units based on a share price of $58.49, the average closing price on the TSX of Common Shares of the Bank for the 10 trading days ending December 1, 2007. These Units vest one-third each year, and are paid out one-third each year or as a lump sum at the end of the three years. Aggregate holdings of Units, DSUs, and Common Shares and their value at October 31, 2007 are noted in the following table.
The table below shows the aggregate number of Units, DSUs and Common Shares of the Bank held by each Named Executive Officer, and the value of such Units, DSUs and Common Shares as at October 31, 2007.
Performance/Restricted Share Units, Deferred Stock Units and Common Shares Held as at October 31, 2007

		Aggregate
		number of Units(1)/	Values at	Total value at
Name	Type	Common Shares	October 31, 2007(2)	October 31, 2007

W.A. Downe	Bank MTIP	46,822	$2,980,689
	BMO CM MTIP	21,336	$1,309,419
	DSU	87,641	$5,346,954
	Common Shares	106,867	$6,732,621	$16,369,683

F.A. Comper	Bank MTIP	144,647	$9,208,228
	DSU	147,280	$8,985,537
	Common Shares	83,482	$5,259,366	$23,453,131

K.E. Maidment	Bank MTIP	34,786	$2,214,477
	DSU	33,730	$2,057,872
	Common Shares	6,250	$393,750	$4,666,099

T.E. Flynn	Bank MTIP	20,871	$1,328,648
	BMO CM MTIP	1,626	$99,788
	Common Shares	1,999	$125,937	$1,554,372

Y.J.P. Bourdeau	Bank MTIP	18,860	$1,200,628
	BMO CM MTIP	107,913	$6,622,645
	DSU	119,986	$7,320,320
	Common Shares	13,553	$853,839	$15,997,432

E.M. Costello	Bank MTIP	9,516	$605,789
	BMO CM MTIP	40,093	$2,460,533
	DSU	32,319	$1,971,799
	Common Shares	0	$0	$5,038,121

G.G. Ouellette	Bank MTIP	40,612	$2,585,360
	DSU	92,396	$5,637,053
	Common Shares	189,777	$11,955,951	$20,178,364

F.J. Techar	Bank MTIP	41,484	$2,640,871
	RSU	15,265	$971,770
	DSU	33,307	$2,032,085
	Common Shares	2,694	$169,722	$5,814,448

Notes

(1)	As additional Units are automatically credited to represent dividends paid on Common Shares of the Bank under Bank MTIP, BMO CM MTIP, RSU Plans, and DSU Plans, DSU and Unit amounts include dividend equivalents automatically credited, which are also reported under “All other compensation”.

(2)	Units under Bank MTIP and RSU Plans were valued based on the average closing price of the Bank’s Common Shares on the TSX for the trading days occurring in the 90 calendar days prior to October 31, 2007, which was $63.66. Units under BMO CM MTIP were valued based on the average closing price of the Bank’s Common Shares on the TSX for the 10 trading days ended October 31, 2007, which was $61.37. DSUs were valued based on the average closing price of the Bank’s Common Shares on the TSX for the five trading days ended October 31, 2007, which was $61.01. Common Shares were valued based on the closing price of the Bank’s Common Shares on the TSX on October 31, 2007, which was $63.00.
The following table shows the estimated future payouts for the awards granted in calendar year 2007 under the Bank MTIP, based on the number of Units. The actual payout value will be based on the average closing price on the TSX of Common Shares of the Bank for the trading days occurring in the 90 calendar days preceding the vesting date, will include accumulated dividend equivalents automatically credited and will be adjusted for the Bank’s annualized total shareholder return (TSR) relative to its peer group.
34     Bank of Montreal Proxy Circular

Bank Mid-Term Incentive Plan Awards Granted in Calendar Year 2007

			Estimated future payouts
		Performance or other period
Name	Units granted (#)	until maturation or payout	Threshold (#)	Target (#)	Maximum (#)

W.A. Downe	29,268	3 years	0	29,268	43,902
F.A. Comper	Nil	3 years	0	Nil	Nil
K.E. Maidment	14,634	3 years	0	14,634	21,951
T.E. Flynn	10,602	3 years	0	10,602	15,902
Y.J.P. Bourdeau	4,878	3 years	0	4,878	7,317
E.M. Costello	11,686	3 years	0	11,686	17,530
G.G. Ouellette	10,569	3 years	0	10,569	15,854
F.J. Techar	12,611	3 years	0	12,611	18,917

(j)	The amounts shown represent: the amount of interest accrued for the fiscal year ended October 31, 2007 under the executive incentive bonus plan for amounts deferred prior to November 1, 1987; dividend equivalents automatically credited under the DSU Plans, the Bank MTIPs, and the BMO CM MTIPs for the fiscal year ended October 31, 2007; Bank contributions under the Bank’s Employee Share Ownership Plan for the fiscal year ending October 31, 2007; and Bank contributions under the Employees’ Savings and Profit Sharing Plan of Bank of Montreal/Harris. Named Executive Officers in Canada participate in the Employee Share Ownership Plan on the same basis as all other employees in Canada, whereby for each dollar contributed by employees up to 6% of base salary, the Bank will contribute additional Common Shares up to 50% of eligible contributions. Mr. Downe participates in the Employees’ Savings and Profit Sharing Plan on the same basis as all other U.S. employees, whereby the Bank matches the employee’s contribution up to the first 5% of eligible pay.
Bank Long-Term Incentive Plan – Awards Granted in Calendar 2007
In 2007 with his appointment to President and Chief Executive Officer, Mr. Downe was granted a Special Incentive award opportunity tied to Relative TSR performance. The award opportunity is designed to reward progressive and sustained out-performance in relative terms, as follows: the award has a five-year term (March 1, 2007 to March 1, 2012) with a target opportunity of $10,000,000 should the Bank attain superior TSR relative to the Canadian peer group (the other five major Canadian banks) at the end of the performance period. If the aggressive performance hurdles are not met, the value of the award will be zero. If the Bank should attain top relative TSR performance at the end of the performance period, the payout of the award will be $12,500,000. Based on the aggressive performance hurdles and the risk of forfeiture, the award is deemed to have an indeterminate value.

			Estimated future payouts under non-securities-price-based plans
		Performance or other period
Name	Securities, Units or Rights (#)	until maturation or payout	Threshold ($ or #)	Target ($ or #)	Maximum ($ or #)
W.A. Downe	0	5 year term	0	$10,000,000	$12,500,000

Stock Options
In calendar year 2007, stock options to purchase Common Shares of the Bank were granted to the Named Executive Officers as set out in the following table. All of the options granted had an exercise price equal to the closing price on the TSX of Common Shares of the Bank on the date immediately preceding the date of the grant. (For details of the Stock Option Plan including the performance conditions, refer to page 29.)

Option Grants during the Calendar Year Ended December 31, 2007

	Number of	% of total options		Market value of underlying
	securities under	granted to employees	Exercise or base price	securities on the
Name	options granted (#)	in the calendar year	($/security)	date of grant ($/security)	Expiration date

W.A. Downe	165,400	12.53	60.23	60.23	December 13, 2017
F.A. Comper	Nil	Nil	60.23	60.23	December 13, 2017
K.E. Maidment	61,300	4.64	60.23	60.23	December 13, 2017
T.E. Flynn	34,600	2.62	60.23	60.23	December 13, 2017
Y.J.P. Bourdeau	15,316	1.16	60.23	60.23	December 13, 2017
E.M. Costello	58,000	4.39	60.23	60.23	December 13, 2017
G.G. Ouellette	58,200	4.41	60.23	60.23	December 13, 2017
F.J. Techar	79,200	6.00	60.23	60.23	December 13, 2017

Amounts shown represent the number of securities under options granted to each of the Named Executive Officers in calendar year 2007. The options shown in the table were granted in December 2007 and represent the most recently approved stock option grants. The Bank has concluded that this reporting methodology will provide greater clarity in reporting executive compensation to its shareholders. The number of options and percentage of total options granted in fiscal 2007, reported last year and not shown in this table are as follows: Mr. Downe 98,300, 8.06%; Mr. Comper 149,800, 12.28%; Ms. Maidment 42,800, 3.51%; Mr. Flynn 23,600, 1.94%; Mr. Bourdeau 26,800, 2.13%; Ms. Costello 10,000, 0.82%; Mr. Ouellette 45,500, 3.73%; and Mr. Techar 63,600, 5.22%. All of the options granted had an exercise price equal to the closing price on the TSX of Common Shares of the Bank on the date immediately preceding the date of the grant, which was $68.97. The options vest over four years at the rate of 25% each year and have an expiration date of December 14, 2016.
     Of the Named Executive Officers’ option grants, 67% is subject to share price increase thresholds that must be met before the options can be exercised. (For details of the Stock Option Plan, including the performance conditions, refer to page 29.)
     The following table shows the number of Bank Common Shares acquired through the exercise of stock options during the fiscal year ended October 31, 2007, the aggregate value realized upon exercise, the aggregate number of options each Named Executive Officer holds and the value of these options based on the closing price on the TSX of Common Shares of the Bank on October 31, 2007, which was $63.00.

Bank of Montreal Proxy Circular     35

Executive Compensation (continued)
Aggregated Option Exercises during the Fiscal Year Ended October 31, 2007 and Fiscal Year-End Option Values

					Value of unexercised
	Securities	Aggregate	Unexercised options		in-the-money options
	acquired on	value	at October 31, 2007 (#)		at October 31, 2007 ($)
Name	exercise (#)	realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

W.A. Downe	127,500	4,874,014	668,783	305,417	18,269,555	2,861,249
F.A. Comper	643,620	26,231,350	596,599	730,381	14,011,830	6,404,146
K.E. Maidment	Nil	Nil	276,510	155,390	6,671,769	535,018
T.E. Flynn	Nil	Nil	7,825	57,875	32,827	98,589
Y.J.P. Bourdeau	124,000	4,134,520	262,132	107,768	7,660,784	1,109,320
E.M. Costello	Nil	Nil	245,712	37,688	6,869,515	157,538
G.G. Ouellette	Nil	Nil	573,612	269,688	17,446,241	2,544,976
F.J. Techar	12,200	477,020	308,348	190,152	8,120,810	607,485

Executive Pension Plan
Retirement Allowance Agreements
Bank of Montreal has entered into a new Retirement Allowance Agreement (“RAA”) with Mr. William Downe effective January 1, 2008. This agreement was revised to reflect, among other things, changes to U.S. tax laws applicable to Mr. Downe. Under the terms of the new RAA, upon normal retirement, Mr. Downe will be entitled to receive an annual retirement benefit (payable monthly) from the Pension Fund Society of Bank of Montreal (“Pension Fund Society”), a federally regulated Canadian registered pension plan, plus a lump sum U.S. dollar amount referred to as the “RAA Payment”. The RAA Payment will be equal to the amount by which (a) the actuarial value of the retirement allowance benefit which is subject to a maximum of US$1,000,000 per year and is calculated based on 2% of Mr. Downe’s best average earnings multiplied by his years of employment with Bank of Montreal exceeds (b) the actuarial value of the annual retirement benefit which will be payable to him from the Pension Fund Society. The definition of “best average earnings” is set out in the Retirement Allowance Agreements – Definition of Best Average Earnings table below.
     The RAA also provides for payment of an early retirement pension benefit should Mr. Downe cease to be employed prior to his normal retirement age. He will be entitled to receive an early retirement benefit as defined in the Retirement Allowance Agreements Provisions table on page 37 in addition to an early retirement benefit payment from the Pension Fund Society.
     In the event of Mr. Downe’s death while still employed by Bank of Montreal, a survivor benefit will be payable to his surviving spouse or possibly his dependent children pursuant to the provision in the RAA and under the Pension Fund Society.
     Upon dismissal without cause, including termination following a change of control as outlined in the agreement, Mr. Downe will be entitled to receive a severance payment equal to two times the sum of his annual salary and the average of the best five consecutive years’ cash bonuses received by him as an employee of the Bank; plus the pension benefits to which Mr. Downe would be entitled had he retired at the date of dismissal, but calculated with an added two years of credited service.
     Should Mr. Downe be dismissed for cause, his pension entitlement under the terms of the RAA will be the same as the benefit entitlement for Canadian executives of Bank of Montreal who have not entered into a Retirement Allowance Agreement but are members of the Pension Fund Society and Executive Pension Plan.
     Bank of Montreal has also entered into RAAs with certain other Named Executive Officers that outline the terms and conditions for their individual retirement allowances. Upon retirement, Messrs. Bourdeau, Techar and Ouellette and Ms. Maidment are each entitled to receive an annual retirement allowance during their lifetime pursuant to these agreements comprised of amounts payable under Bank of Montreal’s Pension Fund Society and the Executive Pension Plan (or the pension plan of a subsidiary), plus the amounts payable under the RAAs. If any such individual is receiving an annual retirement allowance at the time of his/her death, a survivor benefit will be paid to his/her surviving spouse or possibly their dependent children.
     The following tables show details regarding the total retirement allowance benefits for each of the Named Executive Officers who have entered into RAAs:

Retirement Allowance Agreements – Definition of Best Average Earnings

Name	At normal retirement date	Early retirement

F.A. Comper	Sum of: the final 12 months’ salary plus the average of the best five years of STIP awarded	n/a

Y.J.P. Bourdeau	Sum of: the final 12 months’ salary plus the average of the best five years of STIP awarded, with the STIP for years subsequent to fiscal 1998 (a) limited to 200% of final salary	The greater of $609,000 (a) or the sum of: the final 12 months’ salary plus the average of the best five years of STIP awarded, with the STIP amount limited to 100% of salary

W.A. Downe K.E. Maidment G.G. Ouellette F.J. Techar	Sum of: the final 12 months’ salary plus the average of the best consecutive five years of STIP awarded, with the STIP amount limited to 45% of final salary	Same as “At normal retirement date”

Notes
(a) Effective fiscal 1999, Mr. Bourdeau joined BMO Capital Markets and his prior Bank of Montreal pension arrangements were grandfathered.
36     Bank of Montreal Proxy Circular

Retirement Allowance Agreements Provisions

	At normal retirement date			Early retirement
Name	Age	Annual benefit	Years of service	Age	Reduction in allowance

W.A. Downe	Age 60	Equal to 2% of best average earnings	29 years	Age 55	3% per year between
		for each year of credited service (a)			ages 55 and 60

F.A. Comper	Age 62	Equal to 70% of best average earnings	40 years	n/a	Mr. Comper retired from the
Bank on April 30, 2007

K.E. Maidment	Age 60	Equal to 2% of best average earnings	30 years	Age 55	3% per year between
		for each year of credited service			ages 55 and 60

Y.J.P. Bourdeau	Age 62	Equal to 70% of best average earnings	38 years	Age 57	5% per year between
ages 57 and 62

G.G. Ouellette	Age 60	Equal to 2% of best average earnings	17 years	Age 55	3% per year between
		for each year of credited service			ages 55 and 60

F.J. Techar	Age 60	Equal to 2% of best average earnings	32 years	Age 55	3% per year between
		for each year of credited service			ages 55 and 60

Notes
(a) Mr. Downe’s annual benefit is subject to an annual maximum of US$1,000,000 in accordance with his Retirement Allowance Agreement described on page 36.
Estimated annual retirement allowance benefits payable upon retirement to the specified Named Executive Officers are shown in the following table:
Estimated Annual Retirement Benefits upon Retirement (a)

	Years of credited service (c) (d)
Best average earnings (b) ($)	15	20	25	30	35 or more

500,000	150,000	200,000	250,000	300,000	350,000
1,000,000	300,000	400,000	500,000	600,000	700,000
1,500,000	450,000	600,000	750,000	900,000	1,050,000
2,000,000	600,000	800,000	1,000,000	1,200,000	1,400,000
2,500,000	750,000	1,000,000	1,250,000	1,500,000	1,750,000
3,000,000	900,000	1,200,000	1,500,000	1,800,000	2,100,000
3,500,000	1,050,000	1,400,000	1,750,000	2,100,000	2,450,000
4,000,000	1,200,000	1,600,000	2,000,000	2,400,000	2,800,000
4,500,000	1,350,000	1,800,000	2,250,000	2,700,000	3,150,000

Notes
(a)	The annual benefits payable upon retirement as shown in the above table are comprised of amounts payable under Bank of Montreal’s Pension Fund Society and the Executive Pension Plan, or the pension plan of a subsidiary, and the RAAs. These total pension benefits are not reduced by the maximum Canada/Quebec Pension Plan (or social benefits of other home countries) benefit payable at the relevant time.
(b)	Best average earnings for the Named Executive Officers are defined on page 36.
(c)	The projected years of credited service at their normal retirement date under the RAAs are as follows: Mr. Downe 29 years, Ms. Maidment 30 years (which includes 13 years of prior service recognition to be earned over an equivalent period of employment with Bank of Montreal), Mr. Bourdeau 38 years, Mr. Ouellette 17 years (which includes eight years of prior service with Nesbitt Thomson and Burns Fry, to be earned over an equivalent period of employment with Bank of Montreal) and Mr. Techar 32 years.
(d)	In the case of Mr. Downe, the actuarial value of a portion of the annual benefit will be paid to him in a lump sum upon retirement.
The remaining Named Executive Officers continue to participate in the Bank’s executive retirement program. Upon retirement, their benefit will be comprised of amounts payable under the Pension Fund Society and the Executive Pension Plan or the pension plan of a subsidiary.
     Based on current compensation, the estimated annual benefits payable upon retirement at normal retirement age are as follows: Mr. Downe $891,800, Ms. Maidment $438,600, Mr. Flynn $191,300, Mr. Bourdeau $686,000, Ms. Costello US$352,800, Mr. Ouellette $246,500 and Mr. Techar US$459,200.
Supplemental Pension Disclosure
The previous section on executive pensions complies with the disclosure regulations currently in place. In the interest of greater disclosure and clarity for shareholders, the following tables detail the pension expense for the Bank in respect of each of the Named Executive Officers.
Fiscal 2007 Pension Expense Related
to Service and Compensation
Amounts reported in the table below represent the pension expense related to 2007 service for each of the Named Executive Officers and the impact of differences between actual compensation paid in 2007 and the actuarial assumptions used for the year.

	Fiscal 2007 pension expense
Name	related to service and compensation

W.A. Downe (a)		$3,801,000
F.A. Comper		$348,000
K.E. Maidment		$284,700
T.E. Flynn		$110,200
Y.J.P. Bourdeau		$522,200
E.M. Costello	US$	259,300
G.G. Ouellette		$428,800
F.J. Techar	US$	63,100

Notes
(a)	Of the $3,801,000 reported for 2007, $284,300 is attributable to the cost for the 2007 service. The remainder is attributable to the increase in accrued pension liability based on Mr. Downe’s total years of credited service to date, resulting from his increase in salary upon being appointed President and Chief Executive Officer on March 1, 2007.

Bank of Montreal Proxy Circular     37

Executive Compensation (continued)
Fiscal 2007 Changes in Accrued Pension Liabilities
The accrued pension liability is calculated following the method prescribed by the Canadian Institute of Chartered Accountants and is based on management’s best estimate of future events that affect the cost of pensions, including assumptions about future salary adjustments and STIP award amounts. Changes in the accrued pension liabilities for the Named Executive Officers are summarized in the following table. These changes include the fiscal 2007 increase in expense attributed to service and compensation as reported in the previous table as well as the normal changes (1) to pension liabilities arising from the annual valuation of the Bank’s pension plans, which includes all employees who are participants.

	Accrued liability at			Change in accrued			Accrued liability at			Years of
	October 31, 2006		(2)	liability for 2007		(2,3)	October 31, 2007		(2)	credited service at
Name	(a)			(b)			(c) = (a) + (b)			October 31, 2007

W.A. Downe		$6,340,000			$2,894,600			$9,234,600		24
F.A. Comper		$26,805,800			$(1,331,700)			$25,474,100		40
K.E. Maidment		$2,054,800			$166,800			$2,221,600		14
T.E. Flynn		$246,300			$139,200			$385,500		8
Y.J.P. Bourdeau		$7,757,000			$432,200			$8,189,200		35
E.M. Costello	US$	1,460,400		US$	287,300		US$	1,747,700		24
G.G. Ouellette		$3,076,000			$382,200			$3,458,200		17
F.J. Techar	US$	3,809,400		US$	148,000		US$	3,957,400		23

Notes
(1)	The normal changes include interest on the beginning-of-year liability, employee contributions to the pension plan, changes in interest rate assumptions as the result of changes in long-term bond yields and changes in exchange rates.
(2)	The calculation of reported amounts uses actuarial assumptions and methods that are consistent with those used for calculating pension liabilities and annual expense as disclosed in the Bank’s 2006 and 2007 Consolidated Financial Statements. As the assumptions reflect the Bank’s best estimate of future events, the values shown in the above table may not be directly comparable to similar estimates of pension liabilities that may be disclosed by other corporations.
(3)	Excluded from the change in accrued liability for 2007 is the impact of investment returns on the Bank’s pension plan assets.

Employment Agreements
The RAAs between Bank of Montreal and the applicable Named Executive Officers outline the terms and conditions of retirement allowances and other compensation payable in the event of, among other things, dismissal without cause or a change of control. There are otherwise no employment agreements in place for the Named Executive Officers.
Change of Control and Termination Without Cause
The RAAs provide that, if a Named Executive Officer leaves the employ of Bank of Montreal within two years of a change of control due to a material change in the executive’s responsibilities, the executive is deemed to have been dismissed without cause by Bank of Montreal. The RAAs further stipulate that if a Named Executive Officer is dismissed without cause by Bank of Montreal prior to the normal retirement date, he/she is entitled to a lump sum severance, plus, if dismissal occurs on or after age 50 (or earlier if dismissal occurs as a result of a change of control), a retirement allowance payable at normal retirement age. Alternatively, the Named Executive Officer may elect to receive the allowance on a reduced basis as early as the date of dismissal or at age 50, whichever is later. The following table outlines the lump sum severance that would be applicable, and the range of best average earnings payable, given the respective age and years of service for each Named Executive Officer as at October 31, 2007. The lower percentage is the allowance that would be payable if the Named Executive Officer elected to begin receiving the allowance on a reduced basis at the date of dismissal or at age 50, whichever is later, and the higher percentage is the allowance payable commencing at the Named Executive Officer’s normal retirement age. If Mr. Bourdeau is dismissed without cause by Bank of Montreal, he may elect to receive an early retirement allowance as described on page 36 in lieu of the allowances described in the following table:

Range of best average
Name	earnings payable	Lump sum severance

W.A. Downe	46% to 53% of best average earnings	Two times the sum of annual salary and the average of the best five consecutive years’ STIP awards

K.E. Maidment	24% to 43% of best average earnings(a)	Two times the sum of annual salary and the average of the best five consecutive years’ STIP awards

Y.J.P. Bourdeau	46% to 55% of best average earnings	Two times the sum of annual salary and one-third of the aggregate of the best three years’ STIP awards

G.G. Ouellette	42% of best average earnings	Two times the sum of annual salary and the average of the best five consecutive years’ STIP awards

F.J. Techar	32% to 50% of best average earnings	Two times the sum of annual salary and the average of the best five consecutive years’ STIP awards

Notes
(a)	In the event of a change of control if dismissal occurs before age 50, the amount of Ms. Maidment’s allowance includes recognition of all prior service with her previous employer. This amount would be reduced by the amount of any pension Ms. Maidment would be entitled to receive from her former employer’s pension plan.
The effect of a termination of employment on a Named Executive Officer’s outstanding options is described under “Equity Compensation Plan Information – Stock Option Plan” on page 40. Outstanding Mid-term Incentive Plan awards would vest and pay out as per normal Plan schedule. Outstanding DSUs are redeemed for cash or Common Shares purchased on the open market following termination of employment. In the event of dismissal at or after age 50, all Named Executive Officers are also entitled to any other amounts or benefits, such as health and dental coverage, to which they are otherwise entitled under Bank of Montreal’s compensation and benefits programs for all retired employees.

38     Bank of Montreal Proxy Circular

Supplemental Disclosure: Total Compensation Summary for the Named Executive Officers
While the information in the following tables appears on previous pages in the required or suggested disclosure format, this information has been consolidated here in order to provide greater disclosure and clarity for shareholders. Mr. Downe’s compensation is summarized in the table on page 32.
K.E. Maidment
Chief Financial and Administrative Officer

	2007	2006	2005

Cash

Salary	$552,200	$552,200	$518,867

Bonus	Nil	1,150,000	950,000

Total cash	$552,200	$1,702,200	$1,468,867

Equity

Mid-term (a)	$900,000	$650,000	$700,000

Stock options (c)	1,000,000	800,000	800,000

Total equity	$1,900,000	$1,450,000	$1,500,000

Total direct compensation	$2,452,200	$3,152,200	$2,968,867

Pension service and compensation cost (d)	$284,700	$216,500	$371,800

Other compensation (e,f)	$176,916	$170,562	$138,791

Total	$2,913,816	$3,539,262	$3,479,458

Y.J.P. Bourdeau
Chief Executive Officer and Head of Investment Banking Group,
BMO Capital Markets

	2007	2006	2005

Cash

Salary	$300,000	$300,000	$300,000

Bonus	Nil	2,500,000	2,800,000

Total cash	$300,000	$2,800,000	$3,100,000

Equity

Mid-term (a,b)	$2,500,000	$3,200,000	$2,100,000

Stock options (c)	250,000	500,000	300,000

Total equity	$2,750,000	$3,700,000	$2,400,000

Total direct compensation	$3,050,000	$6,500,000	$5,500,000

Pension service and compensation cost (d)	$522,200	$210,200	$175,600

Other compensation (e,f)	$574,902	$529,968	$394,460

Total	$4,147,102	$7,240,168	$6,070,060

G.G. Ouellette
President and Chief Executive Officer, Private Client Group

	2007	2006	2005

Cash

Salary	$500,000	$500,000	$500,000

Bonus	1,620,000	1,900,000	1,900,000

Total cash	$2,120,000	$2,400,000	$2,400,000

Equity

Mid-term (a)	$650,000	$750,000	$750,000

Stock options (c)	950,000	850,000	850,000

Total equity	$1,600,000	$1,600,000	$1,600,000

Total direct compensation	$3,720,000	$4,000,000	$4,000,000

Pension service and compensation cost (d)	$428,800	$243,700	$359,400

Other compensation (e,f)	$324,715	$321,968	$276,700

Total	$4,473,515	$4,565,668	$4,636,100

T.E. Flynn
Executive Vice-President Finance and Treasurer
and Acting Chief Financial Officer

	2007	2006	2005

Cash

Salary	$326,667	$308,750	$200,000

Bonus	440,000	390,000	550,000

Total cash	$766,667	$698,750	$750,000

Equity

Mid-term (a,b)	$652,000	$445,000	$375,000

Stock options (c)	575,000	450,000	375,000

Total equity	$1,227,000	$895,000	$750,000

Total direct compensation	$1,993,667	$1,593,750	$1,500,000

Pension service and compensation cost (d)	$110,200	$98,300	$73,500

Other compensation (e,f)	$61,692	$50,130	$37,807

Total	$2,165,559	$1,742,180	$1,611,307

E.M. Costello
Chief Executive Officer, Harris Bankcorp, Inc.

(US$)	2007	2006	2005

Cash

Salary	$375,000	$281,250	$250,000

Bonus	650,000	1,360,000	1,240,000

Total cash	$1,025,000	$1,641,250	$1,490,000

Equity

Mid-term (a,b)	$695,000	$1,218,700	$1,225,000

Stock options (c)	915,000	168,700	125,000

Total equity	$1,610,000	$1,387,400	$1,350,000

Total direct compensation	$2,635,000	$3,028,650	$2,840,000

Pension service and compensation cost (d)	$259,300	$41,100	$143,200

Other compensation (e,f)	$187,206	$192,350	$174,743

Total	$3,081,506	$3,262,100	$3,157,943

F.J. Techar
President and Chief Executive Officer
Personal and Commercial Banking Canada

(US$)	2007	2006	2005

Cash

Salary	$500,000	$457,215	$400,000

Bonus	760,000	900,000	650,000

Total cash	$1,260,000	$1,357,215	$1,050,000

Equity

Mid-term (a)	$750,000	$1,925,000	$425,000

Stock options (c)	1,250,000	1,050,000	725,000

Total equity	$2,000,000	$2,975,000	$1,150,000

Total direct compensation	$3,260,000	$4,332,215	$2,200,000

Pension service and compensation cost (d)	$63,100	$682,800	$112,000

Other compensation (e,f)	$582,587	$520,433	$116,339

Total	$3,905,687	$5,535,448	$2,428,339

Bank of Montreal Proxy Circular     39

Executive Compensation (continued)
   Notes
(a)	Amounts shown are Performance Share Units (PSUs) granted under the Bank’s Executive Mid-Term Incentive Plans (Bank MTIP) and represent the value of PSUs granted in December of each year. For further details refer to section 2.1 Executive Mid-Term Incentive Plans on page 28. For Mr. Techar the amount shown for 2006 includes Units (RSU Plan) granted on September 22, 2006. These Units vest and are paid out in one lump sum three years from the grant date.
(b)	Amounts shown include PSUs granted under Bank MTIP (described above) and Restricted Share Units (RSUs) granted under the BMO Capital Markets Mid-Term Incentive Plan (BMO CM MTIP) and represent the total value of PSUs and RSUs granted in December of each year. For further details on the BMO CM MTIP refer to section 2.2 Mid-Term Incentive Plans for BMO Capital Markets beginning on page 28.
(c)	These amounts represent the compensation value of the number of options granted as reported in the Summary Compensation Table on page 33. This compensation value is based on a methodology which considers, among other things, the full 10-year term of the option. For further details refer to section 3.1 Stock Option Plan on page 29.
(d)	Annual pension service and compensation cost is the value of the projected pension expense for the year of service credited and any other compensation-related costs, including the impact of differences between the actual compensation paid in the year and the actuarial assumptions used for the year. For further details refer to the Supplemental Pension Disclosure section on pages 37 and 38.
(e)	Other compensation is detailed in footnote (j) to the Summary Compensation Table on page 35.
(f)	Perquisites and benefits are not included as the aggregate value for each NEO in any of the three years is less than $50,000 and 10% of the NEO’s total salary and bonus, with the exception of Mr. Techar.
Equity Compensation Plan Information
The Bank’s Stock Option Plan and Non-Officer Director Stock Option Plan are the only compensation plans under which equity securities of the Bank have been authorized for issuance. The Stock Option Plan was first approved by shareholders in 1995. At the Bank’s annual meeting on March 1, 2007, shareholders approved amendments to (i) increase the maximum number of Common Shares issuable upon the exercise of options under the Stock Option Plan; (ii) revise the amendment provisions of the Stock Option Plan to specify which amendments require shareholder approval; (iii) provide that where an option expiry date falls within one of the Bank’s blackout periods during which employees are restricted from trading in the Bank’s Common Shares, the expiry date will be the later of such expiry date or the fifth business day following the expiry of the blackout period; and (iv) enable part-time employees of the Bank and its affiliates to participate in the Stock Option Plan. There have been no subsequent amendments to the Stock Option Plan.
     While there are options outstanding under the Non-Officer Director Stock Option Plan, which was approved by shareholders at the Bank’s annual meeting held on February 25, 2002, shareholders passed a resolution at the annual meeting held on February 24, 2004 to discontinue the granting of options to directors under this Plan effective November 1, 2003, as described in the section Non-Officer Director Stock Option Plan on page 41.
     The following table provides information as at October 31, 2007 regarding the Common Shares issuable upon the exercise of options outstanding under the Stock Option Plan and the Non-Officer Director Stock Option Plan, as well as the number of Common Shares remaining available for issuance under the Stock Option Plan. As options can no longer be issued to directors under the Non-Officer Director Stock Option Plan, the table does not include Common Shares remaining available for issuance under that Plan.
Stock Option Plan

Number of securities
	Number of		remaining available
	securities to be		for future issuance
	issued upon	Weighted-average	under equity
	exercise of	exercise price of	compensation
	outstanding	outstanding	plans (excluding
	options, warrants	options, warrants	securities reflected
Plan category	and rights (a)	and rights	in column (a))

Equity compen- sation plans approved by security holders	20,656,713	$41.55	3,863,301

Equity compen- sation plans not approved by security holders	Nil	Nil	Nil

Total	20,656,713	$41.55	3,863,301

Options may be granted under the Stock Option Plan to such employees of the Bank and its affiliates as the Committee may from time to time determine. A maximum of 62,200,000 of the Bank’s Common Shares, representing 12.5% of the Bank’s Common Shares issued and outstanding as at January 3, 2008, may be issued under the Plan. As at January 3, 2008, there were 21,541,187 Common Shares, representing 4.3% of the Bank’s issued and outstanding Common Shares, to be issued upon the exercise of outstanding options under the Plan, and 2,542,383 Common Shares, representing 0.51% of the Bank’s issued and outstanding Common Shares, remaining available for issuance under the Plan. Under the terms of the Plan, the maximum number of Common Shares reserved for issuance under options to any one participant cannot exceed 5% of the Bank’s Common Shares then issued and outstanding. In addition, the maximum number of Common Shares reserved for issuance at any time cannot exceed 10% of the Bank’s issued and outstanding Common Shares.
     In addition, the Committee has established a guideline that is intended to limit the total number of options available for issue, plus all options outstanding that have not yet been exercised, to 7.5% or less of the total number of the Bank’s issued and outstanding Common Shares. There are no restrictions on the number of options that may be granted to insiders under the Plan, subject to the foregoing limitations.
     Options are granted under the Plan with a 10-year expiry date and with a strike price equal to the closing price of the Bank’s Common Shares on the trading day immediately preceding the date of grant. Options cannot be transferred or assigned by a participant under the Plan, other than by will or pursuant to the laws of succession.

40     Bank of Montreal Proxy Circular

     Stock Appreciation Rights (SARs) may also be granted under the Plan in cases where it would be impractical or disadvantageous to grant options to executives. SARs are granted on the same terms as options and, upon exercise, a holder will receive in lieu of a Common Share of the Bank, a cash payment for each SAR equal to the amount by which the weighted-average trading price of a Common Share of the Bank on the TSX for the five trading days immediately preceding the date of exercise exceeds the SAR exercise price. SARs also may be granted concurrently with options such that the participant may exercise, in his or her discretion, the option or the concurrent SAR (but not both); the exercise of the one results in the cancellation of a corresponding number of the other.
     A description of the vesting of options granted under the Plan and the price thresholds for the Bank’s Common Shares that must be met before an option can be exercised are set out in the section Stock Option Plan on page 29. The Plan provides the Committee discretion, in connection with the retirement of an option holder, to determine whether the 100% price-conditioned options that were issued to the option holder within the three years preceding retirement should be converted to 50% price-conditioned options. Currently only Senior Executives have 100% price-conditioned options.
     Under the terms of the Plan, options expire on the earlier of (i) the fifth anniversary of the date of a participant’s retirement, (ii) the third anniversary of the date of termination of full-time employment due to disability or death, and (iii) the 10-year anniversary of the date of grant. Options are forfeited if a participant resigns or is terminated for cause. In the event a participant is terminated without cause, the participant may exercise outstanding exercisable options within 90 days of termination, after which date all outstanding options are forfeited.
     The Board of Directors of the Bank or the Human Resources and Management Compensation Committee, may amend, modify or terminate the Stock Option Plan at any time provided, however, that any such amendment or modification shall not decrease the entitlements of a participant which have accrued prior to the date of such amendment or termination, as the case may be, and further provided that shareholder approval is required for any amendment or modification that (i) increases the number of Common Shares reserved for issuance under the Stock Option Plan, (ii) reduces the exercise price of an option (for this purpose, a cancellation or termination of an option of a Stock Option Plan participant prior to its expiry date for the purpose of re-issuing options to the same Stock Option Plan participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option), (iii) extends the term of an option beyond the expiry date (except where an expiry date would have fallen within a blackout period of the Bank), (iv) extends eligibility to participate in the Stock Option Plan to non-Employee directors, (v) permits options or Stock Appreciation Rights to be transferred other than for normal estate settlement purposes, (vi) extends the expiry date of an option beyond ten years from its grant date (except where an expiry date would have fallen within a blackout period of the Bank), or (vii) permits awards, other than options and stock appreciation rights, to be made under the Stock Option Plan.
     Amendments to the Stock Option Plan which may be made without shareholder approval include amendments of a “housekeeping” nature, the additional covenants of the Bank for the protection of participants, adjustments to outstanding options in the event of certain corporate transactions, the addition of provisions requiring forfeiture of options in certain circumstances, specifying practices with respect to applicable tax withholdings, a change to the vesting provisions of an option and a change to the termination provisions of an option which does not entail an extension of the term of the option beyond its original expiry date.
     Executives may open a BMO InvestorLine (BI) account to facilitate the exercise of their options. When the option is exercised, the account is debited for the amount of the strike price and, to the extent that the amount debited exceeds available funds in the account, the executive is charged interest at the same rate charged to customers for purchases of securities on margin. Where the executive has elected to sell all or some of the Common Shares issued upon the exercise of the options, a portion of the sale proceeds is retained by BI to cover the strike price, applicable commissions and taxes and debit interest. Where the executive has elected to hold the Common Shares issued upon the exercise of the options, payment of the strike price, applicable commissions and taxes and debit interest must be made by the executive.
Non-Officer Director Stock Option Plan
Options to purchase a total of 147,000 Common Shares, representing 0.03% of the Bank’s issued and outstanding Common Shares as at October 31, 2007, were granted under the Non-Officer Director Stock Option Plan. Such options have a 10-year expiry date and a strike price equal to the closing price of the Bank’s Common Shares on the trading day immediately preceding the date of grant. As noted on page 16, no more options may be granted under this Plan.
     Options vest 25% per year over four years from the date of grant. Except for directors who have reached 62 years of age at the time of the grant, one half of the options granted to each director cannot be exercised unless the price of the Bank’s Common Shares has increased by 50% since the date of grant. If such price threshold is not met, the options expire worthless. Options under the Non-Officer Director Stock Option Plan cannot be transferred or assigned by a participant under the plan, other than by will or pursuant to the laws of succession.
     Under the terms of the Non-Officer Director Stock Option Plan, options expire on the earlier of (i) the fifth anniversary of the participant ceasing to be a director, (ii) the third anniversary of the participant ceasing to be a director due to death or disability, and (iii) the expiry of the option.
     The Board of Directors of the Bank, subject to any regulatory or required shareholder approval, has the power under the Plan to amend or terminate the Plan at any time, provided, however, that any such amendment or termination shall not decrease the entitlements of a participant which have accrued prior to the date of such amendment or termination.

Bank of Montreal Proxy Circular     41

Indebtedness of Directors and Executive Officers

To the knowledge of the Bank, as at January 3, 2008, there was no outstanding indebtedness to the Bank or its subsidiaries incurred by directors, executive officers or employees, or former directors, executive officers or employees of the Bank and its subsidiaries in connection with the purchase of securities of the Bank or its subsidiaries, and there was no outstanding indebtedness incurred by any of such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the Bank or its subsidiaries. In addition, the Bank does not grant personal loans to its directors and executive officers, as such terms are defined under the United States Sarbanes-Oxley Act of 2002, except in accordance with that Act.
Aggregate Indebtedness
The following table sets out the aggregate indebtedness outstanding as at January 3, 2008 to the Bank or its subsidiaries incurred by directors, executive officers and employees, and former directors, executive officers and employees of the Bank and its subsidiaries, excluding routine indebtedness as such term is defined under Canadian securities laws.

Purpose	To the Bank or its subsidiaries ($)

Other	350,289,469

Indebtedness of Directors and Executive Officers
The following table sets out the indebtedness outstanding as at January 3, 2008 to the Bank or its subsidiaries incurred by directors and executive officers of the Bank, excluding routine indebtedness.

Largest amount outstanding
Name and	Involvement of	during fiscal year ended	Amount outstanding as at
principal position	Bank or subsidiary	October 31, 2007 ($)	January 3, 2008 ($)

Y.J.P. Bourdeau (1)	Bank/Lender	US 93,090	US 33,504
Chief Executive Officer and Head
Investment Banking Group
BMO Capital Markets

E.M. Costello (1)	Bank/Lender	US 121,127	US 49,628
Chief Executive Officer
Harris Bankcorp, Inc.

     Notes
(1)	Mr. Bourdeau’s and Ms. Costello’s indebtedness represented loans to finance a portion of their participation in a fund which makes private equity investments on the same basis as the Bank and its affiliates. The loans mature on the earlier of April 29, 2011 or the liquidation of the fund, and are secured by Mr. Bourdeau’s and Ms. Costello’s respective interest in the fund. A portion of each loan has limited recourse. Interest on the loans accrues at the U.S. long-term applicable federal interest rate in effect when the loans are made. These loans are on the same terms as loans made available to certain other employees of the Bank and its affiliates who participate in the fund.

Performance Graph

The following chart compares the total cumulative shareholder return on $100 invested in Common Shares of the Bank on October 31, 2002 with the cumulative total returns of two Toronto Stock Exchange indices for the five most recently completed financial years.
Notes
Dividends paid on Common Shares of the Bank are assumed to be reinvested at the closing share price on the dividend payment date. The S&P/TSX indices are total return indices which include reinvested dividends.

42     Bank of Montreal Proxy Circular

Directors’ and Officers’ Insurance
The Bank has purchased, at its expense, a Directors’ and Officers’ Liability Insurance Policy that provides protection for individual directors and officers of Bank of Montreal and its subsidiaries solely while acting in their capacity as such. The Insurance Policy provides for a limit of $300 million per claim and in the aggregate. The policy is in effect until October 31, 2008 and has no deductible.
     In addition, the Bank has purchased a separate Directors’ and Officers’ Liability Insurance Policy which provides for payments on behalf of the Bank when the law permits or requires the Bank to provide an indemnity to a director or an officer. This policy has a net limit of $150 million for each claim and in the aggregate and is subject to a $50 million deductible for the Bank. This policy is in effect until October 31, 2008.
     Premiums paid by the Bank for both of these policies are approximately $2.9 million per annum.

Additional Information

Financial information about the Bank is contained in its comparative financial statements and Management’s Discussion and Analysis for the fiscal year ended October 31, 2007. Additional information about the Bank is available on the Bank’s web site at www.bmo.com, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the U.S. Securities and Exchange Commission web site at www.sec.gov/edgar.
     If you would like to obtain, at no cost to you, a copy of any of the following documents:
(a)	the latest Annual Information Form of the Bank together with any document, or the pertinent pages of any document, incorporated by reference therein;

(b)	the comparative financial statements of the Bank for the fiscal year ended October 31, 2007 together with the accompanying report of the auditors thereon and any interim financial statements of the Bank for periods subsequent to October 31, 2007 and Management’s Discussion and Analysis with respect thereto; and

(c)	this Proxy Circular,
please send your request to:
     Bank of Montreal
     Corporate Secretary’s Department
     19th Floor, 1 First Canadian Place
     Toronto, Ontario M5X 1A1
     Fax: (416) 867-6793 Telephone: (416) 867-6785
     E-mail: corp.secretary@bmo.com

Contacting the Board of Directors
Shareholders, employees and other interested parties may communicate directly with the Board of Directors through the Chairman of the Board by writing to:
     Chairman of the Board of Directors
     BMO Financial Group
     P.O. Box 1, First Canadian Place
     100 King Street West
     Toronto, Ontario M5X 1A1

Directors’ Approval
The Board of Directors of the Bank has approved the contents and the sending of this Proxy Circular to the shareholders.

/s/ Blair F. Morrison
Blair F. Morrison
Vice-President and Corporate Secretary
January 15, 2008

Bank of Montreal Proxy Circular     43

Schedule 1 – Statement of Corporate Governance Practices
At BMO Financial Group, we aspire to uphold high standards of corporate governance which reflect not only applicable legal and regulatory requirements but also emerging best practices. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), our corporate governance practices meet, and in some cases exceed, applicable rules adopted by the Canadian Securities Administrators (“CSA”) and applicable rules of the U.S. Securities and Exchange Commission (“SEC”), and provisions of the Sarbanes-Oxley Act of 2002. In addition, although we are not required to comply with a number of the NYSE corporate governance listing standards as a non-U.S. company, our governance practices are in compliance with the NYSE standards in all significant respects except for one, which is described below under the heading “Compliance with NYSE Standards”.

We continue to monitor regulatory changes and best practices in corporate governance and will consider amendments to our governance practices as appropriate. Throughout the schedule, references to documents and information available on our web site can be found at www.bmo.com/investorrelations. In addition, any information located on the web site is also available in print to any shareholder upon request to the Corporate Secretary’s Department at the address set out on page 43 of this Proxy Circular.
Board of Directors
Director Independence
“All directors, with the exception of William Downe, standing for election to the Board on March 4, 2008 are ‘independent’ within the meaning of the relevant CSA rules and U.S. laws and standards and are ‘unaffiliated’ under the Bank Act.”
The Board has adopted categorical standards for determining whether a director is “independent” within the meaning of the CSA rules and NYSE standards, and whether each member of the Audit Committee meets the applicable Canadian and U.S. independence criteria for membership on public company audit committees. In summary, a director is “independent” under the Bank’s standards if the Board determines that the director has no material relationship with the Bank or any of its affiliates or the Shareholders’ Auditor, either directly or indirectly, or as a partner, shareholder or officer of an entity that has a relationship with the Bank. In addition, certain relationships deem a director not to be “independent”. The Bank’s Director Independence Standards can be found on our web site.
     The Governance and Nominating Committee and the Board of Directors participate in the determination of director independence and Bank affiliation. The determinations are based on information concerning the personal, business and other relationships and dealings between the directors and the Bank, its affiliates and Shareholders’ Auditors, collected through biographical material, reports and questionnaires completed by the directors. The determinations also take into account information derived from Bank records and reports, and information about entities with which the directors are involved. The Board examines the materiality of these relationships not only from the Bank’s standpoint, but also from that of the persons or organizations with which the director has a relationship.
     The Board has determined that all directors standing for election to the Board on March 4, 2008 are “independent” within the meaning of the relevant CSA rules and U.S. laws and standards and are “unaffiliated” under the Bank Act, with the exception of William Downe, who is currently the President and Chief Executive Officer of the Bank. The Board has also determined that all members of the Audit Committee meet the additional Canadian and U.S. independence requirements for membership on public company audit committees. The Bank has lending or banking arrangements with some of the directors and with certain entities in respect of which one or another of the directors is an officer or has an interest. In making the director independence determinations, these arrangements were considered but deemed not to be material as they are within the parameters and limits for materiality set forth in the Director Independence Standards adopted by the Board.
     Additional information relating to each director standing for nomination, including other public company boards on which they serve, the value of their equity holdings in the Bank, and their attendance record for all Board and Committee meetings during fiscal 2007 can be found on pages 6 through 17 of this Proxy Circular.
Independent Chair
“The Chairman of the Board allows the Board to operate independently of management and provides directors with an independent leadership contact.”
The roles of Chairman of the Board and Chief Executive Officer are separate at the Bank. Mr. Galloway, an independent member of the Board, was appointed Chairman effective May 1, 2004. Mr. Galloway is not currently nor has he ever acted as chairman of the board of any other public company.
     The Chairman of the Board ensures that the Board operates independently of management and that directors have an independent leadership contact. He manages the affairs of the Board, with a view to ensuring that the Board functions effectively and meets its obligations and responsibilities, and leads the Board in the execution of its responsibilities to shareholders. At every regularly scheduled Board meeting, the Chairman presides over a session of the “independent” directors at which “non-independent” directors and members of management are not present. In addition, the Chairman presides at any other sessions of the “independent” directors at which “non-independent” directors and members of management are not present. Topics discussed at these sessions include, but are not limited to, succession planning and strategy. It is also the practice of each Board Committee to meet without management present during the course of each of its meetings. Information to be conveyed and actions undertaken as a result of the sessions are communicated to relevant parties, as appropriate.
Board Size
“The current membership and size of the Board provides the necessary breadth and diversity of experience, is generally of a size to provide for effective decision-making and staffing of Board committees, and addresses succession planning requirements.”
The matter of Board size is considered formally on an annual basis by the Board and on an ongoing basis by its Governance and Nominating Committee. The Board is of the view that its current membership has the necessary breadth and diversity of experience, is generally of a size

44     Bank of Montreal Proxy Circular

to provide for effective decision-making and staffing of Board committees, and addresses succession planning requirements. At the Annual Meeting of Shareholders on March 4, 2008, 17 directors will stand for election.
Board Tenure
Bank policies stipulate that a director shall not stand for re-election at the first annual meeting after reaching the age of 70.
Board Mandate
“The Board Mandate sets out the responsibilities to be discharged by the Board as well as the personal and professional attributes and the duties and responsibilities required of each director.”
The Board, either directly or through its Committees, is responsible for the supervision of management of the business and affairs of the Bank with the objective of enhancing shareholder value.
     The Board Mandate, the text of which can be found on page 50 of this Proxy Circular, sets out the responsibilities to be discharged by the Board as well as the personal and professional attributes and the duties and responsibilities required of each director.
     The Board’s Approval/Oversight Guidelines precisely define the roles and responsibilities of the Board and management and explicitly delineate the lines of accountability that exist within the Bank. The Guidelines set out those matters requiring Board approval and those of which the Board must be advised following action by management. The Board Mandate, combined with the Approval/Oversight Guidelines, provides directors and management with an outline of each other’s duties and responsibilities.
Position Descriptions
“The Board has adopted position descriptions for the Chairman of the Board and the Committee Chairs, which are available at www.bmo.com/investorrelations.”
As described above, the Board Mandate and the Approval/Oversight Guidelines define the roles and responsibilities of the Board and management. In addition, the Board has adopted position descriptions for the Chairman of the Board and the Committee Chairs, all of which are available on our web site. These descriptions set out the responsibilities and duties of the Board and Committee Chairs in guiding the Board and the Committees, respectively, in the fulfillment of their duties.
     The position description for the President and Chief Executive Officer is developed with input from the President and Chief Executive Officer, and is approved by the Human Resources and Management Compensation Committee.
     The description provides that the President and Chief Executive Officer is responsible for defining, communicating and implementing the strategic direction, goals and core values of the Bank with a view to maximizing shareholder value. It also provides that the President and Chief Executive Officer is accountable to the Board for: formulating and executing business strategies; overseeing the Bank’s corporate governance structure and framework; building and maintaining a network of strategic relationships with business leaders, governmental officials and investors; developing and implementing a human resource strategy which develops leadership capabilities; and creating an organizational structure and culture that optimize and sustain high levels of performance.
     In addition, the Human Resources and Management Compensation Committee, with the assistance of the Chairman, reviews and approves corporate goals and objectives that the President and Chief Executive Officer is responsible for meeting each year. The Committee, with the assistance of the Chairman, also conducts an annual assessment of the President and Chief Executive Officer’s performance in relation to those objectives and reports the results of the assessment to the Board.
Orientation and Continuing Education
“One-on-one meetings are arranged with the heads of each of the Bank’s principal business groups to enable the new director to learn about the various functions and activities of the Bank.”
The Governance and Nominating Committee is responsible for the orientation and education of directors. New directors are provided with a Directors’ Handbook containing:
•	details of the Bank’s organizational structure;
•	the structure of the Board and its committees;
•	relevant position descriptions;
•	the Board’s Approval/Oversight Guidelines;
•	compliance requirements for directors;
•	corporate policies;
•	the Bank’s by-laws;
•	recent annual and quarterly financial reports (including Management’s Discussion and Analysis and the Annual Information Form);
•	a glossary of commonly used acronyms; and
•	agendas and minutes for Board and Committee meetings for the preceding 12 months.
One-on-one meetings are arranged with the heads of each of the Bank’s principal business groups to enable the new director to learn about the various functions and activities of the Bank. Prior to agreeing to join the Board, new directors are given a clear indication of the workload and time commitment required. Directors are expected to attend all Board and Committee meetings in person, although attendance by telephone is permissible in appropriate circumstances. Directors are also expected to prepare thoroughly in advance of each meeting in order to actively participate in the deliberations and decisions. A director who fails to attend at least 75% of the aggregate of all meetings of the Board and those committees of which he/she is a member must tender his/her resignation immediately following the end of the fiscal year for consideration by the Board.
     On an ongoing basis, as part of regular Board meetings, directors receive presentations on various aspects of the Bank’s operations. In 2007, the Board and its Committees also received educational information and/or materials on a variety of matters and topics, such as:
•	new and pending changes in accounting standards;
•	anti-money laundering and anti-terrorist financing requirements;
•	corporate governance trends and current issues;
•	the competitive landscape for talent;
•	executive compensation trends and issues;
•	Basel II Accord requirements; and
•	economic outlooks for Canada and the United States.
Educational reading materials on economic matters and other topics relevant to the financial industry are included from time to time in the materials provided to directors in advance of the meetings. Suggested reading items are also identified by the Chairman of the Board, the Committee Chairs and the President and Chief Executive Officer. In fiscal 2007, directors were provided with reading materials on such matters as:
•	corporate governance;
•	management, leadership and strategy;
•	the North American economic outlook; and
•	Chinese-Canadian matters.
Directors identify their additional continuing education needs through a variety of means, including discussions with management and at Board and Committee meetings. In an effort to provide directors with a more complete understanding of the issues facing the Bank, directors are encouraged to attend at least two meetings of Board Committees of which they are not a member. Directors are also provided with the minutes of all Committee meetings, irrespective of whether they are a member of the Committee.

Bank of Montreal Proxy Circular     45

Schedule 1 – Statement of Corporate Governance Practices (continued)
Ethical Business Conduct
“The Board believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct.”
The Board has adopted FirstPrinciples, our comprehensive code of business conduct and ethics, which provides a framework for directors, officers and employees on the conduct and ethical decision-making integral to their work. The Board, through its Audit Committee, reviews the operation of FirstPrinciples and any waivers thereof. In addition, the Board has adopted a code of ethics for the President and Chief Executive Officer and senior financial officers. The Audit Committee is responsible for monitoring compliance with this code of ethics and any waivers or amendments thereof. Since inception, no waiver from the code or FirstPrinciples has been granted. These codes are available on our web site. On an annual basis, FirstPrinciples is reviewed by the Bank’s legal and compliance departments to ensure that it complies with all legal requirements and is in alignment with best practices. In the event that amendments are needed, recommendations are made to the Audit Committee and the Board for approval. Each year, every director, officer and employee must sign an acknowledgement that they have read, understood and complied with FirstPrinciples. There is an online learning program for new employees and online testing for all employees on FirstPrinciples.
     The Board, through its Audit Committee, has also adopted whistleblower procedures which allow officers and employees who feel that a violation of FirstPrinciples has occurred to report this violation on a confidential and anonymous basis. The procedures allow concerns regarding accounting, internal accounting controls or auditing matters to be reported on a confidential and anonymous basis, as well. Concerns may be raised by e-mail or telephone through the Ombudsman or Human Resources Centre, or directly to the Chairman of the Board. Once received, concerns are forwarded to the General Counsel or to Corporate Audit in the case of issues involving the Chief Executive Officer, the Chief Financial and Administrative Officer, Finance Executives or the General Counsel. The General Counsel or the Corporate Audit, as applicable, then makes a determination as to which Committee of the Board is the most appropriate forum for the concern in accordance with an established framework. The General Counsel reports to the Board quarterly regarding concerns received through the whistleblower procedures. The Chair of the Audit Committee is always notified of concerns relating to accounting, internal accounting controls or auditing matters and determines the appropriate investigation to be completed and any action to be taken at the conclusion of the investigation. In the case of concerns not relating to accounting, internal accounting controls or auditing matters, the Ombudsman determines the appropriate review and actions to be taken.
     The Board believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness foster a culture of ethical conduct within the Bank.
     The Board believes that its effectiveness is furthered when directors exercise independent judgment in considering transactions and agreements. As such, if at any Board meeting a director or executive officer has a material interest in a matter being considered, such director or officer would not be present for discussions relating to the matter and would not participate in any vote on the matter. There is a protocol to identify director conflicts of interest. Directors are notified in advance of proposed material transactions to be considered at upcoming meetings and are asked to advise the Corporate Secretary’s Department of any direct or indirect interests or actual or potential conflicts of interest. Where such interests or conflicts are identified, the director neither receives materials on the matter in question nor participates in any related discussion or decision-making.
Nomination of Directors
“The competencies and skills the Board, as a whole, should possess, the skill sets of current Board members and any additional skill sets deemed to be beneficial are considered, assessed and identified in light of the opportunities and risks facing the Bank when candidates for director positions are considered.”
The Governance and Nominating Committee, composed entirely of “independent” directors, is responsible for identifying and recommending to the Board suitable director candidates. In undertaking this responsibility, the committee adheres to its Selection, Approval, Renewal and Succession of Directors process. As part of the process, the Committee considers the competencies and skills the Board, as a whole, should possess, assesses the skill sets of current Board members and identifies any additional skill sets deemed to be beneficial when considering Board candidates in light of the opportunities and risks facing the Bank. The resulting skills matrix is used in determining whether new directors should be added to the Board. The Committee maintains an “evergreen” list of potential director candidates for its future consideration and may engage outside advisors to assist in identifying qualified candidates. Potential candidates on the evergreen list are screened for the following attributes:
•	integrity and accountability;
•	proven judgment;
•	financial literacy;
•	appropriate knowledge and background;
•	sufficient time and resources;
•	communication skills; and
•	the ability to work effectively as a team member.
The Committee also considers the positions held with other organizations and the other business and personal commitments of prospective director candidates to determine whether they would be able to fulfill their duties as Board members.
     The Board requires that directors tender their resignation for consideration by the Governance and Nominating Committee in the following circumstances:
•	change in principal occupation or other circumstances;
•	after reaching the age of 70;
•	failure to receive a majority of votes for election at a shareholder meeting; and
•	failure to meet the annual 75% meeting attendance requirement.
Majority Voting for Election of Directors
The Board has adopted a policy regarding majority voting for the election of directors. The policy is described on page 5 of this Proxy Circular.
Compensation
“A non-management director must hold the equivalent of six times his/her annual retainer in either Common Shares or Deferred Share Units.”
The Governance and Nominating Committee of the Board annually reviews directors’ compensation to ensure it is competitive and consistent with the responsibilities and risks involved in being an effective director. Details of directors’ compensation are disclosed on pages 15 and 16 of this Proxy Circular. The maximum aggregate annual remuneration payable to all directors for their services as directors is set out in the Bank’s by-laws. Any increase to this total amount requires shareholder approval. Effective in fiscal 2004, the granting of options under the Non-Officer Director Stock Option Plan was discontinued.

46     Bank of Montreal Proxy Circular

     The Board continues to require each non-management director to hold the equivalent of six times his/her annual retainer in either Common Shares or Deferred Share Units, and until a director achieves this threshold he or she is required to take all remuneration in the form of Common Shares or Deferred Share Units. As at January 3, 2008, all non-management directors were in compliance with these shareholding requirements with the exception of Mr. Cope and Dr. Piper. Current holdings by the directors of Bank Common Shares and Deferred Share Units are shown as part of directors’ biographies on pages 6 through 14 of this Proxy Circular.
     The Human Resources and Management Compensation Committee, composed entirely of “independent” directors, is responsible for annually reviewing and approving the compensation for senior executives and making recommendations to the independent members of the Board, for approval, in respect of the compensation for the President and Chief Executive Officer. Details of executive compensation are disclosed on pages 33 through 41 of this Proxy Circular, and the Report on Executive Compensation is found on pages 24 through 32 of this Proxy Circular.
     The Human Resources and Management Compensation Committee has the authority to retain consulting firms to assist in carrying out the Committee’s responsibilities, including determining the compensation of the President and Chief Executive Officer and other executives. The Committee also reviews and approves all engagements between the Committee’s advisors, legal counsel or consultants and the Bank and its subsidiaries. Information relating to consultants retained by the Committee and management of the Bank to assist in determining compensation for executives, including a brief description of the mandates for which they have been retained, can be found in the Report of the Human Resources and Management Compensation Committee on pages 22 and 23 of this Proxy Circular.
Board Committees
“The roles and responsibilities of each Committee are set out in formal written Charters, the full texts of which can be found at www.bmo.com/investorrelations.”
The Board has four Committees: Audit; Governance and Nominating; Human Resources and Management Compensation; and Risk Review. The Bank is required to have an Audit Committee and does not have an Executive Committee. The Committees are composed entirely of “independent” directors. The roles and responsibilities of each Committee are set out in formal written Charters, the full texts of which can be found on our web site. These Charters are reviewed annually to reflect best practices as well as applicable regulatory requirements.
Governance and Nominating
“The Committee is responsible for developing and maintaining governance principles, an orientation program for new directors, a director assessment process and identifying and recommending candidates for nomination to the Board.”
The Governance and Nominating Committee is responsible for developing and maintaining governance principles consistent with high standards of corporate governance. The Committee identifies and recommends candidates on the evergreen list for nomination to the Board, as described on page 46, monitors the orientation program for new directors and maintains a process for assessing the performance of the Board, its Committees and individual directors. The Governance and Nominating Committee monitors best practices for governance worldwide and annually reviews and makes recommendations to enhance the Bank’s governance practices and disclosures in order to exemplify high standards of corporate governance. The Committee also reviews shareholder proposals and recommends appropriate responses to the Board. Each year, the Committee reviews all Board Committee Charters, position descriptions and the Board Mandate to ensure that they meet all applicable regulatory requirements and best practices. In addition, the Governance and Nominating Committee coordinates requests by individual directors to engage special outside advisors at the expense of the Bank. There were no such requests to hire special outside advisors during fiscal 2007. A report on the activities of the Committee during 2007, including the names of the Chair and Committee members, is included on page 20 of this Proxy Circular.
Audit
“The Committee oversees the integrity of the Bank’s financial reporting, its internal controls, disclosure controls and procedures and internal audit function, and oversees compliance with legal and regulatory requirements, reviews and assesses the Shareholders’ Auditors, sets standards of business conduct and ethics and monitors compliance with consumer protection measures and procedures.”
The Audit Committee oversees the integrity of the Bank’s financial reporting, its internal controls (including internal control over financial reporting), disclosure controls and procedures and internal audit function, and its compliance with legal and regulatory requirements. The Committee also reviews and assesses the qualifications, independence and performance of the Shareholders’ Auditors. The Audit Committee also functions as the Bank’s conduct review committee and as such its responsibilities include setting standards of business conduct and ethics for directors, senior management and employees; overseeing procedures for complying with self-dealing provisions of the Bank Act; monitoring consumer protection measures and procedures for dealing with customer complaints; and the use and disclosure of personal customer and employee information. In addition to being “independent”, the Board has determined that each member of the Audit Committee is “financially literate”, as such term is defined under CSA and SEC rules and NYSE standards, and that each of Messrs. Chevrier and Orsino and Mme Saucier is an “Audit Committee Financial Expert” as such term is defined under SEC rules. The definitions of “financially literate” and “Audit Committee Financial Expert” adopted by the Board pursuant to these rules and standards are set forth in the Committee’s Charter, which may be found on our web site.
     At each meeting of the Audit Committee, members of the Committee meet separately (without management present) with the Chief Auditor and Shareholders’ Auditors to review specific issues.
     The Audit Committee requires management to implement and maintain appropriate internal controls. Annually the Committee reviews and approves the internal control policy and Corporate Audit mandate. The Committee meets quarterly with the Chief Auditor and management on matters of internal control. It also meets regularly with the Chief Auditor, Chief Compliance Officer, Shareholders’ Auditors, regulators and management to assess the adequacy and effectiveness of the internal control systems. The Committee also pre-approves all audit and non-audit work performed by the Shareholders’ Auditors.
     Additional information relating to the composition of the Audit Committee, the Committee Charter, and the relevant education and experience of its members is set out under the heading “Audit Committee Information” in our Annual Information Form dated December 12, 2007. The fees paid to the Shareholders’ Auditors in the last two fiscal years, which are incorporated by reference in the Annual Information Form from our 2007 Annual Report, can also be found on page 5 of this Proxy Circular. A report on the activities of the Committee during 2007, including the names of the Chair and Committee members, is included on pages 18 and 19 of this Proxy Circular.

Bank of Montreal Proxy Circular     47

Schedule 1 – Statement of Corporate Governance Practices (continued)
Human Resources and Management Compensation
“The Committee assists the Board in ensuring that human resources strategies support the Bank’s objectives and sustain shareholder value.”
The Human Resources and Management Compensation Committee is responsible for assisting the Board in ensuring that human resources strategies support the Bank’s objectives and sustain shareholder value. Each year the Committee reviews and assesses the performance of the President and Chief Executive Officer and prepares the Report on Executive Compensation found on pages 24 through 32 of this Proxy Circular. In addition to its role in determining executive compensation described above, the Committee annually reviews succession planning for the President and Chief Executive Officer, including planning in the event of an emergency or retirement. The Bank’s succession planning process involves: identifying critical senior leadership roles; assessing the capabilities of our executive officers; developing succession plans for all executive officer roles; and developing a leadership “pipeline” comprised of the Bank’s most talented individuals. Each year the President and Chief Executive Officer reviews the executive and senior management talent pools with the Human Resources and Management Compensation Committee. This review includes potential successors for the Chief Executive Officer and other senior executive roles.
     The Committee also annually reviews succession planning for senior management, including development and monitoring of senior management, and makes recommendations to the Board on succession planning. The Board appoints all members of senior management and annually reviews the succession plans for these positions. All members of the Committee are expected to have, or acquire within a reasonable period of time following their appointment, a thorough understanding of human resources and compensation issues. A report on the activities of the Committee during 2007, including the names of the Chair and Committee members, is included on pages 22 and 23 of this Proxy Circular.
Risk Review
“The Committee considers risk issues in the broad context of the Bank’s enterprise-wide strategic management framework.”
The Board, through its Risk Review Committee, considers risk issues in the broad context of the Bank’s enterprise-wide strategic management framework. The Risk Review Committee approves corporate policies and risk limits that address the management of the risk and return associated with credit, market, liquidity, operational and business risk, and such other risk management controls as are considered by the Committee to be appropriate for prudent business practice. The Committee makes recommendations to the Board as to the exposure limits and risk-taking authority to be delegated by the Board to the President and Chief Executive Officer. It also reviews the methods and procedures established by management for control of key risks. A report on the activities of the Committee during 2007, including the names of the Chair and Committee members, is included on page 21 of this Proxy Circular.
Assessment of Directors and Board Committee Effectiveness
The Bank has instituted a variety of methods for assessing the effectiveness of the Board, its Committees, the Chairman, the Committee Chairs and the individual directors. The results of the assessments form the basis of recommendations to the Board on the appropriateness of the current mix of directors, improvements that can be made to Board processes and the continuing education needs of the Board.
Annual Assessment of Individual Directors
The Governance and Nominating Committee annually conducts a peer evaluation process to provide feedback to individual directors on their effectiveness. The survey results are compiled by an outside consultant to ensure confidentiality. The survey requires that every director assess the contribution of each of his or her peers in relation to the standards of performance established in the Board Mandate, which sets out the personal and professional attributes and duties and responsibilities required of each director. The Chairman then meets with each director to discuss his or her peer assessment.
Annual Assessment of the Board
The Governance and Nominating Committee also conducts an annual evaluation of the effectiveness of the Board. This evaluation includes annual one-on-one interviews with the Chairman, which cover the operation of the Board, the adequacy of information provided to directors, Board structure, agenda planning for Board meetings, strategic direction and process, and takes into account the duties and responsibilities enumerated in the Board Mandate.
Annual Assessment of Board Committees
The Governance and Nominating Committee conducts an annual evaluation of the effectiveness of the Board Committees. The evaluation process is similar to that for the Board as a whole. It covers, among other things, the operation of the Committees, the adequacy of information provided to Committee members and agenda planning for Committee meetings, and takes into account the relevant Committee Charters. A separate evaluation is conducted for each Committee of the Board.
Annual Assessment of the Chairman of the Board
The Governance and Nominating Committee also conducts an annual evaluation of the effectiveness of the Chairman which takes into account the attributes enumerated in the Chairman’s position description. The Governance and Nominating Committee reviews the results with the Board and the Chairman.
Annual Assessment of Committee Chairs
The Governance and Nominating Committee annually conducts a peer evaluation to provide feedback to Committee Chairs on their effectiveness and their contribution to their respective Committees in relation to the standards of performance established in the Committee Chair position description. The Chairman discusses the results with each Committee Chair individually.

48     Bank of Montreal Proxy Circular

Strategic Planning
“The annual strategy session enables directors to gain a fuller appreciation of planning priorities and progress being made in relation to the Bank’s strategic plans.”
The Board reviews and approves the Bank’s strategic plans. In addition to addressing key initiatives, these plans include details of the opportunities, risks, competitive position, financial projections and other key performance indicators for each of the principal business groups. An annual strategy session enables directors to gain a fuller appreciation of planning priorities and progress being made in relation to the strategic plans. It also provides an opportunity for directors to give constructive feedback to management. This year, for the first time, management provided feedback to the directors on the annual strategy session. Throughout the year, directors receive strategic updates on the progress of each of the principal business groups as part of regular Board meetings.
Communication Policy
“The Disclosure Committee is responsible for reviewing all annual and interim filings and ensuring the timely public release of material information relating to the Bank.”
The Board, through its Risk Review and Audit committees, has approved a Disclosure Policy covering the timely dissemination of all material information. The policy, which is reviewed annually, establishes consistent guidance for determining what information is material and how it should be disclosed to avoid selective disclosure and to ensure that material information is widely disseminated. The Bank also has a Disclosure Committee comprised of members of senior management and chaired by the Executive Vice-President Finance and Treasurer and Acting Chief Financial Officer. The Disclosure Committee is responsible for reviewing all annual and interim filings and ensuring the timely public release of material information relating to the Bank. The Executive Vice-President Finance and Treasurer and Acting Chief Financial Officer makes the final determination as to what information is material and must be publicly disclosed.
     To support the certifications by the President and Chief Executive Officer and Executive Vice-President Finance and Treasurer and Acting Chief Financial Officer of the Bank on the adequacy of the Bank’s financial disclosure, the Bank has a sophisticated representation process. Each quarter, and on an annual basis, over 100 of the enterprise’s most senior executives are required to make certain representations to the Bank’s Chief Accountant including that any potentially material issues that they are aware of have been escalated to the Chief Accountant in accordance with the Bank’s financial governance process. Their representations are tailored to the executive’s area of competence, which the Bank believes reinforces the importance placed on the individual’s response.
     The Bank seeks to communicate with its shareholders and other stakeholders through a variety of channels, including the annual report, proxy circular, quarterly reports, annual information form, news releases, web site and industry conferences. Shareholder feedback is received through one-on-one or group meetings with institutional shareholders, as well as through informal surveys conducted by the Bank’s Investor Relations department. Feedback from retail shareholders is generally received by e-mail or telephone. Shareholder concerns are addressed promptly by the Investor Relations or Corporate Secretary’s departments. Wherever possible, appropriate changes are made in response to these concerns. Page 43 of the Proxy Circular contains the contact details for shareholders who wish to communicate directly with the Board of Directors.
Compliance with NYSE Standards
Our governance practices differ significantly in only one respect from those required of U.S. domestic issuers under the NYSE standards. The NYSE standards require shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. The TSX rules only require shareholder approval of equity compensation plans that involve newly issued securities. In addition, the TSX rules require that equity compensation plans that do not provide for a fixed maximum number of securities to be issued must be approved by shareholders every three years. If the plan provides a procedure for its amendment, the TSX rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders, an increase in any fixed maximum number of securities to be issued under the plan, an amendment to the amendment procedure or where the plan provides that the amendment is subject to shareholder approval. At the 2007 annual meeting, shareholders approved an amendment to our Stock Option Plan to specify which amendments require shareholder approval.

Bank of Montreal Proxy Circular     49

Appendix A – Board Mandate
Purpose
The Board is responsible for the stewardship of the Bank and supervising the management of the business and affairs of the Bank.
Members
At least two-thirds of the Directors shall be resident Canadians and no more than two-thirds of the Directors shall be “affiliated” with the Bank for the purpose of the Bank Act (Canada). At least a majority of Directors shall be “independent” under the Bank’s Independence Standards as approved by the Board.
Responsibilities and Duties
The Board shall, either directly or through its Committees, be responsible for performing the duties set out in this Board Mandate and shall perform such other duties as may be necessary or appropriate in order for it to fulfill its stewardship responsibilities. In carrying out its duties the Board shall take into account the recommendations of its Committees, as applicable.
Culture of Integrity
The Board is responsible for promoting a culture of integrity at the Bank and in fulfilling this responsibility shall:
•	to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;
•	approve FirstPrinciples, the Bank’s code of business conduct and ethics; and
•	be responsible for monitoring compliance with FirstPrinciples and granting any waivers (as appropriate) from FirstPrinciples for the benefit of the Bank’s directors and executive officers.
Strategic Planning
The Board is responsible for overseeing the Bank’s strategic planning and in fulfilling this responsibility shall:
•	approve the Bank’s strategic planning process and annually approve a strategic plan which takes into account, among other things, the opportunities and risks of the Bank’s business and emerging trends and the competitive environment in the industry;
•	approve all major corporate decisions and transactions;
•	review and approve the Bank’s financial objectives, plans and actions, including significant capital allocations and expenditures and the declaration of dividends; and
•	monitor the implementation and effectiveness of the Bank’s approved strategic and operating plans.
Identification and Management of Risks
The Board is responsible for overseeing the identification and management of the principal risks of the Bank’s businesses and in fulfilling this responsibility shall:
•	identify the principal risks of the Bank’s businesses and ensure the implementation of appropriate systems to manage these risks; and

•	review the processes that ensure respect for and compliance with applicable legal and regulatory requirements.
Internal Controls
The Board is responsible for overseeing the Bank’s internal controls and in fulfilling this responsibility shall:
•	approve the Bank’s internal controls and management information systems and monitor their integrity and effectiveness; and
•	review reports provided by management on the effectiveness of internal control over financial reporting.
Succession Planning and Evaluation of Management Performance
The Board is responsible for overseeing succession planning and the evaluation of senior management and in fulfilling this responsibility shall:
•	approve the Bank’s succession planning process including the appointment, training, monitoring and development of senior management;
•	establish annual performance expectations and corporate goals and objectives for the Chief Executive Officer of the Bank and monitor progress against those expectations; and
•	appoint, and determine the compensation of, the Chief Executive Officer, and approve the appointment of all senior executive officers of the Bank.
Oversight of Communications and Public Disclosure
The Board is responsible for overseeing communication and public disclosure and in fulfilling this responsibility shall:
•	review and approve the Bank’s annual and quarterly financial statements and management discussion and analysis, financial results press releases, annual information form, proxy circular, prospectuses, and any other public disclosure document that requires Board approval;

•	approve the Bank’s disclosure policy that ensures timely and accurate disclosure to analysts, shareholders, employees and the public that meets all applicable legal and regulatory requirements and guidelines; and

•	monitor feedback received by the Bank from stakeholders.
Governance
The Board is responsible for overseeing the Bank’s corporate governance policies and practices and in fulfilling this responsibility shall:
•	appoint the Chairman of the Board;
•	conduct an annual performance evaluation of the Chairman of the Board taking into account the Chairman’s position description;
•	approve the compensation of the Chairman of the Board;
•	establish appropriate structures and procedures to allow the Board to function independently of management;
•	develop the Bank’s approach to corporate governance, including maintaining a set of corporate governance principles and guidelines that are specifically appropriate to the Bank;
•	approve selection criteria for identifying director candidates taking into account the competencies and skills the Board as a whole should possess;
•	nominate directors for election to the Board at the Annual Meeting of shareholders taking into account the competencies and skills each existing Director possesses and the selection criteria approved by the Board;
•	approve the Director Independence Standards;
•	approve the process for the orientation and continuing education of new Directors;

50     Bank of Montreal Proxy Circular

•	establish Board Committees and define their mandates to assist the Board in carrying out its duties and responsibilities;
•	undertake a regular evaluation of the Board, its Committees and individual Directors, and review the composition of the Board and its Committees with a view to the effectiveness, contribution and independence of the Board and its members;
•	consider annually the appropriate size of the Board with a view to facilitating effective decision-making;
•	develop and approve position descriptions for the Chairman of the Board, the Chair of each Committee and, together with the Chief Executive Officer, a position description for the Chief Executive Officer;
•	approve and adhere to the Bank’s Board Approval/Oversight Guidelines which set out the roles and responsibilities of Board and management; and
•	review and recommend changes to the Board Policies.
Director Expectations and Responsibilities
Each Director must act honestly and in good faith with a view to the best interests of the Bank and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and responsibilities set out below are a framework to guide Directors in their participation on the Board and Committees of the Board, thereby enabling the Board as a whole to fulfill its duties and responsibilities. Principal duties and responsibilities include:
1.	assuming, with the other Directors, the stewardship role of supervising the management of the business and affairs of the Bank;
2.	understanding BMO Financial Group’s vision, strategies and objectives;
3.	becoming knowledgeable about the Bank’s businesses, the financial services sectors in which it operates, emerging trends and issues and significant strategic initiatives within a reasonable time of joining the Board;
4.	acting in the highest ethical manner and with integrity in all personal, business and professional dealings and confirming compliance with FirstPrinciples, the Bank’s code of business conduct and ethics;
5.	understanding the Bank’s current corporate governance policies and practices, this Board Mandate, Board Policies and the Charters of Committees of the Board on which he or she serves;
6.	preparing thoroughly for each Board and Committee meeting by reviewing the materials provided and requesting, as appropriate, clarification or additional information in order to fully participate in Board deliberations, probing and, as appropriate, challenging management, making informed business judgments and exercising oversight;
7.	attending all Board and Committee meetings and actively participating in deliberations and decisions. Informing themselves of significant matters dealt with at meetings not attended;
8.	preventing personal interests from conflicting with, or appearing to conflict with, the interests of the Bank and disclosing details of any such conflicting interests should they arise;
9.	voting on all matters requiring a decision of the Board or its Committees except where a conflict of interest may exist;
10.	maintaining the confidentiality of Bank information and Board deliberations;
11.	maintaining agreed-upon level of equity investment in the Bank to ensure proper alignment with its long-term interests; and
12.	acting independently of management (for Directors who are not members of management).
Director Attributes
The Board believes that the following characteristics and traits are necessary in order for Directors to execute their duties and responsibilities. The Board expects that the Directors shall:
Integrity and Accountability
•	demonstrate high ethical standards and integrity in their personal, business and professional dealings;
•	understand the role, responsibilities, expectations and legal duties of a director;
•	be willing to be accountable for and be bound by Board decisions;
•	avoids potential or actual conflicts of interests;
Informed Judgment
•	provide wise counsel on a broad range of issues, through knowledge of business and banking and experience with local, national and international business issues;
•	be able to think strategically about complex issues;
•	proactively apply their own knowledge, experience and expertise to issues;
•	have a track record of achievement and of making good business decisions;
•	be available to prepare for and attend Board meetings;
Financial Literacy
•	demonstrate a high level of financial literacy, including the ability to read financial statements and use financial ratios and other indices to evaluate the Bank’s performance;
Communication Skills
•	be open to others’ opinions and be willing to listen;
•	take initiative to raise tough questions and encourage open discussion;
•	communicate persuasively, assertively and logically;
Teamwork
•	work effectively with others and manage conflict constructively;
Independence
•	be able to act independently of management; and
•	be willing to take a stand, even if it is contrary to prevailing opinion.

Communication with Directors
Shareholders and other stakeholders may communicate directly with Directors through the Chairman of the Board by writing to:
Chairman of the Board of Directors
BMO Financial Group
P.O. Box 1, First Canadian Place
100 King Street West
Toronto, Ontario M5X 1A1

Bank of Montreal Proxy Circular     51

Schedule 2 – Shareholder Proposals
The following twelve shareholder proposals have been submitted for consideration at the Annual Meeting of Shareholders. The Bank is legally required to include these proposals in this Proxy Circular. For the reasons discussed below, the Board of Directors and management of the Bank recommend that shareholders vote AGAINST each of the proposals.
Mouvement d’Éducation et de Défense des Actionnaires (MÉDAC), 82 Sherbrooke Street West, Montreal, Québec H2X 1X3, has submitted nine proposals. These proposals and MÉDAC’s supporting comments (translated from French into English) are set out verbatim, in italics, below:
Proposal No. 1
A 10% Increase in the Dividend Paid to Shareholders Holding their Securities for Two Years or More
It is proposed that the Bank of Montreal foster long-term retention of its shares by shareholders by implementing a 10% increase in the dividend normally paid on shares held for more than two years.
Shareholder’s Explanation:
Market volatility in the last few years and investor focus on short-term profitability result in investors “constantly playing the market”. Adopting the MÉDAC proposal would have, in addition to acknowledging the continued support of shareholders, the beneficial effect of promoting development of a pool of shareholders pursuing longer term investment goals and supporting management, direction and compensation policies focused on the long-term success of Bank of Montreal.
     This proposal is inspired by a French act adopted on July 12, 1994 authorizing corporations to reward individual shareholders for their long-term support. Currently implemented by many large French corporations, such as Air Liquide and Lafarge, this practice provides an incentive for small shareholders to retain their shares, to develop a higher sense of ownership and to support long-term focused policies.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
This shareholder proposal is not possible under the Bank Act which governs the terms of the Bank’s common shares. The Bank Act requires that the rights of the holders of common shares be equal in all respects, including with respect to the right to receive dividends declared on those shares.
The Board recommends that shareholders vote against Proposal No. 1.
Proposal No. 2
Right to Vote Shares After a Minimum One-Year Holding Period
It is proposed that the shareholder voting rights be obtained after a minimum holding period of one year.
Shareholder’s Explanation:
This proposal is inspired by the recommendations of the Institute for Governance of Private and Public Organizations HEC-Concordia, the financing of which is partly provided by the Jarislowsky Foundation and the abovementioned universities.
The Institute puts forward the following reasons:
“The practice of granting all the privileges of corporate citizenship immediately upon purchase of a share has two negative, or at the very least, dubious, results.
Such practice gives undue influence and power to transient shareholders determined to create short-term value for themselves by all possible means, in particular, by leveraging a short-term stock position to influence the outcome in takeover situations or to provoke such situations.
This practice also results in inducing in managers a short-term perspective attuned to the expectations of these shareholders; for instance, a study by Brian Bushee concludes that “... high levels of transient ownership are associated with an overweighting of near-term expected earnings...” This finding supports the concerns that many corporate executives have about the adverse effects of an ownership base dominated by short-term focused institutional investors” (Bushee, 2004).
In another paper, Graham, Harvey, and Rajgopal (2005) report on a survey of some 400 financial executives in the U.S. They found that financial executives would forego positive NPV projects to meet short-term earnings benchmarks. They write: “In the end, our results are disturbing. The majority of CFOs admit to sacrificing long-term economic value to hit a target or to smooth short-term earnings.”
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
This shareholder proposal is not possible under the Bank Act which governs the terms of the Bank’s common shares. The Bank Act requires that the rights of the holders of common shares be equal in all respects, including with respect to the right to vote at the meetings of shareholders.
The Board recommends that shareholders vote against Proposal No. 2.
Proposal No. 3
Compensatory Premiums to Employees
It is proposed that the by-laws of Bank of Montreal provide, in the event of a merger or acquisition, that a contribution amounting to twice the premiums and compensatory benefits paid to executives and directors be made to the employees pension fund.
Shareholder’s Explanation:
The daily newspaper La Presse, in its August 15, 2007 edition, discloses that senior executives and directors of BCE will receive $170 million following the hostile bid from Teacher’s pension fund to take over the company. In the Alcan and Rio Tinto merger deal, the circular recommending the acceptance of the US$38.1 billion offer mentioned incentive premiums of $110 million for the executives of the company. If the transaction is accepted, the president will receive at least $51 million. If the president were to be fired after the Rio Tinto takeover, he would be eligible to receive an additional allowance of at least $8.1 million. His principal management colleagues of Alcan will share at least $88 million in premiums and various gains.
     The MÉDAC believes it is unfair that employees do not benefit from such a transaction. These loyal employees worked years and often decades building the company. They deserve much more than certain

52     Bank of Montreal Proxy Circular

executives who merely pass by, fill their pockets, enjoy a golden pension and other benefits that in no way compare to the quality of the services they rendered to Bank of Montreal.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
The Bank’s compensation arrangements are market-based for all levels of employees within the Bank. In the circumstances of a merger or acquisition, where employees may be subject to loss of employment, the Bank has in place arrangements which treat each employee fairly based on the circumstances applicable to that employee.
     The Bank’s directors are not provided with retirement allowances or lump sum severance payments in the event of a merger or acquisition.
     The Bank’s Canadian pension plan for employees is a defined benefit plan. This means that the retirement benefit formula to determine payments to employees is defined in advance. The Bank contributes amounts, determined on an actuarial basis, to the plan and has responsibility for ensuring that the pension benefits are adequately funded over time. This shareholder proposal would not change those benefits as the increased funding of the pension plan would not increase the benefits payable to employees.
The Board recommends that shareholders vote against Proposal No. 3.
Proposal No. 4
Parity of Women and Men on the Board of Directors
It is proposed that an equal number of women and men sit on the Bank of Montreal board of directors, three years after the adoption of this proposal.
Shareholder’s Explanation:
MÉDAC’s proposal at last year’s annual meeting suggested that women represent one-third of the board of directors three years after the adoption of such proposal. The MÉDAC increases its requirements, being convinced that an increase in the number of women within the board of directors will bring added value to its decision making process. A 2004 Catalyst Institute survey of 353 of the largest global corporations revealed that those who had more women directors had the best rates of return. Simultaneously, according to a study by the Conference Board, it is clearly demonstrated that the presence of women changes the deliberation process of a board of directors. For example, in meetings, women have different concerns, ask new questions and bring different perspectives. The subjects discussed are broader and thus reflect more accurately all aspects of good governance. Moreover, according to high-level recruiting professionals, women have special skills (for multi-tasking, ability to unify and communicate, long-term concerns), thus bringing added value to the performance of boards of directors. In Québec, by 2011, the boards of directors of 24 state-owned enterprises must include an equal number of women and men (Section 5 of the Auditor General Act).
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
As presented in the Bank’s response to a similar shareholder proposal last year, the Bank is committed to taking a leading role in diversity and gender issues. The Bank’s response with respect to this shareholder proposal has not changed from last year.
     The Bank has for many years established an advisory council to oversee enterprise-wide implementation of workplace equality initiatives. Currently, 36% of the executive positions at the Bank are held by women. The Bank’s leading role in promoting a diverse workforce and equitable workplace has been recognized externally with the receipt of a number of significant awards.
     At the Board level, the Governance and Nominating Committee of the Board, composed entirely of independent directors, implements a selection and screening process to ensure that suitable candidates are identified and recommended to the Board. Currently, there are four women on the Board, which constitutes one-quarter of the non-management directors. The Committee considers many issues in assessing candidates and recommending nominees to the Board. This includes determining the optimal Board size, the breadth and diversity of experience of candidates, the mix of skills and talents required for the overall effectiveness of the Board and its committees and the outside commitments that proposed candidates may already be under. The Board does not believe in establishing arbitrary percentages for the determination of its members given that the composition of the Board is dependent on many factors. The Board is, however, fully committed to ongoing review to ensure its members reflect a diverse and effective balance of skills and talents.
The Board recommends that shareholders vote against Proposal No. 4.
Proposal No. 5
Information on Fairness of Compensation
It is proposed that the annual report and the management information circular disclose the fairness ratio between the total compensation of the highest-paid executive of Bank of Montreal, including annual wages, bonuses, allowances, payments under long-term incentive plans and all other forms of compensation, and the average compensation of employees.
Shareholder’s Explanation:
According to a May 2006 study published by Teacher’s pension fund, there is no link between executive compensation and stock performance. This study reached a very disturbing conclusion: executives who received the highest wage increases were not able to have their corporation’s share value increase faster than the shares of corporations in the same industry. In Canada, the average compensation of executives in large corporations for 2006, according to data compiled by the Globe and Mail, was 116 times the average compensation of Canadian workers.
     The compensation policies for senior executives and their general employment terms are too generous, excessive in many cases, which is unfair for lower level executives and employees. It is imperative that laws and by-laws of our institutions uphold fair and reasonable policies for the treatment of human resources.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
The Bank’s compensation arrangements are market-based for all levels of employees within the Bank. Accordingly, executive compensation programs are designed to attract, retain and motivate the executive talent needed to further the Bank’s vision and goals. Compensation for all employees, from entry level to Chief Executive Officer, is subject to routine competitive market benchmarking.
     The Bank supports the disclosure of meaningful information relating to senior executive compensation. Comprehensive disclosure on the Bank’s executive compensation is provided in this Proxy Circular including disclosure of a Cost of Management Ratio on page 30. However, the proposed “fairness ratio” requested by this shareholder proposal would not improve executive compensation practices and the release of that information could be inconsistent with the best interest of the Bank.
     The Board believes that the Bank’s executive compensation arrangements and disclosure of information relating to those arrangements are appropriate.
The Board recommends that shareholders vote against Proposal No. 5.

Bank of Montreal Proxy Circular     53

Shareholder Proposals (continued)
Proposal No. 6
Prior Approval of Senior Executives Compensation Policy
by Shareholders
It is proposed that the compensation policy for the five highest-paid executives of Bank of Montreal, as well as the directors’ fees, be approved in advance by shareholders.
Shareholder’s Explanation:
Given the significant costs that can be generated by excessive compensation packages, it is only fair that shareholders, as owners of Bank of Montreal, be called upon to approve the compensation policy for the five highest-paid executives and the fees paid to board members. The current fait accompli policy in such matters is archaic and offensive for shareholders, who are merely called upon to rubberstamp such policy at annual meetings.
     This requirement is stated in the “OECD Principles of Corporate Governance 2004”:
“Shareholders should be able to voice their views on the compensation policy for board members and key executives. The equity component of compensation schemes for directors, key executives and employees should be subject to shareholder approval”.
In France, total fees of board members must be approved by shareholders. In the United States, all share purchase plans or option plans are subject to shareholder vote at general meetings. On April 20, 2007, the House of Representatives passed, by a historical vote of 269 to 134, a new act that ensures that shareholders have an annual non-binding and advisory vote on their company’s executive pay practices for public companies. The voting results obtained with resolutions of this kind, called “say on pay”, at annual meetings of certain large corporations are noteworthy: Ingersoll-Rand (57% in favour), Blockbuster (57%), Motorola (52%), Bank of New York (47%), Apple (46%) and Citigroup (43%).
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
With respect to fees paid to Board members, the Bank Act already requires shareholders to approve the maximum total amount of remuneration paid to all directors. The total maximum remuneration for directors is set out in Special By-Law ‘A’, which was approved by shareholders. Any increase in this amount would also require shareholder approval.
     The Bank’s Stock Option Plan and amendments have been approved by the shareholders in compliance with regulatory requirements. The granting of options under the Non-Officer Director Stock Option Plan was discontinued effective November 1, 2003.
     One of the Board’s key governance roles is to assess the performance of senior executives and approve their compensation arrangements. The Bank requires the flexibility and certainty to be able to structure appropriate compensation arrangements in order to attract and retain the best qualified persons who can achieve the strategic goals of the Bank. To ensure the integrity and independence of the process for executive compensation, the Human Resources and Management Compensation Committee of the Board, which is comprised entirely of independent directors, engages independent compensation advisors and reviews at least annually the compensation levels of executives in similar positions with comparable organizations in Canada and the United States.
     The Board believes that the Bank’s executive compensation arrangements are appropriate and drive performance for the benefit of shareholders. It is not in the best interests of the Bank or its shareholders to implement the type of process required by this shareholder proposal which would hinder the Bank’s ability to address competitive conditions and attract and retain senior executive talent.
The Board recommends that shareholders vote against Proposal No. 6.
Proposal No. 7
No Option Exercised by Executives Before the End of their Term
It is proposed that Bank of Montreal control the exercise of options granted to senior executives and directors of our corporations by preventing such persons from exercising their options before the end of their term.
Shareholder’s Explanation:
Since the mid 90s, North American corporations have increasingly used stock options in the compensation of their senior executives and directors. Such practice resulted in excessive compensation levels that cannot be justified given the performance of the vast majority of corporations and the share return to shareholders. These abusive practices have largely contributed to the dramatic loss of trust of investors and the public in the quality of corporate governance and the integrity of financial markets. Compensation of corporate executives is no longer linked to their ability to reach established long-term objectives and became an incentive to manage corporations with the only goal of an immediate change in share price. The massive use of stock options in compensation packages is the key cause of such distortions and, according to several people, it would be the source of numerous frauds by executives who, with the help of their accomplice auditors, violated ethics and the law to manipulate information about the actual financial condition of their company.
     Far from aligning the interests of executives with those of shareholders, options have led to a degradation of investors wealth. On September 26, 2002, the Canadian Council of Chief Executives (CCCE) acknowledged such failure by saying it understood the frustration felt by investors “when senior executives are handsomely rewarded for past performance that proves to be short-lived”.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
The Bank’s compensation arrangements are market-based for all levels of employees within the Bank. In considering the above proposal, it is important to note that the prominence of stock options, as an element of total compensation, has been significantly reduced by the Bank in the past several years.
     The Bank’s equity compensation, including stock options and minimum shareholding requirements, align the interests of senior executives with increased shareholder value over the long term. The Report on Executive Compensation on page 24 of this Proxy Circular provides a detailed summary of the Bank’s Stock Option Plan, including vesting requirements. Stock option vesting under the Bank’s Stock Option Plan is based on a combination of time-based vesting and performance-based vesting which is linked to increases in the Bank’s common share price.
     The Bank has also implemented guidelines which stipulate substantial minimum shareholding requirements for executives which are proportional to the executive’s compensation and position in order to further align their interests with increasing shareholder value. For example, the minimum required holding for the Chief Executive Officer is seven times salary. In addition, the most senior executives must maintain their minimum stock holding requirements for a period beyond retirement. The required holding period for the Chief Executive Officer is two years following retirement. These shareholding requirements reinforce the importance to senior executives of making long-term strategic decisions with a view to sustained shareholder returns.
     The Board is satisfied that the Bank’s equity compensation programs and shareholding requirements align senior executive interests with increased shareholder value over the long term.
The Board recommends that shareholders vote against Proposal No. 7.

54     Bank of Montreal Proxy Circular

Proposal No. 8
Disclosure of Interests in Hedge Funds and High-Risk Mortgage Loans
Given the strong concerns expressed by many observers and regulators as to the impacts of so called “hedge” funds as well as high-risk mortgage loans on the stability of the financial system, it is proposed that the Bank disclose information on its direct or indirect interests in such type of activities.
Shareholder’s Explanation:
Last year, the MÉDAC sounded the alarm by asking for the disclosure of interests in hedge funds. Our proposal received strong support at the annual meetings in which we took part, such support being generally higher than 10%. Pursuant to law, the MÉDAC submits such proposal again since these funds continue to present very high risks for investors who are not provided with enough information to accurately assess the risk they face.
     Let us state again that hedge funds are funds that use risk management techniques to speculate on financial markets. Their financial strategy rests mainly on the large-scale use of leverage, being a considerable indebtedness used to finance risky investments and arbitrage to take advantage of price differentials between markets. Mainly located in tax havens, such funds hold no securities but borrow them and become owners only when the transaction materializes. The leverage effect is thus maximum. Let us add that many such funds, which are purely speculative, use hear-say to create imbalances and the volatility required to make a profit without economic cause.
     The disclosure of banks interests in such funds is not MÉDAC’s only concern as far as risky investments go. This summer, stock exchanges entered a very high turbulence zone given the size of the American risky-mortgage loans (subprime). In August 2007, the New York Stock Exchange lost 400 points in a single day and the TSX, 300. That crisis resulted from certain American real estate institutions that granted loans to American families who could not afford it, against higher interest rates. In order to grant more and more loans, these institutions transformed such high-risk loans into bond like securities that were sold to other corporations, for example banks or specialized companies that offer higher risk and less regulated mutual funds, such as hedge funds, to their customers. Certain Canadian financial institutions have been severely affected by that crisis.
     For the sake of transparency, shareholders should be informed of such investments so that they can assess their investment in the company in light of the risks they incur and the highly speculative management philosophy of their executives and board members.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
This shareholder proposal was raised last year with respect to hedge funds. As indicated last year, the Bank, as a leading financial services provider, enters into a variety of financial transactions as part of its day-to-day financial services business.
     The Bank undertakes financial transactions with a broad range of counterparties which may include hedge funds. The Bank does not hold significant interests in hedge funds for its own trading activities. Transactions involving hedge funds are subject to the same risk management procedures which the Bank uses with all counterparties. The Bank’s risk management procedures include comprehensive processes and models supported by qualified risk professionals. A detailed discussion of the Bank’s enterprise-wide risk management approach is provided in the Bank’s Annual Report.
     With respect to sub-prime mortgage activity, the Bank has very little direct retail exposure with sub-prime characteristics and the Bank’s exposure through bonds where the underlying assets are collateralized debt obligations and through the provision of commercial paper liquidity lines, is not material.
     The Bank attempts to measure risks that are material to its operations and reports on these risks in its financial reports. Details with respect to individual client transactions cannot be provided as the Bank is bound by its duty of client confidentiality. The Bank believes its disclosure practices are appropriate with respect to the matters raised in this proposal.
The Board recommends that shareholders vote against Proposal No. 8.
Proposal No. 9
Cumulative Vote for the Election of Directors
It is proposed that Bank of Montreal amend its statutes to create a cumulative voting mechanism for the election of board members.
Shareholder’s Explanation:
This proposal presented by the MÉDAC at the Bank of Montreal shareholders meeting received a support of 4.50%. Under this election mode, shareholders are entitled to as many votes as the number of shares they hold, multiplied by the number of nominees to be elected. Such votes can later be exercised in favour of one nominee only or of all nominees at the discretion of the shareholder. Cumulative vote is a provision in Canadian law allowing minority shareholders to better express their will while electing corporate directors. One of the pillars of sound governance is the legitimacy of directors: in a world where corporate ownership has gradually been transformed from a small number of large shareholders to a large number of small scattered interests and passive funds, the process of directors selection passed entirely into the hands of managers and directors in place, focusing on independence and credibility – two principles of which we certainly acknowledge the value – but brushing aside the legitimacy of representation for both majority and minority shareholders, a source of new ideas and added value for all shareholders.
     To ensure the application of this principle, we ask for the implementation of cumulative voting, so that minority shareholders can fully play their role, since current voting policies benefit the positions of management. Directors legitimacy is as important as their independence and credibility. The objective of this proposal is not to assess the openness of management and the board of directors towards shareholder concerns, but rather to essentially affirm the principle that board members must equally represent majority and minority shareholders.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
This shareholder proposal is the same proposal made to the Bank for consideration at its Annual Meeting of Shareholders in February 2005.
     The Board believes the response given to that shareholder proposal is still relevant today.
     It is in the best interests of all shareholders that the Bank have a well balanced Board which represents the interests of all shareholders on an equal basis and not the special interests of any particular group of shareholders. This is achieved by presenting for election a slate of directors with the breadth and diversity of experience and skills to work effectively together on behalf of all shareholders. Cumulative voting allows a shareholder to vote all of his or her shares in favour of a single candidate for election as a director. As a result, the holders of a comparatively small percentage of the outstanding shares are able to support the election of a single director who could advance their particular interests. Cumulative voting is designed primarily for situations where there is a controlling or significant shareholder to allow the minority shareholders to elect a representative on the Board. As no shareholder is permitted under the Bank Act to own more than 10% of any class of Bank shares without Minister of Finance approval or to control the Bank, cumulative voting is neither required nor appropriate with respect to the Bank.

Bank of Montreal Proxy Circular     55

Shareholder Proposals (continued)
     It is the responsibility of the Governance and Nominating Committee of the Board, which is comprised entirely of independent directors, to recommend to the Board all candidates being proposed for nomination as directors. Accordingly, the selection of director candidates is completely outside the control of management. The Governance and Nominating Committee annually reviews the composition of the Board to ensure it is comprised of persons having the skills and experience necessary to allow it to supervise the business and affairs of the Bank. These procedures ensure the optimal mix of skills and talents required for overall Board effectiveness.
     The Board believes its current procedures provide all shareholders with effective representation on an equal basis.
The Board recommends that shareholders vote against Proposal No. 9.

Mr. J. Robert Verdun, 153-B Wilfred Avenue, Kitchener, Ontario N2A 1X2, 519-574-0252, bobverdun@rogers.com, has submitted two proposals. These proposals and Mr. Verdun’s supporting comments are set out verbatim, in italics, below:
Proposal No. 10
Shift Executive Compensation to Charitable Purposes
This Bank shall, as soon as practical, implement a system of senior executive compensation that shifts the largest part of compensation from direct personal payments into charitable funds that are directed by the appropriate executives after retirement.
Shareholder’s Explanation:
The rapid rise in compensation for senior executives is a matter of grave concern to shareholders. It is also potentially very damaging to employee relations within the bank, as the gap between the incomes of the top executives and those of the front-line workers becomes ever greater. Senior executive compensation has reached such a level that any executive who spends such income for personal consumption would be guilty of the worst form of environmental crime. Our threatened planet cannot survive such excessive personal consumption. Fortunately, the reality is that most senior executives devote substantial portions of their wealth to charitable purposes. This is welcome and laudable, but it raises an obvious question: Why pay all of that shareholders’ money directly to executives only to have them return it to society through charitable causes? Part of the answer is ego: No bank Chief Executive Officer wants to be paid less than his counterparts at competing institutions. This can be easily solved: The largest part of executive compensation should be awarded in the form of credits to special charitable funds, which the senior executives can direct after retirement. If the donations made from these funds are clearly associated with this Bank, everyone wins: The executive supports his or her favourite causes; worthy charities receive deserved support; and the Bank’s shareholders benefit through positive publicity for good works done with the shareholders’ money.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
The Bank and its employees actively support the communities in which we operate. The Bank takes pride in its prominent role in a number of noteworthy charitable organizations.
     The Board of Directors of the Bank also supports and encourages the individual philanthropic efforts of all of the Bank’s executives and employees, but believes that decisions with regard to such acts of philanthropy are personal decisions made by each individual free of compulsion in the context of his or her personal situation, priorities and means.
The Board recommends that shareholders vote against Proposal No. 10.
Proposal No. 11
Majority Voting shall be given Full Effect
Any Director who fails to receive a majority of “for” votes from shareholders participating in person or by proxy at the annual meeting must resign, and the resignation must take effect unconditionally.
Shareholder’s Explanation:
This Bank currently recognizes that any Director who fails to receive a majority of “for” votes in the annual shareholder election is required to submit his or her resignation, but the Board retains the discretion to decline to accept the resignation. This is a violation of the fundamental principles of democracy. The failure to receive a majority of “for” votes in an uncontested election is absolute and uncontestable proof that the Director no longer has the confidence of the shareholders. If there are extenuating circumstances, such as health problems causing a poor attendance record, these facts should be disclosed in advance of the annual meeting, and shareholders can make their own informed judgments. It is totally unacceptable to allow anyone to serve as a Director if that person has not received the clearly-expressed majority support of the shareholders.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
The Board has in place a policy requiring majority voting for the election of directors. If the votes in favour of the election of a director represent less than a majority of the shares voted and withheld, the director will submit his or her resignation promptly after the meeting to the Governance and Nominating Committee of the Board. The Committee will review the matter and make a recommendation to the Board. The Board’s decision on the matter will be publicly disclosed.
     This policy allows for consideration of the specific circumstances involved at the time, including ensuring Bank Act requirements are met dealing with the election of directors for the orderly functioning of the Bank.
The Board recommends that shareholders vote against Proposal No. 11.

Meritas Financial Inc. (“Meritas”), c/o Suite 1200, 1166 Alberni Street, Vancouver, British Columbia V6E 3Z3, telephone: 604-408-2456, email: info@share.ca, has submitted a proposal. This proposal and Meritas’ supporting comments are set out verbatim, in italics, below:
Proposal No. 12
RESOLVED, that shareholders of Bank of Montreal urge the board of directors to adopt a policy that Bank of Montreal’s shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Bank of Montreal’s management, to ratify the report of the Human Resources and Management Compensation Committee set forth in the proxy statement. The proposal submitted to shareholders should ensure that shareholders understand that the vote is non-binding and would not affect any compensation paid or awarded to any Named Executive Officer.
Shareholder’s Explanation:
Ever-improving executive compensation disclosure allows shareholders to become better informed with respect to the amounts to be paid to executives, the circumstances under which payments will be made, and the reasons for specific decisions about compensation structure. However disclosure, no matter how detailed, does not allow shareholders to provide any input on the decisions that have been made.
     Shareholders are seeking assurance that directors are making serious efforts to ensure that executive compensation is linked to corporate performance. Many are also concerned about the arrangements made with executives under pension schemes and severance packages. An advisory vote will provide shareholders with an opportunity to register their views on all elements of executive compensation.

56     Bank of Montreal Proxy Circular

     For many years, shareholders of Canadian issuers have had the opportunity to consider and vote on the adoption of stock-based compensation plans and many types of amendments made to them after they are adopted. Most other elements of executive compensation are not subject to a direct shareholder vote.
     Currently, shareholders who do not support some or all aspects of the corporation’s executive compensation package can only register this view through the relatively imprecise methods of withholding votes from the entire board or the directors on the compensation committee. An advisory vote will allow shareholders to clearly express their views of executive compensation by voting on the matter directly.
     An advisory vote on compensation was introduced in the United Kingdom in 2002. According to research compiled by Deloitte, in reported vote results from U.K. shareholder meetings held between 2002 and 2007, only 64 of 593 companies indicated that more than 20% of shareholders did not support the directors’ executive compensation report. Yet significant positive changes to executive compensation have been noted. According to corporate governance expert Stephen Davis, Deloitte found that there has been a significant increase in the amount of total incentive pay “with meaningful performance conditions attached” in the advent of the institution of the advisory vote in the U.K.*
     The institution of an advisory vote on executive compensation implicitly acknowledges the expertise of the directors charged with making decisions regarding compensatory matters while allowing shareholders to provide issuers with their views of those decisions.
THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:
In discharging its stewardship responsibilities, the Board considers compensation of the Bank’s senior executives as a key area of focus.
     The Board fully supports providing shareholders with detailed disclosure on senior executive compensation arrangements. The Report on Executive Compensation starting on page 24 of the Proxy Circular provides comprehensive disclosure in this regard.
     The Board believes that this proposal for a non-binding resolution of the shareholders to ratify the report of the Human Resources and Management Compensation Committee as set forth in the Bank’s proxy circular requires further study and consultation to ensure that all issues have been adequately considered before making a final recommendation. Over the course of the next year, the Board will further consider the issues raised by this proposal and consult with stakeholders, including shareholders, regulators, other financial institutions and leading corporations. The Board will make a final recommendation to the shareholders in advance of next year’s annual meeting of shareholders.
The Board recommends that shareholders vote against Proposal No. 12.

Mr. J. Robert Verdun, 153-B Wilfred Avenue, Kitchener, Ontario N2A 1X2, 519-574-0252, bobverdun@rogers.com, submitted two proposals which have been withdrawn based on the Bank’s confirmation of its practices as described below:
The first withdrawn proposal dealt generally with the Bank’s nominating committee, when choosing candidates as directors, giving first priority to the nominee’s ability to represent the interests of shareholders.
     The Bank strongly supports and has in place corporate governance practices such that the Governance and Nominating Committee, when choosing candidates as directors, gives highest priority to a nominee’s ability to effectively represent the interests of shareholders and to effectively fulfill his or her duties and responsibilities in accordance with the Bank Act.
     The second withdrawn proposal dealt generally with a reexamination of all compensation programs for senior executives in the past decade to ensure that they fully complied with Ontario Securities Commission regulations.
     The Bank is confident that its past and current executive compensation programs are in compliance with applicable regulatory requirements and have been fully disclosed. The Bank has conducted such review of its proxy circulars for the last ten years as it considers appropriate and believes that the circulars are in compliance with applicable rules and regulations.

Ethical Funds Inc., 800-1111 West Georgia Street, Vancouver, British Columbia V6E 4T6, submitted a proposal which has been withdrawn based on the Bank’s confirmation as described below. The withdrawn proposal dealt generally with a request that the Bank disclose procedures for evaluating credit risk associated with climate change.
     The Bank confirms that by April 2008, following consultation with relevant stakeholder groups, we intend to disclose on our web site our procedures for evaluating credit risk associated with climate change.

* Stephen Davis, “Does ‘Say on Pay’ Work?”, Policy Briefing No. 1, Millstein Centre for Corporate Governance and Performance, Yale School of Management, 2007. p. 10.
Bank of Montreal Proxy Circular     57

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